

 **Banco Itaú Holding Financeira S.A.**

Financial Statements - December 2004

MD&A - December 2004



BANCO ITAÚ HOLDING FINANCEIRA S.A.
INFORMATION ON THE RESULTS OF 2004

In 2004, Banco Itaú Holding Financeira S.A presented significant results that evidenced the sustainability of our business.

See below the highlights of Itaú for the year. The complete Financial Statements are issued in the Itaú website (http://www.itauri.com.br).

1. Consolidated net income totaled R$ 3,776 million in 2004, with an annualized return of 27.0% on consolidated stockholders' equity.

2. Itaú paid or accrued taxes and contributions for the year totaling R$ 4,051 million. In addition, R$ 5,349 million was withheld from clients, collected and paid.

3. Itaú had 45,316 employees by the end of 2004, with an increase of 2.866 employees in relation to 2003, as a result of the new activities arising from the purchase of Orbitall (2,812) and Taií (606). The fixed remuneration of the personnel added to the charges and benefits totaled R$ 2,814 million, or R$ 66 thousand per employee, on average, during the year. The social benefits given to the employees and their dependents amounted to R$ 477 million. R$ 48 million was invested in the formation, training and development of employees.

4. Consolidated net equity of R$ 13,971 million increased 17.6% during the year, while the net regulatory capital reached R$ 19,806 million. The market capitalization of Itaú reached R$ 44,092 million, the highest among banks in Latin America, an increase of 44.8 % during the year.

5. Itaú shares closed the year with share price increases of 45.6% for preferred shares and 40.2% for common shares. The amount of interest on own capital distributed to the stockholders increased to R$ 1,372 million, at R$ 12.11 per share.

6. The efficiency rate reached 52.4%, calculated according to international criteria, a significant improvement compared to the 54.5% in 2003, which confirms Itaú's effort in controlling costs and increasing income.

7. Consolidated assets totaled R$ 130,339 million, a 9.8% growth compared to the prior year. The loan portfolio totaled R$ 53,275 million, and we highlight the 69.3% increase in the micro and small business and middle market loan portfolio.

8. Total resources grew 15.0% as compared to the prior year, totaling R$ 211,238 million. The increase of 23.3% in investment funds must be pointed out.

9. Total technical provisions related to insurance, pension and capitalization reached R$ 11,023 million, a 43.4% growth compared to 2003. The premiums earned and pension and capitalization plans grew 13.9%.

10. Itaú was chosen for the fifth consecutive time to comprise the Dow Jones Sustainability Index (DJSWI), currently being the only Latin-American Bank included in the index. The DJSWI is used as a reference by investors and managers in 14 countries that have resources invested in investment funds and individual portfolios all over the world. The companies that make part of the Index are recognized for their excellence in management and generation of stockholders' value, and represent a total market value of more than US$ 6.5 trillion.

11. A highlight for the period is the partnership of Itaú with Companhia Brasileira de Distribuição (CBD) to form a new financial institution, with 50% interest of each partner. It will work with exclusivity in the offer of products and financial services to CDB customers. Itaú and Banco BMG signed a cooperation agreement with the objective of optimizing synergies between the institutions and increasing the focus on the individual segment. Also, an agreement with Banco Intercap S.A was signed to acquire a credit portfolio to finance vehicles for the individuals segment and for the acquisition of the credit distribution Company of Banco Intercap.

12. The bank increased its performance abroad with the inauguration of the first Itaú agency in Tokyo, Japan. This agency is directed to the Brazilians resident or visiting Japan, whose mission is to facilitate business with Brazil.

13. In November 2004, Itaú increased its interest in Credicard, becoming the leader among credit card issuers, increasing its market share to 20%. The use of the Credicard brand will be shared until 2008. Furthermore, this transaction will allow a significant opportunity for cross selling Itaú's products and financial services to the more than 3.8 million Credicard customers. The investment in Orbitall, a credit card processing company, was increased from 33.33% to 100%.

14. In the social area, we highlight the activities of Fundação Itaú Social, including the new edition of the "Prêmio Escrevendo o Futuro" ("Writing the Future Award") involving more than 10 thousand schools and nearly 1 million students, the continuity of the "Programa Melhoria da Educação do Município" ("Improvement of Municipal Education Program"), and the activities to form teachers and youngsters participating from the "Programa Jovens Urbanos" (Urban Youth Program). In 2004, R$ 19 million was invested in 15 projects, three partnerships and 89 supports to institutions whose social action is in line with the guidelines of the Foundation. Because of its projetcs and iniatives in the corporate social responsibility area, Itaú was pointed out as one of the model companies in the Good Corporate Citizenship Guide of Exame Magazine in 2004.

15. Amongst the several activities of Instituto Itaú Cultural, is the "Projeto Crônica na Sala de Aula" ("Chronicle in Classroom Project"), which was chosen to comprise the Good Corporate Citizenship Guide of Exame Magazine in 2004. During the year, investments of Itaú Cultural totaled R$ 25 million.

16. Consistent with Itaú's concern for the environment, Banco Itaú and Banco Itaú-BBA acceded to the Equator Principles. By adopting the Principles, banks assure that projects financed, above US$ 50 million, are socially responsible and reflect the best practices for environmental management.

17. With the objective of guiding its clients and the public in general about the proper use of the credit products, Itaú launched a unique campaign about the Conscious Use of Credit. The campaign is planned to unfold into various aspects and aims at having a clarifying and educational role.

18. Again the Itaú brand was considered the most valuable brand in Brazil, according to an appraisal made by the British consultants Interbrand, which evaluates the importance and strength of the brand in generating future results, taking into consideration the company's performance, relationship with the market, and capacity of acting in highly competitive scenarios. This study indicated a significant increase in the value of our brand, from US$ 1.093 million in 2003 to US$ 1,204 million in 2004. Another highlight is the recognition of Itaú as most admired company in Brazil, according to Interscience and Carta Capital Magazine. Itaú was leader in retail banking, insurance company and private pension plan categories.

Our work resulted from skilled and motivated staff banking who are committed to make Itaú even more concerned about the community the economic and social development of Brazil.

São Paulo, February 21, 2005

Olavo Egydio Setubal
Chairman of the Board of Directors

MANAGEMENT REPORT 2004

To our Stockholders:

We present our Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the year of 2004, in accordance with the Corporate Law and the regulations established by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

The growth of the economy in 2004 was the largest in the last ten years, reaching 5.0%, according to a Central Bank of Brazil ('BACEN') projection. The GDP recovery, which started in the second half of 2003, spread throughout the economy fostered by the increase in employment and income. The year was also highlighted by a strong investment upturn, posting an 11.8% increase by September, as well as increase in imports, with a historical surplus of US$ 33.7 billion in the balance of trade and US$ 11.7 billion in current account (2% of GDP).

In 2004, there was a decrease in inflation measured by the Broad Consumer Price Index (IPCA) as compared to 2003, reducing to 7.6%. The Central Bank's inflation target for 2005 is 5.1%. Accordingly the efforts to cut inflation should be maintained. So far, these efforts caused an increase in interest rates, started in September, causing Brazil's base rate ("SELIC") to reach 17.75% in December.

In 2004, the tax adjustments increased the primary surplus from 4.25% to 4.61% of the GDP. This fact, together with the economic growth, caused a decrease in public debt as compared to the GDP - from 57.0% in January to 51.8% in December - and the public deficit accumulated in the 12 months was less than 3.0% of the GDP for the first time since 1994.

Itaú Holding has always valued its long-term strategic vision focused on profitability and in the creation of shareholder value. In 2005, our major points of focus will be the expansion of individual and small business and middle market loan portfolio and cost management aimed at higher efficiency.

Itaú Holding's activities in the consumer credit area have been greatly reinforced in 2004 through three large operations: (i) startup of finance company Taií, with its own brand name and identity, operating in its own stores to finance consumption of non-accountholders from lower-middle and lower classes; (ii) the partnership with Companhia Brasileira de Distribuição (CBD), of the Pão de Açúcar Group, which offers exclusive, differentiated financial products and services to the customers of the 555 CBD stores all over Brazil and (iii) the increase of our interest in Credicard, assuming the leadership among credit card issuers, thus increasing our market share to approximately 20%. The use of the Credicard brand will be shared until 2008. Additionally, this transaction represents a significant cross-selling opportunity for Itaú Holding's financial products and services to the over 3.8 million Credicard customers. The investment in Orbitall, a credit card processing company, was increased from 33.33% to 100%.

Itaú Holding and Banco BMG signed a cooperation agreement with the objective of optimizing synergies between the institution and increasing the focus on the individual segment. We also signed a contract with

Banco Intercap S.A. for the acquisition of the car financing portfolio to individuals and the acquisition of the credit distribution and promotion company of Banco Intercap.

At the end of 2004, Itaú Holding's balance showed strong capitalization, clear revenue diversification, solid cost management, and a conservative risk management policy.

Main economic and financial indicators

	2004	2003	Growth %
Income - R$ million			
Gross income from financial operations	10,200	9,224	10.6
Income from services, insurance, pension funds & capitalization	12,398	10,129	22.4
Administrative & tax expenses (except ISS, PIS and COFINS) (1)	9,014	8,770	2.8
Operating income	7,342	5,714	28.5
Consolidated recurring net income	4,870	3,717	31.0
Consolidated net income	3,776	3,152	19.8
Income per share - R$ (per thousand shares in 2003)			
Consolidated net income	33.33	27.66	20.5
Equity in the earnings	123.34	104.25	18.3
Interest on own capital	12.11	9.72	24.6
Price of share PN (2)	389.26	267.26	45.6
Market capitalization – R$ million (3)	44,092	30,453	44.8
Balance sheet – R$ million			
Total assets	130,339	118,738	9.8
Total loans (includes endorsements and sureties)	53,275	44,581	19.5
Free, raised and managed own resources	211,238	183,627	15.0
Subordinated debt	4,765	4,814	(1.0)
Consolidated stockholders' equity	13,971	11,879	17.6
Reference equity (4)	19,806	17,185	15.3
Financial indices (%) p.a.			
Recurring profitability on stockholders' equity	34.9	31.3	
Profitability on stockholders' equity	27.0	26.5	
Return on assets	2.9	2.7	
Efficiency rate (5)	52.4	54.5	
Solvency rate (Basel rate) (6)	20.6	19.8	
Investment in fixed assets rate (6)	27.4	25.0	

(1) Includes personnel expenses, other administrative expenses and tax expenses from CPMF and other taxes and other operating expenses.
(2) Based on the average quotation of the last month of the year.
(3) Calculated based on the average quotation of the preferred shares of the last month of the year.
(4) Capital basis, calculated according to BACEN Resolution No. 2837/01, dated May 30, 2001, based on the economic and financial consolidated.
(5) Calculated based on international criteria.
(6) Position at December 31.

Itaú Holding's consolidated net income for the year of R$ 3,776 million resulted in 27.0% profitability on stockholders' equity, which is in line with the previous year. Itaú Holding paid or provided for R$ 4,051 million in taxes and contributions for the year.

Itaú Holding's assets reached R$ 130,339 million, a 9.8% increase over the previous year. Banco Itaú and Banco Itaú-BBA assets totaled R$ 109,983 million and R$ 34,488 million, respectively.

The Bank's shareholders' equity has grown consistently, without any capital increase and a distribution of R$ 1,372 million in dividends this year (R$ 12.11 per share), a 23.8% increase as compared to 2003, reaching R$

13,971 million in 2004, a 17.6% increase this year. Reference equity reached R$ 19,806 million.

In 2004 Itaú Holding's shares were the most traded shares in Brazilian and U.S. stock exchanges, amongst the national banks, reaching a daily financial volume of some R$ 31 million in Bovespa and R$ 19 million in NYSE. Itaú Holding's shares closed 2004 with an appreciation of 45.6% for preferred shares and 40.2% for common shares in Bovespa. The market value of Itaú Holding at the end of 2004 was R$ 44,092 million (US$ 16,611 million), a 44.8% increase in the year, making Itaú Holding the financial institution with highest stock market value in all Latin America.

At the end of 2004, the Bank's service network reached 3,073 branches and 653 bank service posts operating inside corporate customers. The ATM network totals 21,150 units, accounting for more than 50% of convenience transactions carried out directly by customers, which total over one billion transactions. Considering the transactions by telephone, fax, internet, automatic debit system, and credit card purchases, the total reaches over two billion transactions. This service structure's efficiency and the continuous improvement of products and services are based on consistent technology investments. In 2004 alone, the Bank invested R$ 1 billion in IT for the purchase hardware and software, and in the maintenance and development of the existing structure.

Itaú Holding employed 45,316 people at the end of 2004, with an increase of 2,866 employees compared to 2003, which is a consequence of the new operations of the recently acquired Orbitall (2,812 employees) and Taií (606 employees). Staff fixed compensation plus charges and benefits totaled R$ 2,814 million or R$ 66,000 per employee on average for the year. Welfare benefits granted to employees and their dependants totaled R$ 477 million. The Bank invested R$ 48 million in education, training, and development programs.

In the social area, we should highlight the contributions of Fundação Itaú Social, including the new edition of "Prêmio Escrevendo o Futuro" (Writing the Future Award) involving more than 10,000 schools, 25,000 teachers and approximately 1 million students, the continuity of "Programa Melhoria da Educação do Município" (Improvement of Municipal Education Program) and the education activities for educators and the young people that participated in the "Programa Jovens Urbanos" (Urban Youth Program). In 2004, R$ 19 million were invested in 15 own projects, 3 joint projects, and 89 support initiatives to institutions whose social actions are aligned with the Foundation's guidelines.

Because of its projects and initiatives focusing the corporate social responsibility, Itaú was chosen as one of the model companies in the Good Corporate Citizenship Guide of Exame Magazine in 2004.

In line with its purpose to increase access to culture, Itaú Cultural promoted the exhibition Emoção Art.ficial 2.0. Together with the Imperial Palace of Rio de Janeiro, Itaú Cultural inaugurated the exhibition "Tudo é Brasil" (It's ALL Brazil). The interview program "Jogo de Idéias" (Idea Game), produced by Itaú Cultural, was launched in TVE of Rio de Janeiro. The Rumos Program received applications from all over Brazil and countries such as Germany, United States, and Japan. We should also highlight the Project "Crônica na Sala de Aula" (Chronicle in the Classroom). During the year, Itaú Cultural investments totaled R$ 25 million.

Itaú brand was considered again the most valuable brand in Brazil, according to an appraisal made by British consultants Interbrand, which evaluates the importance and strength of the brand generating future results, taking into consideration the company's performance relationship with the market and capacity of acting in highly competitive scenarios. This study indicated a significant increase in the value of our brand, from US$ 1,093 million in 2003 to US$ 1,204 million in 2004. Another highlight is the recognition of Itaú as the most admired company in Brazil, according to Interscience and Carta Capital Magazine. Itaú was leader in retail banking, insurance company and private pension plan categories.

To reiterate Itaú Holding's concern for the environment, Banco Itaú and Banco Itaú-BBA acceded to the Ecuador Principles. By adopting these Principles, these Banks assure that projects financed over US$ 50 million are developed in a socially responsible manner, reflecting environmental management best practices.

Banco Itaú launched in early October a unique campaign on the judicious use of credit. The purpose of the campaign is to guide clients and the population in general on how to properly use the Bank's credit products. The campaign is planned to unfold into various aspects and aims at having a clarifying and educational role. In a time of solid credit expansion, Itaú Holding understands this is a material task for the sustainable development of the country.

Under Circular 3,068 of the Central Bank of Brazil, of November 8, 2001, which sets forth Securities' recording and accounting measurement criteria, Itaú Holding hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 3,518 million, corresponding to 11.9% of total securities held.

The April 28, 2004 Extraordinary and Annual General Meeting approved the creation of a single Audit Committee for the entire Itaú Financial Conglomerate. Following the requirements of Resolution 3,198 of National Monetary Council, Sarbannes - Oxley Act and Securities and Exchange Commission - SEC, due to the negotiation of Itaú Holding's shares in New York Stock Exchange (NYSE). Three outside members were appointed for the Committee: director Carlos da Câmara Pestana, as Committed Chairman, and directors Alcides Lopes Tápias and Tereza Cristina Grossi Togni. The latter will be the Committee's expert director because of her proven knowledge in the accounting and audit areas.

During the year, PricewaterhouseCoopers Auditores Independentes provided audit related services to enable the Bank to comply with the rules set forth by the Sarbanes Oxley Act, Section 404, in the amount of R$ 1,730 thousand, representing 13.9% of total fees paid. PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit services in excess of 5% of total external audit fees.

We emphasize that Itaú Holding will continue to take the necessary actions to anticipate economic and market changes to ensure sustained development, and collaborate in the economic and social development of Brazil.

The Annual Report and the Management's Discussion and Analysis of Results of Operations of Itaú Holding, which contain detailed information on the operations in the period, are available at Itaú Holding's website (http://www.itauri.com.br).

We thank once again our shareholders and customers for their indispensable support and trust, and our employees for their dedication and talent that propel us to ever better results.

(Approved at the Meeting of the Board of Directors on February 21, 2005).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS

Chairman
OLAVO EGYDIO SETUBAL

Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Director and Senior Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS
SERGIO SILVA DE FREITAS

Executive Vice-President
ALFREDO EGYDIO SETUBAL

Legal Consultant
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SÍLVIO APARECIDO DE CARVALHO

INTERNATIONAL ADVISORY COMMITTEE
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

ADVISORY COUNCIL

FERNANDO DE ALMEIDA NOBRE NETO
JOAQUIM FRANCISCO MONTEIRO DE CARVALHO
LÍCIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

OPTIONS COMMITTEE ITAÚ HOLDING
Chairman
OLAVO EGYDIO SETUBAL
Members
CARLOS DA CÂMARA PESTANA
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
Chairman
CARLOS DA CÂMARA PESTANA
Effective members
ALCIDES LOPES TÁPIAS
TEREZA CRISTINA GROSSI TOGNI

TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES
ROBERTO TEIXEIRA DA COSTA

DISCLOSURE COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES
ROBERTO TEIXEIRA DA COSTA
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL

Chairman
GUSTAVO JORGE LABOISSIERE LOYOLA

Members
ALBERTO SOZIN FURUGUEM
IRAN SIQUEIRA LIMA

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

Assets	12/31/2004	12/31/2003
CURRENT ASSETS	**99,429,825**	**87,953,542**
CASH AND CASH EQUIVALENTS	**1,930,452**	**2,156,958**
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	**19,183,059**	**20,994,759**
Money market	10,772,391	10,265,847
Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)	202,646	329,512
Interbank deposits	8,208,022	10,399,400
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**20,467,391**	**17,361,561**
Own portfolio	7,108,136	6,421,321
Subject to repurchase commitments	421,006	903,082
Pledged in guarantee	1,582,728	2,319,580
Deposited with the Central Bank	198,804	960,712
Derivative financial instruments	1,645,465	1,175,673
Guarantor Resources of Technical Provision - Funds quotas of PGBL/VGBL (Note 10b)	6,917,731	4,110,931
Guarantor Resources of Technical Provision - Other securities (Note 10b)	2,593,521	1,470,262
INTERBANK ACCOUNTS	**10,600,668**	**8,186,700**
Pending settlement	18,272	17,857
Central Bank deposits	10,569,115	8,155,457
National Housing System (SFH)	8,029	10,035
Correspondents	5,252	3,351
INTERBRANCH ACCOUNTS	**16,095**	**12,398**
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	**31,160,853**	**25,473,012**
Operations with Credit Assignment Characteristics (Note 4d)	32,721,041	27,107,041
(Allowance for loan losses) (Note 4e)	(1,560,188)	(1,634,029)
OTHER RECEIVABLES	**15,394,316**	**13,148,232**
Foreign exchange portfolio (Note 8)	9,159,294	7,525,531
Income receivable	575,081	667,131
Insurance premium receivable	646,989	569,926
Negotiation and Intermediation of securities	341,572	128,593
Sundry (Note 12a)	4,671,380	4,257,051
OTHER ASSETS (Note 4f)	**676,991**	**619,922**
Other assets	380,995	402,993
(Valuation allowance)	(111,275)	(128,482)
Prepaid expenses	407,271	345,411
LONG-TERM RECEIVABLES	**27,789,995**	**27,575,728**
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	**563,613**	**262,617**
Money market	46,960	-
Interbank deposits	516,653	262,617
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**8,708,194**	**11,580,961**
Own portfolio	5,859,692	6,029,980
Subject to repurchase commitments	406,757	1,595,519
Pledged in guarantee	589,365	1,355,391
Deposited with the Central Bank	658,213	775,743
Derivative financial instruments	316,078	268,725
Assets Guaranteeing Technical Provision - Other securities (Note 10b)	878,089	1,555,603
INTERBANK ACCOUNTS - National Housing System (SFH)	**261,497**	**267,251**
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	**13,192,658**	**10,022,612**
Operations with Credit Assignment Characteristics (Note 4d)	14,686,025	11,551,550
(Allowance for loan losses) (Note 4e)	(1,493,367)	(1,528,938)
OTHER RECEIVABLES - Sundry (Note 12a)	**4,555,251**	**4,920,701**
OTHER ASSETS - Prepaid expenses (Note 4f)	**508,782**	**521,586**
PERMANENT ASSETS	**3,118,823**	**3,208,592**
INVESTMENTS (Note 4g and 15b)	**919,973**	**924,311**
Investments in subsidiaries and affiliates	773,353	792,806
Domestic	112,029	112,381
Foreign	661,324	680,425
Other Investments	250,929	243,445
(Allowance for losses)	(104,309)	(111,940)
FIXED ASSETS (Note 4h)	**1,964,889**	**2,008,624**
Property for own use	2,146,261	2,143,279
Other fixed assets	3,107,112	2,523,583
(Accumulated depreciation)	(3,288,484)	(2,658,238)
DEFERRED CHARGES (Note 4i)	**233,961**	**275,657**
Organization and expansion expenses	502,702	573,636
(Accumulated amortization)	(268,741)	(297,979)
TOTAL ASSETS	**130,338,643**	**118,737,862**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

LIABILITIES	12/31/2004	12/31/2003
CURRENT LIABILITIES	**82,265,006**	**78,487,257**
DEPOSITS (Notes 4a and 9b)	**40,633,743**	**35,289,508**
Demand deposits	11,005,716	9,672,280
Savings deposits	19,197,331	17,667,397
Interbank deposits	647,197	1,193,577
Time deposits	9,632,901	6,756,254
Other deposits	150,598	-
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**10,505,459**	**13,527,728**
Own portfolio	4,200,665	5,434,867
Third-party portfolio	6,097,387	5,663,156
Free portfolio	207,407	2,429,705
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 10b)	**1,325,277**	**1,629,508**
Mortgage notes	1,456	172,053
Foreign borrowings in securities	1,323,821	1,457,455
INTERBANK ACCOUNTS	**124,695**	**83,597**
Pending settlements	117	88
Correspondents	124,578	83,509
INTERBRANCH ACCOUNTS	**953,539**	**694,038**
Third-party funds in transit	945,920	684,571
Internal transfer of funds	7,619	9,467
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**5,731,378**	**7,951,685**
Borrowings	4,179,349	6,681,301
Onlendings	1,552,029	1,270,384
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)	**1,058,833**	**598,869**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)	**2,466,845**	**2,792,823**
OTHER LIABILITIES	**19,465,237**	**15,919,501**
Collection and payment of taxes and contributions	264,791	144,361
Foreign exchange portfolio (Note 8)	9,405,346	7,785,305
Social and statutory	1,209,192	924,607
Tax and social security contributions (Note 14c I)	1,319,497	1,496,234
Negotiation and Intermediation of securities	545,223	337,787
Credit card operations	3,675,329	2,523,612
Securitization of foreign payment orders (Note 9f)	526,710	198,423
Subordinated debts (Note 9g)	67,456	76,821
Sundry (Note 12b)	2,451,693	2,432,351
LONG-TERM LIABILITIES	**32,861,917**	**27,171,090**
DEPOSITS (Notes 4a and 9b)	**1,396,087**	**1,408,172**
Interbank deposits	-	14,672
Time deposits	1,396,087	1,393,500
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS- Own Portfolio (Notes 4a and 9c)	**5,592,959**	**3,404,481**
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**2,105,686**	**2,129,119**
Debentures	-	562,111
Foreign borrowings in securities	2,105,686	1,567,008
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**4,786,588**	**5,016,481**
Borrowings	1,811,829	1,798,933
Onlendings	2,974,759	3,217,548
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)	**114,403**	**155,832**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)	**8,556,228**	**4,896,294**
OTHER LIABILITIES	**10,309,966**	**10,160,711**
Tax and social security contributions (Note 14c I)	2,524,412	2,113,665
Negotiation and Intermediation of securities	-	1,977
Securitization of foreign payment orders (Note 9f)	1,376,317	1,776,517
Subordinated debts (Note 9g)	4,697,884	4,736,750
Sundry (Note 12b)	1,711,353	1,531,802
DEFERRED INCOME	**47,225**	**110,447**
MINORITY INTEREST IN SUBSIDIARIES	**1,193,413**	**1,089,860**
STOCKHOLDERS' EQUITY (Note 16)	**13,971,082**	**11,879,208**
Capital	8,101,000	4,780,000
Domestic	6,453,484	3,795,351
Foreign	1,647,516	984,649
Capital reserves	2,183,867	5,648,619
Retained earnings	3,688,528	1,285,609
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6c)	472,940	557,215
(Treasury shares)	(475,253)	(392,235)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**130,338,643**	**118,737,862**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income
(In thousands of Reais)

	01/01 to 12/31/2004	01/01 to 12/31/2003
INCOME FROM FINANCIAL OPERATIONS	**17,271,070**	**14,358,844**
Loans, leasing and other credits	9,363,195	7,285,072
Securities and derivative financial instruments	5,960,215	4,922,567
Insurance, pension plan and capitalization	1,293,016	1,156,477
Foreign exchange operations	22,061	68,166
Compulsory deposits	632,583	926,562
EXPENSES ON FINANCIAL OPERATIONS	**(6,143,715)**	**(3,497,525)**
Money market	(4,846,819)	(4,372,826)
Technical provision for pension plan and capitalization	(967,065)	(703,204)
Borrowings and onlendings	(329,831)	1,578,505
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	**11,127,355**	**10,861,319**
RESULT OF LOAN LOSSES (Note 7d I)	**(927,250)**	**(1,637,682)**
Expense with allowance for loan losses	(1,581,638)	(2,207,022)
Income from recovery of credits written off as loss	654,388	569,340
GROSS INCOME FROM FINANCIAL OPERATIONS	**10,200,105**	**9,223,637**
OTHER OPERATING INCOME (EXPENSES)	**(2,858,412)**	**(3,509,873)**
Banking service fees (Note 12c)	6,165,286	5,121,169
Resources management	1,411,412	1,320,220
Current account services	1,230,073	1,001,933
Credit cards	1,162,013	965,171
Sureties and credits granted	915,676	653,395
Receipt services	866,398	698,634
Other	579,714	481,816
Result of operations with insurance, pension plan and capitalization (Note 10c)	780,738	747,245
Personnel expenses (Note 12d)	(3,319,631)	(3,174,198)
Other administrative expenses (Note 12e)	(4,289,389)	(4,119,636)
Tax expenses (Notes 4l and 14a II)	(1,425,210)	(1,118,240)
Income from interests in associated and subsidiary companies (Note 15b)	78,965	24,508
Other operating income (Note 12f)	315,095	281,664
Other operating expenses (Note 12g)	(1,164,266)	(1,272,385)
OPERATING INCOME	**7,341,693**	**5,713,764**
NON OPERATING INCOME	**29,230**	**(105,647)**
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING	**7,370,923**	**5,608,117**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4l and 14a I)	**(2,091,622)**	**(1,586,693)**
Due on operations for the period	(1,465,039)	(1,619,376)
Temporary additions	(626,583)	32,683
EXTRAORDINARY RESULT (note 13)	**(1,094,423)**	**(565,090)**
PROFIT SHARING	**(357,725)**	**(295,300)**
Employees - Law 10101 of 12/19/2000 (Note 22i)	(284,017)	(219,190)
Officers - Statutory - Law 6404 of 12/15/1976	(73,708)	(76,110)
MINORITY INTEREST IN SUBSIDIARIES	**(51,537)**	**(9,214)**
NET INCOME	**3,775,616**	**3,151,820**
NUMBER OF OUTSTANDING SHARES - (In thousands at 12/31/2003) (Note 16a)	**113,271,050**	**113,943,830**
NET INCOME PER SHARE - (per thousand shares at 12/31/2003) R$	**33.33**	**27.66**
STOCKHOLDERS' EQUITY PER THOUSAND SHARES- (per thousand shares at 12/31/2003) R$	**123.34**	**104.25**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position
(In thousands of Reais)

	01/01 to 12/31/2004	01/01 to 12/31/2003
A - FINANCIAL RESOURCES WERE PROVIDED BY	**20,359,351**	**17,943,531**
ADJUSTED NET INCOME	**5,701,456**	**4,573,579**
Net income	3,775,616	3,151,820
Adjusted net income:	1,925,840	1,421,759
Depreciation and amortization	603,958	606,827
Income from participation in subsidiaries	(78,965)	(24,508)
Exchange variation on permanent and non-operating assets	12,992	11,020
Provision for losses	(24,163)	36,977
Extraordinary result in subsidiary and associated companies	1,412,018	791,443
STOCKHOLDERS' RESOURCES:	72,663	559,988
- Subscription of shares	-	522,220
- Stock options granted	72,663	37,768
THIRD PARTIES' RESOURCES ARISING FROM:	14,481,679	12,758,803
- Increase in liabilities	12,779,631	10,637,943
Deposits	5,332,150	-
Money market	-	5,056,458
Derivative financial instruments	418,535	-
Technical provisions for insurance, pension plan and capitalization	3,333,956	3,286,251
Other liabilities	3,694,990	2,295,234
- Decrease in assets	1,510,704	1,767,792
Short-term Interbank deposits	1,510,704	-
Interbank and interbranch accounts	-	1,767,792
- Changes in deferred income	(63,222)	44,503
- Disposal of assets and investments:	191,216	302,818
Non-operating assets	129,218	277,812
Fixed assets	34,304	9,180
Investments	27,694	15,826
- Dividends received from associated companies	57,755	-
- Write-off of deferred changes	5,595	5,747
CHANGES IN MINORITY INTERESTS	103,553	51,161
B - FINANCIAL RESOURCES WERE USED FOR	**20,585,857**	**17,680,829**
INTEREST ON OWN CAPITAL PAID AND PROVISIONED	1,372,564	1,107,949
PURCHASE OF TREASURY SHARES	300,199	285,617
INVESTMENTS IN:	618,391	689,984
- Non-operating assets	95,335	180,066
- Fixed assets	485,101	462,654
- Investments	37,955	47,264
DEFERRED CHARGES	1,492,846	752,017
- Goodwill on the acquisition of investments	1,398,917	591,953
- Other	93,929	160,064
INCREASE IN ASSETS:	13,190,202	8,912,954
- Short-term Interbank deposits	-	4,285,837
- Securities and derivative financial instruments	335,059	2,960,088
- Interbank and interbranch accounts	2,111,312	-
- Loan, leasing operations and other credits	8,857,887	248,494
- Other receivables	1,837,220	1,270,310
- Other assets	48,724	148,225
DECREASE IN LIABILITIES:	3,611,655	5,932,308
- Deposits	-	2,299,313
- Deposits received under securities repurchase agreements	833,791	-
- Funds from acceptance and issuance of securities	327,664	796,276
- Borrowings and onlendings	2,450,200	1,632,780
- Derivative financial instruments	-	1,203,939
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**(226,506)**	**262,702**
CHANGES IN FINANCIAL POSITION:		
Cash and cash equivalents:		
- At the beginning of the year	2,156,958	1,894,256
- At the end of the year	1,930,452	2,156,958
- Increase or decrease	**(226,506)**	**262,702**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
BALANCE SHEET
(In thousands of Reais)

ASSETS	12/31/2004	12/31/2003
CURRENT ASSETS	**634,093**	**643,217**
CASH AND CASH EQUIVALENTS	**45**	**13**
SHORT-TERM INTERBANK DEPOSITS	**149,643**	**1,773**
Money market	8,564	1,773
Interbank deposits	141,079	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**86**	**-**
OTHER RECEIVABLES	**484,319**	**641,431**
Income receivable (Note 15a)	369,788	627,152
Negotiation and intermediation of securities	1,129	-
Sundry (Note 12a)	113,402	14,279
LONG-TERM RECEIVABLES	**140,716**	**23,400**
SHORT-TERM INTERBANK DEPOSITS - Investments in interbank deposits	**-**	**23,400**
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**58,611**	**-**
Own portfolio	35,596	-
Pledged in guarantee	23,015	-
OTHER RECEIVABLES - Sundry (Note 12a)	**82,105**	**-**
PERMANENT ASSETS		
INVESTMENTS - Investments in local subsidiaries (Note 15a)	**15,070,233**	**11,810,271**
TOTAL ASSETS	**15,845,042**	**12,476,888**

LIABILITIES		
CURRENT LIABILITIES	**1,085,285**	**868,333**
INTERBANK DEPOSITS	**-**	**152,342**
DERIVATIVE FINANCIAL INSTRUMENTS	**561**	**-**
OTHER LIABILITIES	**1,084,724**	**715,991**
Social and statutory (Note 16b II)	889,497	680,694
Tax and social securitiy	19,334	34,327
Sundry (Note 12b)	175,893	970
STOCKHOLDERS' EQUITY (Note 16)	**14,759,757**	**11,608,555**
Capital	8,101,000	4,780,000
local residents	6,453,484	3,795,351
Foreign residents	1,647,516	984,649
Capital reserves	2,183,867	5,648,619
Retained earnings	4,477,203	1,014,956
Adjustment to market value - securities and derivatives	472,940	557,215
(Treasury shares)	(475,253)	(392,235)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**15,845,042**	**12,476,888**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF INCOME
(In thousands of reais)

	2nd half-year of 2004	01/01 to 12/31/2004	01/01 to 12/31/2003
INCOME FROM FINANCIAL OPERATIONS			
Securities and derivative financial instruments	85,636	80,512	6,157
EXPENSES ON FINANCIAL OPERATIONS			
Money market	(28)	(5,651)	(3,198)
GROSS RESULT FROM FINANCIAL OPERATIONS	**85,608**	**74,861**	**2,959**
OTHER OPERATING INCOME (EXPENSES)	**2,955,243**	**4,629,076**	**2,039,645**
Personnel expenses	(2,831)	(5,817)	(3,785)
Other administrative expenses	(6,837)	(11,692)	(2,660)
Tax expenses (Note 14a II)	(46,118)	(57,878)	(46,423)
Income from interest in subsidiaries (Note 15 a)	3,011,984	4,705,608	2,092,506
Other operating income (expenses)	(955)	(1,145)	7
OPERATING INCOME	**3,040,851**	**4,703,937**	**2,042,604**
NON OPERATING INCOME	**1,585**	**1,557**	**-**
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING	**3,042,436**	**4,705,494**	**2,042,604**
INCOME TAX AND SOCIAL CONTRIBUTION (Note 14a I)	**(5,460)**	**132,351**	**(7,311)**
Due on operations for the period	(1,983)	(2,163)	(7,680)
Temporary additions	(3,477)	134,514	369
PROFIT SHARING - Officers - Law 6404 of 12/15/1976	**(1,598)**	**(2,900)**	**(2,316)**
NET INCOME	**3,035,378**	**4,834,945**	**2,032,977**
NUMBER OF OUTSTANDING SHARES - (In thousands at 12/31/2003) (Note 16a)		113,271,050	113,943,830
NET INCOME PER SHARE (Per thousand shares at 12/31/2003) - R$		42.68	17.84
STOCKHOLDERS' EQUITY PER SHARE (Per thousand shares at 12/31/2003)- R$		130.30	101.88

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 16)
(In thousands of Reais)

	Capital	Capital Reserves	Revenue reserves	Adjustment to market value-securities and derivatives	Retained earnings	(Treasury shares)	Total
BALANCES AT 07/01/2004	**8,101,000**	**2,183,867**	**2,311,224**	**378,798**	**-**	**(483,551)**	**12,491,338**
Treasury shares	-	-	(134)	-	-	8,298	8,164
Purchase of Treasury shares	-	-	-	-	-	(15,313)	(15,313)
Granting for share options - options exercised	-	-	(134)	-	-	23,611	23,477
Change of adjustment to market value	-	-	-	94,142	-	-	94,142
Net income	-	-	-	-	3,035,378	-	3,035,378
Legal reserve	-	-	151,769	-	(151,769)	-	-
Statutory reserves	-	-	2,014,344	-	(2,014,344)	-	-
Interest on own capital	-	-	-	-	(869,265)	-	(869,265)
BALANCES AT 12/31/2004	**8,101,000**	**2,183,867**	**4,477,203**	**472,940**	**-**	**(475,253)**	**14,759,757**
CHANGES IN THE PERIOD	**-**	**-**	**2,165,979**	**94,142**	**-**	**8,298**	**2,268,419**
BALANCES AT 01/01/2003	**15,263**	**-**	**-**	**506**	**(1,239)**	**-**	**14,530**
Merger of Itaubanco shares EGM 11/21/2002	4,245,237	5,764,586	-	104,382	91,003	(263,073)	9,942,135
Merger of Itaubanco shares - SCM 03/24/2003 and EGM 04/09/2003							
Capital increase	519,500	2,720	-	-	-	-	522,220
Interest on own capital	-	-	-	-	(8,199)	-	(8,199)
Treasury shares	-	(118,687)	-	-	-	(129,162)	(247,849)
Purchase of Treasury shares	-	-	-	-	-	(285,617)	(285,617)
Cancellation of treasury shares -O/EGM - 04/30/2003	-	(118,687)	-	-	-	118,687	-
Granting for share options - options exercised	-	-	-	-	-	37,768	37,768
Change of adjustment to market value	-	-	-	452,327	-	-	452,327
Reversal of the provision for interest on own capital - 2002	-	-	-	-	164	-	164
Net income	-	-	-	-	2,032,977	-	2,032,977
Appropriations:							
Legal reserve	-	-	101,649	-	(101,649)	-	-
Statutory reserves	-	-	913,307	-	(913,307)	-	-
Interest on own capital	-	-	-	-	(1,099,750)	-	(1,099,750)
BALANCES AT 12/31/2003	**4,780,000**	**5,648,619**	**1,014,956**	**557,215**	**-**	**(392,235)**	**11,608,555**
CHANGES IN THE YEAR	**4,764,737**	**5,648,619**	**1,014,956**	**556,709**	**1,239**	**(392,235)**	**11,594,025**
Capitalization of reserves EGM of 04/28/2004	3,321,000	(3,321,000)	-	-	-	-	-
Reserves arising from tax incentives	-	632	-	-	-	-	632
Treasury shares	-	(144,384)	(134)	-	-	(83,018)	(227,536)
Purchase of treasury shares	-	-	-	-	-	(300,199)	(300,199)
Cancellation of treasury shares - E/OGM - 04/30/2003	-	(144,384)	-	-	-	144,384	-
Granting for share options - options exercised	-	-	(134)	-	-	72,797	72,663
Change of adjustment to market value	-	-	-	(84,275)	-	-	(84,275)
Reversal of the provision for interest on own capital paid on 03/05/2004 - 2003	-	-	-	-	(479)	-	(479)
Net income	-	-	-	-	4,834,945	-	4,834,945
Appropriations:							
Legal reserve	-	-	241,747	-	(241,747)	-	-
Statutory	-	-	3,220,634	-	(3,220,634)	-	-
Interest on own capital	-	-	-	-	(1,372,085)	-	(1,372,085)
BALANCES AT 12/31/2004	**8,101,000**	**2,183,867**	**4,477,203**	**472,940**	**-**	**(475,253)**	**14,759,757**
CHANGES IN THE YEAR	**3,321,000**	**(3,464,752)**	**3,462,247**	**(84,275)**	**-**	**(83,018)**	**3,151,202**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

	2nd half-year of 2004	01/01 to 12/31/2004	01/01 to 12/31/2003
A - FINANCIAL RESOURCES WERE PROVIDED BY	**1,767,965**	**2,533,415**	**12,621,337**
ADJUSTED NET INCOME	23,394	129,337	-
- Net income	3,035,378	4,834,945	-
- Adjustments to Net Income from equity in subsidiary companies	(3,011,984)	(4,705,608)	-
STOCKHOLDERS' RESOURCES:	23,477	72,663	10,502,123
- Purchase of Itaú shares	-	-	10,464,355
- Stock options granted	23,477	72,663	37,768
THIRD PARTIES' RESOURCES ARISING FROM:	635,507	445,148	868,153
- Increase liabilities	635,507	369,294	866,024
Derivative financial instruments	561	561	-
Interbank deposits	-	-	150,095
Other liabilities	634,946	368,733	715,929
- Decrease in assets	-	75,854	2,129
Securities and derivative financial instruments	-	-	2,129
Other receivables	-	75,854	-
INTEREST ON OWN CAPITAL AND DIVIDENDS RECEIVED FROM SUBSIDIARIES	1,085,587	1,886,267	1,251,061
B - FINANCIAL RESOURCES WERE USED FOR	**1,767,977**	**2,533,383**	**12,621,327**
ADJUSTED NET LOSS	-	-	59,529
- Net income	-	-	(2,032,977)
- Adjustments to net income: Income from equity in subsidiary companies	-	-	2,092,506
INTEREST ON OWN CAPITAL PAID/PROVISIONED	869,265	1,372,564	1,107,949
PURCHASE OF TREASURY SHARES	15,313	300,199	285,617
INVESTMENTS IN:	445,345	524,799	10,502,123
- Acquisitions	422,140	452,408	-
- Purchase of Itaú shares	-	-	10,464,355
- Stock options granted	23,205	72,391	37,768
INCREASE IN ASSETS	438,054	183,479	666,109
- Short-term interbank deposits	37,106	124,470	25,173
- Securities and derivative financial instruments	9,961	59,009	-
- Other receivables and other assets	390,987	-	640,936
DECREASE IN LIABILITIES - Interbank deposits	-	152,342	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**(12)**	**32**	**10**
CHANGES IN FINANCIAL POSITION:			
Cash and cash equivalents:			
At the beginning of the year	57	13	3
At the end of the year	45	45	13
Increase or decrease	(12)	32	10

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(All amounts in thousands of Reais, unless otherwise indicated)

NOTE 1 – OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.

In the period, the process of acquisition of Banco AGF S.A., which had started on October 20, 2003, was approved by the Brazilian Central Bank on February 5, 2004. As from March 31, 2004, the acquisition is included in the consolidated financial statements. Financial settlement in the amount of R$ 247,942 for the transaction as a whole, including the acquisition of AGF Vida e Previdência S.A. and the group life portfolio of AGF Brasil Seguros, already consolidated on December 31, 2003, occurred on February 20, 2004.

On October 27, 2004, the final agreements, announced on July 27, 2004, which aims at establishing a partnership between ITAÚ HOLDING and Companhia Brasileira de Distribuição (CBD) for the creation of a new company called FINANCEIRA ITAÚ CBD S.A. CRÉDITO, FINANCIAMENTO E INVESTIMENTO which will exclusively structure and sell products and financial services and similars for CBD customers, were signed. The investment amounted to R$ 455,541, resulting in a goodwill in the amount of R$ 380,540 fully amortized in the consolidated financial statements.

The Company is expected to start operations in the 1st six-month period of 2005, which should not significatively change the results for the next year.

On November 8, 2004, the agreement to change the shareholding structure of the Credicard group was completed, through which Itaú Holding increased its shareholding in Credicard Banco S.A.(Credicard), from 33.33% to 50%, and acquired full control over Orbitall, a credit card processing company, in which it also held 33.33%. The increase in investments, already considered in the consolidation as from October 31, 2004, in Credicard, and from November 30, 2004, in Orbitall, amounted to R$ 1,060,303(R$ 772,688 in Credicard and R$ 287,615 in Orbitall), already settled, which includes goodwill fully amortized in the consolidated financial statement in the amount of R$ 953,377 (R$ 720,811 and R$ 232,566 respectively).

On December 31, 2004, this transaction basically resulted in an increase in the balances of Marketable Securities– R$ 53,636, Loan, Leasing and Other Credit Operations – R$ 747,520, Other Credits - R$ 219,302 and Interbank Deposits – R$ 179,321 and Other Liabilities – R$ 820,427 which includes Credit Card Operations – R$ 507,754. In the three subsequent years, no significant effects on results are expected.

On December 10, 2004, an agreement with Banco Intercap S.A. (Intercap) was signed, involving the acquisition of its credit distribution Company for the amount of R$ 65,500, which included goodwill of R$ 65,000 fully amortized in the consolidated financial statements. The transaction aims at improving loan operations for individuals, specially the financing of used vehicles, as well as aggregating experience in this segment sales. Additionally, the acquisition of the vehicles financing portfolio for indivuals of Intercap is scheduled, which should be completed in the beginning of 2005.

The processes for approval of these transactions are pending approval in the Brazilian Central Bank.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

As set forth in the sole paragraph of article 7 of BACEN Circular 3068, of 11/8/2001 the marketable securities classified as trading securities (Note 4b) are presented in the Balance Sheet, in Current Assets, regardless of their maturity dates.

Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credits operations. The resources related to these amounts are included in Other Liabilities – Operations with Credit Cards. The Leasing Operations are presented at current value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income.

The exchange rate result is presented adjusted, with the reclassification of expenses and income, so as to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

b) Consolidation

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which the funds quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding equity accounts.

The difference in Net Income and Stockholders' Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 16d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated from the acquisition of investments and recognition of tax credits:

I- In ITAÚ HOLDING, goodwill recorded in subsidiaries, mainly originated from the increases in investments of Credicard and Orbitall, in the partnership to set up the Financeira Itaú CBD and on the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or the realization of investments in order to: a) avoid unnecessary decrease in its Stockholders' Equity for operating limits computation purposes;b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

In ITAÚ HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these acquisitions occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

II- In BANCO BANESTADO S.A. (BANESTADO), tax credits are recorded at amounts considered adequate in relation to expected future earnings. In ITAÚ HOLDING CONSOLIDATED, these tax credits are fully recognized, considering the larger size and additional synergy, which are factors which favor maximization of results.

The consolidated finacial statements include ITAÚ HOLDING and its direct and indirect subsidiaires, highlighting:

		Participation %	
		12/31/2004	12/31/2003
FINANCIAL ACTIVITY AND FINANCIAL OPERATIONS			
Banco Itaú S.A.		100.00	100.00
Banco Itaú-BBA S.A.		95.75	95.75
Banco Banestado S.A.		99.99	99.99
Banco Itaucred Financiamento S.A.		99.99	99.99
Banco Fiat S.A.		99.99	99.99
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(1)	19.52	19.52
Banco Itaú Europa S.A.	(1)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itaú Corretora de Valores S.A.		99.99	99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES			
Itaú Seguros S.A. e Controladas		100.00	100.00
Itaú Vida e Previdência S.A.		99.99	99.99
Cia. Itaú de Capitalização		99.99	99.86
Itauprev Vida e Previdência S.A.	(2)	99.99	99.95
CREDIT CARD ADMINISTRATION ACTIVITIES			
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard Banco S.A.	(3)(4)	50.00	33.33
Orbitall Serviços e Processamento e Informatização Comercial Ltda e controlada	(4)	100.00	33.33
Redecard S.A.	(3)	31.94	31.94
Miravalles Empreendimentos e Participações S.A.	(3)(5)	50.00	-
CONSORTIA GROUPS ADMINISTRATION			
Fiat Administradora de Consórcios Ltda.		99.99	99.99
Itaú Administradora de Consórcios Ltda.		99.99	99.99
NON- FINANCIAL INSTITUTIONS			
Akbar – Marketing e Serviços, LDA e Controladas		95.75	95.75
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada		100.00	100.00
Itaúsa Export S.A.	(1)	22.23	22.23
Serasa S.A.	(3)	32.54	32.54

(1) *Associated Companies included on consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).*

(2) *New name of AGF Vida e Previdência S.A.*

(3) *Company with shared control included proportionally on consolidation.*

(4) *Increase in participation for the period (note 1).*

(5) *Investment set up on 8.9.2004 to make feasible the partnership between ITAÚ and CBD (Note 1).*

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at December 31, 2004, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), are as follows:

	Financial system consolidated (1)	Economic-Financial consolidated (2)
Referential equity (3)	19,939,238	19,806,499
Basel ratio	21.6%	20.6%
Tier I	16.8%	16.0%
Tier II	4.8%	4.6%
Fixed asset ratio (4)	46.5%	27.4%
Excess capital in relation to fixed assets	703,515	4,473,220

(1) Consolidated financial statements including only financial companies.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3) BACEN, through Resolution 2837/2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (20.6%, based on economic-financial consolidated) to be adequate, considering that:
a) It is higher than the minimum required by the authorities (11.0%).
b) The ratio increases to 20.8% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAÚ HOLDING) used to establish limits.
c) Considering item (b) above and other realization asset amounts (Note 18), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 23.9%.

For calculation of the ratios at December 31, 2004 the Adjusted Reference Net Equity was used, as follows:

	Financial system consolidated	Economic- Financial Consolidated
ITAÚ HOLDING stockholders' equity (Individual)	14,759,756	14,759,756
Minority interest not eliminated in the consolidation	1,270,280	1,140,905
Unrealized profits of operations with subsidiaries	(14,513)	(17,877)
Consolidated stockholders' equity (BACEN)	16,015,523	15,882,784
Subordinated debt	3,971,250	3,971,250
Tax credits excluded from Level I	(47,535)	(47,535)
Referential equity	19,939,238	19,806,499
Adjustments:		
Requirement for SWAP operations risk	(292,777)	(292,777)
Requirement for foreign exchange risk	(1,458,534)	(1,458,534)
Requirement for interest rate risk	(155,186)	(154,827)
Other	(280,350)	(280,350)
Adjusted referential equity	17,752,391	17,620,011

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

Evolution of the Basel ratio

	Financial System Consolidated			Economic-Financial consolidated		
	Adjusted Referential Equity	Weighted Assets	Effect	Adjusted Referential Equity	Weighted Assets	Effect
Ratio at 12/31/2003	**15,535,340**	**71,935,258**	**21.6%**	**15,403,251**	**77,956,899**	**19.8%**
Result for the period	4,936,866		6.8%	4,927,761		6.3%
Interest on own capital	(1,372,564)		-1.9%	(1,372,564)		-1.8%
Variation adjustments to securities and derivatives	(84,276)		-0.1%	(84,276)		-0.1%
Interest rate risk	48,477		0.1%	48,397		0.1%
Treasury stock	(227,536)		-0.3%	(227,536)		-0.3%
Foreign exchange exposure	(583,529)		-0.8%	(583,529)		-0.8%
SWAP operations risk	136,033		0.2%	136,033		0.2%
Subordinated debt	(555,082)		-0.8%	(555,082)		-0.7%
Other changes in referential equity	(81,338)		-0.1%	(72,444)		-0.1%
Changes in weighted assets		10,108,132	-3.1%		7,744,640	-2.0%
Ratio at 12/31/2004	**17,752,391**	**82,043,390**	**21.6%**	**17,620,011**	**85,701,539**	**20.6%**

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) **Short-term interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables** - Transactions subject to monetary and exchange correction and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) **Securities** - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Resolution Circular 3068, of November 8, 2001. Securities are classified in the following categories:

- trading securities – acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

- securities available for sale – securities that are not intended for negotiation nor intended to be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

- securities held to maturity – securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) **Derivative Financial Instruments -** These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The non-hedged amount is recorded directly in the statement of income.

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) – These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682 of December 21, 1999, among which are:

- Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f) Other assets – These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, of which benefits showed be recorded in deferred income.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:

Buildings in use			4 %
Installations, furnishings, equipment and security, transportation and communication	10 %	to	25 %
EDP systems	20 %	to	50 %

i) Deferred charges – Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition of softwares, which are amortized on a straight-line basis over five years.

j) Technical Provisions of Insurance, Capitalization and Pension Plans – Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 89 of August 19, 2002.

I- Insurance:

Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period; Provision for insufficient premiums – set up in case of insufficient Provision for unearned premiums; Provision for unearned premiums of current risks but not issued – calculated based on technical studies; Provision for unsettled claims – set up based on notices of loss, in an amount sufficient to cover future commitments; Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

II- Supplementary Pension Plans and Individual life insurance segments – correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

Provision for benefits to regulate and redemptions or Other amounts to regulate (Other provisions) – refer to amounts still not regulated up to the balance sheet date; Provision for events occurred but not reported (IBNR) – set up in relation to the estimated amount of events occurred but not reported; Mathematical provisions for benefits granted and benefits to be granted – correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits; Provision for insufficient contribution – set up in case of insufficient mathematical provisions.

III-Capitalization:

Mathematical provision for redemptions – represents capitalization securities received to be redeemed; Provision for raffles– calculated according to definition in technical note; Raffles payable – set up by raffles of securities carried out; Provision for contingencies (Other provisions) – set up by the application of contingency quota on the collected amount.

k) Provision and Contingent Liabilities – Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow that most adequate measurement, in spite of the uncertainty of their term and amount.

I- Labor contingencies:

These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits ended in the last 12 months, for lawsuits based on claims considered similar and usual and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final judgment and unappealable;

II- Civil contingencies:

These are set up upon judicial notice and adjusted monthly:

- at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered relevant; or

- at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors – which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant;

Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unapeable.

III- Tax and social security contingencies:

The provisions originated in tax and social security contingencies basically refer to liabilities related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion. They are restated, net of the corresponding deposits in guarantee, in accordance with current legislation.

Interest or restatement of judicial escrow deposits is not recognised, except when a release order has been issued in respect of claims judged in favour of the companies, due to the lawsuits considered favorable.

l) Taxation – These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (1)	0.65%
COFINS (1) (2)	4.00%
ISS	until 5.00%
CPMF	0.38%

(1) For the non financial subsidiaries which fit into the non cumulative calculation the PIS rate is 1.65% and COFINS increased from 3% to 7.6% as from February 2004.
(2) As from September 2003, included, the rate changed from 3% to 4% for financial companies and similar.

NOTE 5 - SHORT-TERM INTERBANK INVESTMENTS

	12/31/2004						12/31/2003	
	0 - 30	31 - 180	181 - 365	Acima de 365	Total	%	Total	%
Money market	8,796,368	1,976,023	-	46,960	10,819,351	54.8	10,265,847	48.3
Funded position (*)	2,493,409	1,976,023	-	46,960	4,516,392	22.9	2,830,937	13.3
Financed position	6,302,959	-	-	-	6,302,959	31.9	5,007,637	23.6
With free movement	207,846	-	-	-	207,846	1.1	2,423,531	11.4
Without free movement	6,095,113	-	-	-	6,095,113	30.9	2,584,106	12.2
Linked to Free Movement Securities	-	-	-	-	-	0.0	2,427,273	11.4
Money market - Guarantor Resources of Technica Provisions - SUSEP	202,646	-	-	-	202,646	1.0	329,512	1.6
Interbank deposits	5,814,903	1,713,488	679,631	516,653	8,724,675	44.2	10,662,017	50.1
TOTAL	**14,813,917**	**3,689,511**	**679,631**	**563,613**	**19,746,672**		**21,257,376**	**100**
% per maturity term	75.0	18.7	3.4	2.9				
TOTAL - 12/31/2003	14,947,879	5,912,210	134,670	262,617	21,257,376			
% per maturity term	70.3	27.8	0.6	1.3				

(*) Includes R$ 812,215 related to money market with free movement, in which securities are restricted to guarantee transactions at the Commodities Futures Exchange (BM&F).

NOTE 6 - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by type of instruments and maturity of Securities and Derivatives, already adjusted to their respective market value, of which R$ 10,389,341 (R$ 7,136,796 at 12/31/2003) refer to guarantor resources of technical provisions (Note 10b).

a) Summary

	12/31/2004											12/31/2003
	Cost	Provision for adjustment to market value with impact on: Net income	Provision for adjustment to market value with impact on: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
PUBLIC SECURITIES - DOMESTIC (1)	**7,190,719**	**11,035**	**283,979**	**7,485,733**	**25.3**	**189,429**	**118,430**	**941,653**	**1,078,487**	**702,234**	**4,455,500**	**14,306,264**
Financial Treasury Bills	2,133,696	9	13,219	2,146,924	7.3	-	109,943	920,283	102,142	519,878	494,678	3,548,719
National Treasury Bills	133,374	(21)	74	133,427	0.5	13,375	-	5,951	109,920	4,181	-	2,350,448
National Treasury Notes	2,518,093	(564)	231,513	2,749,042	9.3	-	-	-	362,593	27,946	2,358,503	3,444,204
National Treasury Notes - M	109,627	-	-	109,627	0.4	-	-	12,181	12,181	24,361	60,904	145,523
Central Bank Notes	311,769	801	29,841	342,411	1.2	-	-	-	307,135	35,276	-	1,947,479
National Treasury/Securitization	149,836	75	372	150,283	0.5	50	1,316	109	74,394	2,769	71,645	235,645
Brazilian External Debt Bonds	1,601,135	10,735	7,428	1,619,298	5.5	9,431	7,171	3,129	109,082	44,409	1,446,076	2,206,431
Investment in non Exclusive Funds	166,573	-	-	166,573	0.6	166,573	-	-	-	-	-	369,714
Financial Treasury Bills	162,428	-	-	162,428	0.5	162,428	-	-	-	-	-	317,310
National Treasury Bills	2,534	-	-	2,534	0.0	2,534	-	-	-	-	-	15,852
Other	1,611	-	-	1,611	0.0	1,611	-	-	-	-	-	36,552
Other	66,616	-	1,532	68,148	0.2	-	-	-	1,040	43,414	23,694	58,101
PUBLIC SECURITIES - FOREIGN	**1,016,382**	**3,560**	**45,277**	**1,065,219**	**3.6**	**3,308**	**124,455**	**15,261**	**42,758**	**71,774**	**807,663**	**1,061,782**
Portugal	597,777	-	45,093	642,870	2.2	-	58,070	1,311	42,758	59,415	481,316	865,614
Argentina (2)	42,657	1,028	-	43,685	0.1	2,605	-	100	-	-	40,980	106,029
Central Bank	33,036	980	-	34,016	0.1	-	-	93	-	-	33,923	81,474
National Treasury	9,621	48	-	9,669	0.0	2,605	-	7	-	-	7,057	24,555
Russia	177,030	2,623	-	179,653	0.6	-	-	-	-	-	179,653	-
Germany	16,087	-	-	16,087	0.1	-	-	-	-	12,359	3,728	-
United States	116,153	(259)	8	115,902	0.4	703	66,383	-	-	-	48,816	31,750
Other	66,678	168	176	67,022	0.2	-	2	13,850	-	-	53,170	58,389
PRIVATE SECURITIES	**11,707,684**	**33,617**	**404,058**	**12,145,359**	**41.1**	**2,689,999**	**1,712,737**	**1,370,973**	**1,466,852**	**1,356,672**	**3,548,126**	**8,564,147**
Euro Bonds and Others	4,232,188	24,994	85,295	4,342,477	14.7	100,949	133,704	254,273	753,776	898,589	2,201,186	2,456,932
Bank Deposit Certificates	3,836,873	(1)	1	3,836,873	13.0	1,119,469	1,273,000	626,329	636,009	74,012	108,054	3,753,377
Shares in Publicly Traded Companies	533,510	5,696	311,992	851,198	2.9	776,988	-	74,210	-	-	-	677,342
Debentures	1,179,922	(77)	2,190	1,182,035	4.0	-	-	24,186	23,899	219,593	914,357	1,026,274
Promissory Notes	753,052	1	1	753,054	2.5	134,870	306,033	259,005	53,146	-	-	238,513
Mortgage Bills	149,667	-	-	149,667	0.5	-	-	-	-	149,667	-	55,595
Fixed Income Funds (3)	587,633	-	-	587,633	2.0	494,876	-	-	-	5,876	86,881	87,910
Overseas Variable Income Funds	41,445	-	1,568	43,013	0.1	43,013	-	-	-	-	-	31,080
Variable Income Funds	11,201	-	3,096	14,297	0.0	14,297	-	-	-	-	-	75,472
Real Estate Certificates receivable	221,853	1,862	(85)	223,630	0.8	-	-	-	-	-	223,630	56,452
Other	160,340	1,142	-	161,482	0.5	5,537	-	132,970	22	8,935	14,018	105,200
PGBL/VGBL FUNDS QUOTAS (4)	**6,917,731**	**-**	**-**	**6,917,731**	**23.4**	**6,917,731**	**-**	**-**	**-**	**-**	**-**	**4,110,931**
SUBTOTAL - MARKETABLE SECURITIES	**26,832,516**	**48,212**	**733,314**	**27,614,042**	**93.4**	**9,800,467**	**1,955,622**	**2,327,887**	**2,588,097**	**2,130,680**	**8,811,289**	**28,043,124**
Trading securities	13,622,493	48,212	-	13,670,705	46.2	8,810,038	1,315,145	972,324	423,345	287,528	1,862,325	12,114,121
Securities available for sale	9,691,982	-	733,314	10,425,296	35.2	967,387	631,316	470,001	1,847,647	1,769,233	4,739,712	12,290,974
Securities held to maturity (5)	3,518,041	-	-	3,518,041	11.9	23,042	9,161	885,562	317,105	73,919	2,209,252	3,638,029
DERIVATIVE FINANCIAL INSTRUMENTS	**2,000,451**	**(38,908)**	**-**	**1,961,543**	**6.6**	**829,509**	**270,810**	**250,746**	**294,400**	**136,917**	**179,161**	**1,444,398**
TOTAL	**28,832,967**	**9,304**	**733,314**	**29,575,585**	**100.0**	**10,629,976**	**2,226,432**	**2,578,633**	**2,882,497**	**2,267,597**	**8,990,450**	**29,487,522**
						35.9%	**7.5%**	**8.7%**	**9.7%**	**7.7%**	**30.4%**	
Additional allowance (exceeding minimum required)				**(400,000)**								**(545,000)**
TOTAL MARKETABLE SECURITES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				**29,175,585**								**28,942,522**
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	**(1,186,856)**	**13,620**	**-**	**(1,173,236)**	**100.0**	**(603,941)**	**(160,920)**	**(123,719)**	**(170,253)**	**(42,300)**	**(72,103)**	**(754,701)**

(1) Includes securities restricted to guarantees in the amount of R$ 3,905,514 (R$ 7,222,454 at 12/31/2003), being: Guarantor Resources of Technical Provisions R$ 1,275,438 (R$ 436,583 at 12/31/2003), Securities Subject to BACEN R$ 957,017 (R$ 1,736,455 at 12/31/2003) and Securities Subject to stock exchange and clearing house for custody and financial settlement of securities R$ 1,673,059 (R$ 5,049,416 at 12/31/2003);

(2) Includes mandatory acquisition in order to be compliant with deposit requirements R$ 36,900 (R$ 87,150 at 12/31/2003) and bonus to compensate losses associated to credit operations "pesification" R$ 18,879 at 12/31/2003;

(3) Includes non-exclusive funds administered by the group, in the amount of R$ 58,829, which do not include public securities;

(4) Portfolios of PGBL and VGBL pension plans owned by customers and recorded as marketable securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans;

(5) Positive adjustment to market not recorded in the amount of R$ 220,285 (R$ 142,793 at 12/31/2003), as mentioned in Note 6d.

b) Trading securities

See below the composition of the trading securities portfolio by type of securities, stated at their cost and market value, and by maturity term.

	12/31/2004										12/31/2003
	Cost	Adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
PUBLIC SECURITIES - DOMESTIC	**858,282**	**11,035**	**869,317**	**6.4**	**168,053**	**42,353**	**27,807**	**49,945**	**13,332**	**567,827**	**3,872,276**
Financial Treasury Bills	68,946	9	68,955	0.5	-	41,751	20,773	860	5,571	-	1,204,374
National Treasury Bills	31,739	(21)	31,718	0.2	840	-	5,951	20,746	4,181	-	1,485,972
National Treasury Notes	129,528	(564)	128,964	0.9	-	-	-	5,001	2,611	121,352	266,945
Central Bank Notes	20,125	801	20,926	0.2	-	-	-	20,926	-	-	110,824
National Treasury/Securitization	6,167	75	6,242	0.0	49	200	16	2,102	969	2,906	9,554
Brazilian External Debt Bonds	435,204	10,735	445,939	3.3	591	402	1,067	310	-	443,569	404,432
Investment in non Exclusive Funds	166,573	-	166,573	1.2	166,573	-	-	-	-	-	369,714
Financial Treasury Bills	162,428	-	162,428	1.2	162,428	-	-	-	-	-	317,310
National Treasury Bills	2,534	-	2,534	0.0	2,534	-	-	-	-	-	15,852
Other	1,611	-	1,611	0.0	1,611	-	-	-	-	-	36,552
Other	-	-	-	-	-	-	-	-	-	-	20,461
PUBLIC SECURITIES - FOREIGN	**348,339**	**3,560**	**351,899**	**2.6**	**703**	**37,108**	**-**	**-**	**12,359**	**301,729**	**116,818**
Portugal	-	-	-	-	-	-	-	-	-	-	116,474
Argentina	39,680	1,028	40,708	0.0	-	-	-	-	-	40,708	-
Central Bank	32,943	980	33,923	0.2	-	-	-	-	-	33,923	-
National Treasury	6,737	48	6,785	0.0	-	-	-	-	-	6,785	-
Russia	177,030	2,623	179,653	1.3	-	-	-	-	-	179,653	-
Germany	16,087	-	16,087	0.1	-	-	-	-	12,359	3,728	-
United States	86,884	(259)	86,625	0.6	703	37,106	-	-	-	48,816	-
Other	28,658	168	28,826	0.2	-	2	-	-	-	28,824	344
PRIVATE SECURITIES	**5,498,141**	**33,617**	**5,531,758**	**40.5**	**1,723,551**	**1,235,684**	**944,517**	**373,400**	**261,837**	**992,769**	**4,014,096**
Bank Deposit Certificates	3,052,778	(1)	3,052,777	22.3	933,738	1,079,390	623,403	240,429	72,214	103,603	2,606,563
Shares in publicly-traded Companies	258,409	5,696	264,105	1.9	264,105	-	-	-	-	-	238,921
Debentures	360,966	(77)	360,889	2.6	-	-	4,054	17,056	131,696	208,083	362,085
Promissory Notes	323,433	1	323,434	2.4	26,920	66,891	176,477	53,146	-	-	87,288
Fixed Income Funds	578,430	-	578,430	4.2	493,901	-	-	-	-	84,529	73,588
Variable Income Funds	28	-	28	0.0	28	-	-	-	-	-	-
Euro Bonds and others	668,490	24,994	693,484	5.1	4,558	89,403	7,613	62,747	48,992	480,171	566,458
Real Estate Certificates receivable	100,900	1,862	102,762	0.8	-	-	-	-	-	102,762	-
Other	154,707	1,142	155,849	1.1	301	-	132,970	22	8,935	13,621	79,193
PGBL/VGBL FUNDS QUOTAS	**6,917,731**	**-**	**6,917,731**	**50.6**	**6,917,731**	**-**	**-**	**-**	**-**	**-**	**4,110,931**
Total	**13,622,493**	**48,212**	**13,670,705**	**100.0**	**8,810,038**	**1,315,145**	**972,324**	**423,345**	**287,528**	**1,862,325**	**12,114,121**
% per maturity term					**64.4%**	**9.6%**	**7.1%**	**3.1%**	**2.1%**	**13.6%**	
Total 12/31/2003	**12,060,799**	**53,322**	**12,114,121**		**6,034,022**	**1,198,029**	**1,359,264**	**1,760,215**	**309,658**	**1,452,933**	
% per maturity term					**49.8%**	**9.9%**	**11.2%**	**14.5%**	**2.6%**	**12.0%**	

c) Securities available for sale

See below the composition of the securities available for sale portfolio by type, stated at its cost and market values, and by maturity term.

	12/31/2004										12/31/2003
	Cost	Adjustment to market value (in Stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
PUBLIC SECURITIES - DOMESTIC	**3,537,484**	**283,979**	**3,821,463**	**36.7**	**12,536**	**69,308**	**31,615**	**720,992**	**656,866**	**2,330,146**	**7,538,499**
Financial Treasury Bills	1,196,762	13,219	1,209,981	11.6	-	68,192	31,522	101,282	514,307	494,678	1,589,298
National Treasury Bills	101,635	74	101,709	1.0	12,535	-	-	89,174	-	-	864,476
National Treasury Notes	1,343,613	231,513	1,575,126	15.1	-	-	-	62,223	17,660	1,495,243	2,204,897
Central Bank Notes	291,644	29,841	321,485	3.1	-	-	-	286,209	35,276	-	1,836,655
National Treasury/Securitization	143,669	372	144,041	1.4	1	1,116	93	72,292	1,800	68,739	226,091
Brazilian External Debt Bonds	393,545	7,428	400,973	3.8	-	-	-	108,772	44,409	247,792	779,442
Other	66,616	1,532	68,148	0.7	-	-	-	1,040	43,414	23,694	37,640
PUBLIC SECURITIES - FOREIGN	**643,697**	**45,277**	**688,974**	**6.6**	**2,605**	**87,347**	**15,261**	**42,758**	**59,415**	**481,588**	**918,415**
Portugal	597,777	45,093	642,870	6.2	-	58,070	1,311	42,758	59,415	481,316	749,140
Argentina	2,977	-	2,977	0.0	2,605	-	100	-	-	272	106,029
Central Bank	93	-	93	0.0	-	-	93	-	-	-	81,474
National Treasury	2,884	-	2,884	0.0	2,605	-	7	-	-	272	24,555
United States	29,269	8	29,277	0.3	-	29,277	-	-	-	-	31,750
Other	13,674	176	13,850	0.1	-	-	13,850	-	-	-	31,496
PRIVATE SECURITIES	**5,510,801**	**404,058**	**5,914,859**	**56.7**	**952,246**	**474,661**	**423,125**	**1,083,897**	**1,052,952**	**1,927,978**	**3,834,060**
Euro Bonds and others	3,209,282	85,295	3,294,577	31.6	88,508	41,909	246,617	688,317	836,365	1,392,861	1,503,648
Bank Deposit Certificates	784,095	1	784,096	7.5	185,731	193,610	2,926	395,580	1,798	4,451	1,130,487
Shares in publicly-traded Companies	275,101	311,992	587,093	5.6	512,883	-	74,210	-	-	-	438,421
Debentures	490,667	2,190	492,857	4.7	-	-	16,844	-	59,246	416,767	382,295
Promissory Notes	429,619	1	429,620	4.1	107,950	239,142	82,528	-	-	-	151,225
Mortgage Bills	149,667	-	149,667	1.4	-	-	-	-	149,667	-	55,595
Fixed Income Funds	9,203	-	9,203	0.1	975	-	-	-	5,876	2,352	14,322
Overseas Fixed Income Funds	35,126	1,568	36,694	0.4	36,694	-	-	-	-	-	136
Variable Income Funds	11,173	3,096	14,269	0.1	14,269	-	-	-	-	-	75,472
Real Estate Certificates receivable	111,235	(85)	111,150	1.1	-	-	-	-	-	111,150	56,452
Other	5,633	-	5,633	0.1	5,236	-	-	-	-	397	26,007
TOTAL	**9,691,982**	**733,314**	**10,425,296**	**100.0**	**967,387**	**631,316**	**470,001**	**1,847,647**	**1,769,233**	**4,739,712**	**12,290,974**
Deferred taxes		(241,647)			**9.3%**	**6.1%**	**4.5%**	**17.7%**	**17.0%**	**45.5%**	
Minority interest		(27,946)									
Adjustment of securities reclassified to securities held to maturity		9,219									
ADJUSTMENT TO MARKET VALUE - MARKETABLE SECURITIES - 1:		**472,940**									
TOTAL 12/31/2003	**11,532,540**	**758,434**	**12,290,974**		**1,001,147**	**710,378**	**819,627**	**1,204,132**	**3,189,715**	**5,365,975**	
Deferred taxes		(288,649)			**8.0%**	**5.8%**	**6.7%**	**9.8%**	**26.0%**	**43.7%**	
Minority interest		(49,807)									
Adjustment of securities reclassified to securities held to maturity		109,800									
Adjustment of BBA and Fiat not recorded in Itaú Holding		27,437									
ADJUSTMENT TO MARKET VALUE - MARKETABLE SECURITIES - 1:		**557,215**									

d) Securities held to maturity

See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, not considered in results, is included at 12/31/2004 the amount of R$ 9,219 (R$ 109,800 at 12/31/2003), relating to market adjustment of the reclassified securities at 12/31/2003. The securities classified under this type, if stated at market value, would present a positive adjustment of R$ 220,285 (positive adjustment of R$ 142,793 at 12/31/2003).

	12/31/2004								12/31/2003
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Carrying value
PUBLIC SECURITIES - DOMESTIC	**2,794,953**	**79.4**	**8,840**	**6,769**	**882,231**	**307,550**	**32,036**	**1,557,527**	**2,895,489**
Financial Treasury Bills	867,988	24.7	-	-	867,988	-	-	-	755,047
National Treasury Notes (1)	1,044,952	29.7	-	-	-	295,369	7,675	741,908	972,362
National Treasury Notes - M (2)	109,627	3.1	-	-	12,181	12,181	24,361	60,904	145,523
Brazilian External Debt Bonds	772,386	22.0	8,840	6,769	2,062	-	-	754,715	1,022,557
PUBLIC SECURITIES - FOREIGN	**24,346**	**0.7**	**-**	**-**	**-**	**-**	**-**	**24,346**	**26,549**
PRIVATE SECURITIES	**698,742**	**19.9**	**14,202**	**2,392**	**3,331**	**9,555**	**41,883**	**627,379**	**715,991**
Bank Deposit Certificates (1)	-	-	-	-	-	-	-	-	16,327
Debentures (1)	328,289	9.3	-	-	3,288	6,843	28,651	289,507	281,894
Overseas Fixed Income Funds	6,319	0.2	6,319	-	-	-	-	-	30,944
Euro Bonds and others	354,416	10.1	7,883	2,392	43	2,712	13,232	328,154	386,826
Real Estate Certificates receivable (1)	9,718	0.3	-	-	-	-	-	9,718	-
Total	**3,518,041**	**100.0**	**23,042**	**9,161**	**885,562**	**317,105**	**73,919**	**2,209,252**	**3,638,029**
% per maturity term			**0.7%**	**0.3%**	**25.2%**	**9.0%**	**2.1%**	**62.8%**	
Total 12/31/2003	3,638,029		48,969	77,723	167,484	42,307	1,046,768	2,254,778	
% per maturity term			**1.3%**	**2.1%**	**4.6%**	**1.2%**	**28.8%**	**62.0%**	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 912,479 (R$ 802,354 at 12/31/2003).

(2) All securities are nominative and cannot be sold.

e) Derivative financial instruments

See below the composition of derivative financial instruments (assets and liabilities) by type, stated at their historical cost and market value, and by maturity term.

	Cost	Adjustment to market value (in net income)	Market value	%	12/31/2004 0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	12/31/2003 Market value
ASSETS											
Option premiums	166,225	(11,192)	155,033	7.9	69,681	39,884	15,248	29,947	273	-	62,653
Term operations	166,431	(26)	166,405	8.5	110,817	46,120	2,875	6,593	-	-	131,908
Swaps - difference receivable	1,185,154	(17,235)	1,167,919	59.5	304,221	155,821	168,278	229,365	131,520	178,714	989,149
Other (1)	482,641	(10,455)	472,186	24.1	344,790	28,985	64,345	28,495	5,124	447	260,688
Total	**2,000,451**	**(38,908)**	**1,961,543**	**100.0**	**829,509**	**270,810**	**250,746**	**294,400**	**136,917**	**179,161**	**1,444,398**
% per maturity term					**42.3%**	**13.8%**	**12.8%**	**15.0%**	**7.0%**	**9.1%**	
Total 12/31/2003	**1,389,983**	**54,415**	**1,444,398**		**343,616**	**264,753**	**271,251**	**296,053**	**142,731**	**125,994**	
% per maturity term					**23.8%**	**18.3%**	**18.8%**	**20.5%**	**9.9%**	**8.7%**	
LIABILITIES											
Option premiums	(235,637)	(24,609)	(260,246)	22.2	(207,045)	(24,059)	(9,839)	(19,303)	-	-	(63,366)
Swaps - difference payable	(527,757)	37,609	(490,148)	41.8	(50,685)	(116,376)	(83,201)	(131,616)	(36,769)	(71,501)	(457,886)
Other (1)	(423,462)	620	(422,842)	36.0	(346,211)	(20,485)	(30,679)	(19,334)	(5,531)	(602)	(233,449)
Total	**(1,186,856)**	**13,620**	**(1,173,236)**	**100.0**	**(603,941)**	**(160,920)**	**(123,719)**	**(170,253)**	**(42,300)**	**(72,103)**	**(754,701)**
% per maturity term					**51.5%**	**13.7%**	**10.5%**	**14.5%**	**3.6%**	**6.1%**	
Total 12/31/2003	**(837,013)**	**82,312**	**(754,701)**		**(142,834)**	**(146,539)**	**(164,361)**	**(145,135)**	**(94,471)**	**(61,361)**	
% per maturity term					**18.9%**	**19.4%**	**21.8%**	**19.2%**	**12.5%**	**8.1%**	

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

• Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
• Trading – to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ HOLDING at December 31, 2004 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

• Futures and Forward Contracts: quotes on the stock exchanges.
• Swaps: the cash flow of each part is discounted to current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad.
• Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

	MEMORANDUM ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE / (RECEIVED) (PAYABLE) / PAID	ADJUSTMENT TO MARKET VALUE	MARKET VALUE	
	12/31/2004	12/31/2003	12/31/2004	12/31/2004	12/31/2004	12/31/2003
Future contracts	**63,249,300**	**36,279,125**	**36,241**	**-**	**36,241**	**(72,794)**
Purchase commitments	**24,863,342**	**19,053,554**	**(3,915)**	**-**	**(3,915)**	**43,802**
Foreign currency	2,272,597	2,272,857	2,100	-	2,100	9,058
Interbank market	4,865,962	11,813,047	2,329	-	2,329	732
Fixed rates	432,644	-	(477)	-	(477)	-
Indices	2,649,706	4,758,613	(8,259)	-	(8,259)	33,942
Shares	-	-	-	-	-	70
Other	14,642,433	209,037	392	-	392	-
Commitments to sell	**38,385,958**	**17,225,571**	**40,156**	**-**	**40,156**	**(116,596)**
Foreign currency	5,116,851	3,447,479	6,767	-	6,767	(9,556)
Interbank market	18,346,878	3,586,308	(3,198)	-	(3,198)	(350)
Fixed rates	30,254	-	48	-	48	-
Indexes	6,551,986	9,636,195	37,676	-	37,676	(103,545)
Other	8,339,989	555,589	(1,137)	-	(1,137)	(3,145)
Swap contracts			**657,397**	**20,374**	**677,771**	**531,263**
Asset position	**31,193,154**	**30,555,472**	**1,185,154**	**(17,235)**	**1,167,919**	**989,149**
Foreign currency	5,928,781	8,010,075	93,543	12,655	106,198	360,659
Interbank market	12,813,320	13,702,009	910,955	(45,735)	865,220	456,200
Fixed rates	6,822,486	3,912,064	104,076	27,172	131,248	148,173
Indices	5,580,709	4,926,637	71,890	(9,081)	62,809	12,873
Shares	-	-	-	-	-	11,244
Other	47,858	4,687	4,690	(2,246)	2,444	-
Liability position	**30,535,757**	**30,145,273**	**(527,757)**	**37,609**	**(490,148)**	**(457,886)**
Foreign currency	8,821,612	9,594,537	(48,872)	(2,216)	(51,088)	(114,247)
Interbank market	11,429,003	13,045,343	(313,199)	49,440	(263,759)	(120,407)
Fixed rates	5,209,416	2,305,787	(64,036)	(27,415)	(91,451)	(175,342)
Indices	4,358,653	4,936,873	(96,811)	16,948	(79,863)	(37,548)
Other	717,073	262,733	(4,839)	852	(3,987)	(10,342)
Option contracts	**33,312,226**	**16,186,008**	**(69,412)**	**(35,801)**	**(105,213)**	**(713)**
Purchase commitments - purchased position	**11,527,193**	**7,259,055**	**126,321**	**(79,185)**	**47,136**	**55,538**
Foreign currency	7,501,427	3,432,799	103,035	(71,286)	31,749	33,864
Interbank market	15	-	43	4	47	-
Indices	3,465,300	3,459,165	12,168	(10,058)	2,110	538
Shares	98,483	97,894	8,017	846	8,863	19,981
Other	461,968	269,197	3,058	1,309	4,367	1,155
Commitments to sell - purchased position	**3,045,946**	**1,196,752**	**39,904**	**67,993**	**107,897**	**7,115**
Foreign currency	2,520,483	191,500	37,039	70,449	107,488	1,278
Indices	-	337,529	-	-	-	2,897
Shares	24,500	42,859	421	(324)	97	132
Other	500,963	624,864	2,444	(2,132)	312	2,808
Purchase position - sold position	**14,133,167**	**5,855,933**	**(114,802)**	**69,400**	**(45,402)**	**(45,729)**
Foreign currency	6,831,789	3,488,497	(88,159)	63,124	(25,035)	(23,672)
Interbank market	10	-	(15)	4	(11)	-
Indices	6,832,550	2,277,994	(20,560)	6,171	(14,389)	(3,512)
Shares	130,926	43,704	(3,520)	522	(2,998)	(17,138)
Other	337,892	45,738	(2,548)	(421)	(2,969)	(1,407)
Commitments to sell - sold position	**4,605,920**	**1,874,268**	**(120,835)**	**(94,009)**	**(214,844)**	**(17,637)**
Foreign currency	4,373,470	1,168,232	(116,696)	(96,351)	(213,047)	(14,157)
Fixed rates	-	-	-	-	-	(4)
Indices	-	327,249	-	-	-	(2,138)
Shares	34,946	29,976	(2,002)	277	(1,725)	(20)
Other	197,504	348,811	(2,137)	2,065	(72)	(1,318)
Term						
Purchase receivable - fixed rates		-	**11,480**	**-**	**11,480**	**-**
Sales receivable - shares		-	**154,951**	**(26)**	**154,925**	**131,908**
Other derivative financial instruments (1)	**4,890,834**	**4,613,597**	**59,179**	**(9,835)**	**49,344**	**27,239**
Asset position	2,705,872	1,743,373	482,641	(10,455)	472,186	260,688
Liability position	2,184,962	2,870,224	(423,462)	620	(422,842)	(233,449)
		ASSET	**2,000,451**	**(38,908)**	**1,961,543**	**1,444,398**
		LIABILITY	**(1,186,856)**	**13,620**	**(1,173,236)**	**(754,701)**
		TOTAL	**813,595**	**(25,288)**	**788,307**	**689,697**

Derivative contracts mature as follows (in days):

Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2004	12/31/2003
Futures	33,703,880	18,869,789	2,340,870	8,334,761	63,249,300	36,279,125
Swaps	5,980,097	8,938,886	8,224,711	6,864,306	30,008,000	29,661,129
Options	23,474,412	7,357,006	1,854,565	626,243	33,312,226	16,186,008
Other	806,631	1,170,102	761,757	2,152,344	4,890,834	4,613,597

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

f) Changes in the adjustment to market value for the year

	01/01 to 12/31/2004	01/01 to 12/31/2003
Opening balance	403,484	(1,293,254)
Balance arising from acquisition of investments	-	4,345
Adjustments with impacts on:		
Net income	(62,157)	726,202
Stockholders' equity	(25,120)	963,200
Write-offs due to permanent losses	40,031	2,990
Closing balance	**356,238**	**403,483**
Adjustment to market value	756,238	948,483
Trading securities	48,212	53,322
Securities available for sale	733,314	758,434
Derivative financial instruments (Assets and liabilities)	(25,288)	136,727
Additional provision (*)	(400,000)	(545,000)

(*) *Aims at covering risks of current and future fluctuation in the prices, considering the high volatilty scenarios.*

The following table shows the balance regarding the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

	12/31/2004	12/31/2003
Additional provision	400,000	545,000
Adjustment to securities available for sale - Stockholders' equity	733,314	758,434
Adjustment to securities held to maturity (*)	229,504	252,593
Total unrealized income	**1,362,818**	**1,556,027**

(*) *At 12/31/2004 includes the amount of R$ 9,219 (R$ 109,800 at 12/31/2003) regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.*

g) Realized income of the marketable securities portfolio

	1/1 to 12/31/2004	1/1 to 12/31/2003
Income (loss) – trading securities	(56,334)	(98,756)
Income (loss) – securities available for sale	299,389	336,484
Total of realized income	**243,055**	**237,728**
Adjustment to market value with impact on net income	(62,157)	726,202
Total	**180,898**	**963,930**

h) Reclassification of Securities (article 5 of BACEN Circular 3068 / 11/08/2001)

Management, through its Financial Executive Commission, set up guidelines to classify securities.

The classifications of securities in the portfolio, as well as those acquired in the period, have been periodically and systematically evaluated according to the guidelines.

During the year, there were no reclassifications or changes in the existent guidelines.

NOTE 7 - LOAN, LEASING AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with characteristics of credit assignment

I- By type of operations and risk level

Risk levels	AA	A	B	C	D	E	F	G	H	Total	12/31/2003 Total
					12/31/2004						
Loan operations	4,839,358	16,706,335	9,415,682	1,723,942	1,521,978	837,838	680,332	134,675	469,699	36,329,840	32,418,357
Loans and discounted trade receivables	2,352,050	8,733,630	6,213,109	1,213,843	990,696	542,629	589,586	96,105	275,468	21,007,116	17,138,239
Financing	1,606,335	6,617,308	1,760,982	314,217	277,627	50,558	40,743	15,299	103,425	10,786,494	11,244,593
Farming and agribusiness industries	880,596	1,043,841	460,665	30,697	8,928	205,660	858	33	8,299	2,639,578	1,968,701
Real estate financing	377	311,556	980,926	165,184	244,727	38,991	49,145	23,239	82,507	1,896,652	2,066,824
Leasing operations	81,600	2,390,603	960,257	180,358	236,064	17,058	21,631	4,468	39,333	3,931,372	1,294,487
Credit card operations	-	3,164,150	1,188,771	156,721	268,102	116,854	71,824	33,757	161,670	5,161,848	3,170,817
Advances on exchange contracts (1)	507,864	634,966	603,230	84,795	5,257	514	434	68	4,833	1,841,961	1,621,982
Other receivables (2)	-	43,184	63,788	6,170	8,143	3,202	355	406	16,797	142,045	152,948
Total operations with characteristics of credit assignment	5,428,822	22,939,238	12,231,728	2,151,986	2,039,544	975,466	774,576	173,374	692,332	47,407,066	38,658,591
Endorsements and sureties (3)										5,868,306	5,922,520
Total with endorsements and sureties	5,428,822	22,939,238	12,231,728	2,151,986	2,039,544	975,466	774,576	173,374	692,332	53,275,372	44,581,111
Total - 12/31/2003	5,456,774	16,620,165	9,930,723	1,717,411	1,936,598	1,122,545	671,179	153,908	1,049,288	38,658,591	

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.

(3) Recorded in Memorandum Accounts.

II- By maturity and risk level

	12/31/2004										12/31/2003
	AA	A	B	C	D	E	F	G	H	Total	Total
					ABNORMAL SITUATION (1) (2)						
Falling due installments	-	-	**259,568**	**177,520**	**299,983**	**132,464**	**177,063**	**64,313**	**149,241**	**1,260,152**	**1,433,146**
01 to 30	-	-	12,717	9,135	16,493	10,428	13,226	4,448	10,179	76,626	108,352
31 to 60	-	-	11,078	8,189	14,226	9,259	11,943	4,454	7,703	66,852	87,765
61 to 90	-	-	9,836	7,167	12,833	7,978	10,716	3,856	6,901	59,287	79,270
91 to 180	-	-	28,606	19,721	34,753	21,176	28,351	10,127	18,950	161,684	191,104
181 to 365	-	-	49,618	34,069	56,580	29,469	41,787	14,359	32,544	258,426	299,258
Over 365	-	-	147,713	99,239	165,098	54,154	71,040	27,069	72,964	637,277	667,397
Overdue installments	-	-	**75,972**	**66,545**	**267,272**	**151,363**	**146,970**	**97,494**	**412,306**	**1,217,922**	**1,146,743**
01 to 14	-	-	1,175	5,280	6,178	4,072	5,612	3,257	3,428	29,002	28,694
15 to 30	-	-	74,797	8,901	66,606	18,677	15,990	3,003	10,959	198,933	181,080
31 to 60	-	-	-	52,364	69,639	23,266	20,713	6,091	11,625	183,698	176,377
61 to 90	-	-	-	-	124,849	21,234	18,828	6,764	13,072	184,747	176,104
91 to 180	-	-	-	-	-	84,114	85,827	78,379	60,646	308,966	259,309
181 to 365	-	-	-	-	-	-	-	-	279,140	279,140	222,097
Over 365	-	-	-	-	-	-	-	-	33,436	33,436	103,082
SUBTOTAL	-	-	**335,540**	**244,065**	**567,255**	**283,827**	**324,033**	**161,807**	**561,547**	**2,478,074**	**2,579,889**
SPECIFIC PROVISION	-	-	**(3,355)**	**(7,322)**	**(56,726)**	**(96,202)**	**(194,335)**	**(124,297)**	**(561,547)**	**(1,043,784)**	**(1,136,733)**
SUBTOTAL 12/31/2003	-	-	**292,802**	**278,407**	**548,777**	**311,874**	**255,885**	**143,585**	**748,559**	**2,579,889**	
					NORMAL SITUATION						
Falling due installments	**5,382,670**	**22,838,104**	**11,786,216**	**1,876,424**	**1,417,025**	**672,858**	**437,901**	**10,851**	**122,109**	**44,544,158**	**35,798,403**
01 to 30	960,673	5,490,205	3,334,461	565,367	450,559	129,095	66,757	3,778	34,653	11,035,548	9,106,901
31 to 60	414,899	1,748,876	1,339,760	245,766	100,276	42,320	29,654	532	9,202	3,931,285	3,294,274
61 to 90	495,967	1,332,603	1,028,173	178,616	65,004	27,473	23,708	385	10,265	3,162,194	2,637,638
91 to 180	1,056,410	2,874,780	1,520,140	228,234	138,623	70,566	62,673	1,523	11,780	5,964,729	4,775,602
181 to 365	1,017,359	3,245,720	1,519,345	201,477	197,924	98,523	94,706	1,341	25,259	6,401,654	5,202,915
Over 365	1,437,362	8,145,920	3,044,337	456,964	464,639	304,881	160,403	3,292	30,950	14,048,748	10,781,073
Overdue up to 14 days	**46,152**	**101,134**	**109,972**	**31,497**	**55,264**	**18,781**	**12,642**	**716**	**8,676**	**384,834**	**280,299**
SUBTOTAL	**5,428,822**	**22,939,238**	**11,896,188**	**1,907,921**	**1,472,289**	**691,639**	**450,543**	**11,567**	**130,785**	**44,928,992**	**36,078,702**
GENERIC PROVISION	-	**(114,696)**	**(118,962)**	**(57,238)**	**(147,229)**	**(207,492)**	**(225,272)**	**(8,097)**	**(130,785)**	**(1,009,771)**	**(1,120,234)**
SUBTOTAL 12/31/2003	**5,456,774**	**16,620,165**	**9,637,921**	**1,439,004**	**1,387,821**	**810,671**	**415,294**	**10,323**	**300,729**	**36,078,702**	-
TOTAL	**5,428,822**	**22,939,238**	**12,231,728**	**2,151,986**	**2,039,544**	**975,466**	**774,576**	**173,374**	**692,332**	**47,407,066**	**38,658,591**
EXISTING PROVISION	**(18,149)**	**(177,931)**	**(201,719)**	**(189,320)**	**(557,338)**	**(487,837)**	**(554,550)**	**(171,570)**	**(695,141)**	**(3,053,555)**	**(3,162,967)**
Minimum required provision (3)	-	(114,697)	(122,318)	(64,560)	(203,954)	(303,694)	(419,606)	(132,394)	(692,332)	(2,053,555)	(2,256,967)
Excess provision (4)	(18,149)	(63,234)	(79,401)	(124,760)	(353,384)	(184,143)	(134,944)	(39,176)	(2,809)	(1,000,000)	(906,000)
TOTAL 12/31/2003	**5,456,774**	**16,620,165**	**9,930,723**	**1,717,411**	**1,936,598**	**1,122,545**	**671,179**	**153,908**	**1,049,288**	**38,658,591**	
EXISTING PROVISION 12/31/2003	**(6,900)**	**(148,985)**	**(281,207)**	**(147,494)**	**(465,709)**	**(506,318)**	**(417,710)**	**(112,693)**	**(1,075,952)**	**(3,162,967)**	
Minimum required provision (3)	-	(83,101)	(99,307)	(51,522)	(193,660)	(336,763)	(335,590)	(107,736)	(1,049,289)	(2,256,967)	
Excess provision (4)	(6,900)	(65,884)	(181,900)	(95,972)	(272,049)	(169,555)	(82,120)	(4,957)	(26,663)	(906,000)	

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankrupcy process.

(2) The balance of non-accrual operations, amount to R$ 1,388,168 (R$ 1,600,287 at 12/31/2003).

(3) The policy of not using the classification of level "AA" for micro, small and medium companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the recording of a provision upon the extension of credit.

(4) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

III) By business sector

	12/31/2004	%	12/31/2003	%
PUBLIC SECTOR	**1,025,542**	**2.2**	**1,031,358**	2.7
Chemical and Petrochemical	334,031	0.7	377,047	1.0
Generation and distribution of electric energy	577,530	1.2	554,575	1.4
Other	113,981	0.2	99,736	0.3
PRIVATE SECTOR	**46,381,523**	**97.8**	**37,627,233**	97.3
CORPORATIONS	**26,200,608**	**55.3**	**22,570,665**	58.4
INDUSTRY	**12,877,646**	**27.2**	**11,159,150**	28.9
Food and beverages	1,969,605	4.2	1,955,081	5.1
Steel and metalurgy	1,199,291	2.5	1,334,312	3.5
Chemical and Petrochemical	1,808,100	3.8	1,755,587	4.5
Electrical and electronic	768,703	1.6	601,332	1.6
Paper and pulp	838,503	1.8	835,659	2.2
Light and heavy vehicles	764,476	1.6	682,463	1.8
Textile and clothing	669,250	1.4	460,111	1.2
Mechanics	375,583	0.8	240,617	0.6
Tobacco	546,323	1.2	462,225	1.2
Fertilizers, insecticides and crop protection	1,079,444	2.3	793,036	2.1
Autoparts and accessories	556,751	1.2	412,729	1.1
Construction material	466,467	1.0	439,936	1.1
Pharmaceuticals	140,770	0.3	137,417	0.4
Wood and furniture	584,147	1.2	303,940	0.8
Tractors and agribusiness machinery	121,202	0.3	115,340	0.3
Other	989,031	2.1	629,364	1.6
COMMERCE	**3,239,074**	**6.8**	**2,245,883**	5.8
Retailers	2,530,397	5.3	1,744,995	4.5
Wholesale	518,408	1.1	338,713	0.9
Others	190,269	0.4	162,175	0.4
SERVICES	**7,471,490**	**15.8**	**7,248,113**	18.7
Telecommunications	1,352,396	2.9	2,083,793	5.4
Electrical energy generation and distribution	1,755,087	3.7	1,559,581	4.0
Financial	630,344	1.3	521,352	1.3
Service companies	1,338,454	2.8	952,677	2.5
Contractors and real estate agents	508,240	1.1	392,020	1.0
Real estate financing (company)	125,650	0.3	78,336	0.2
Public services concessionaires	314,119	0.7	306,009	0.8
Transportation	423,932	0.9	340,690	0.9
Communications	12,313	0.0	75,588	0.2
Others	1,010,955	2.1	938,067	2.4
PRIMARY SECTOR	**2,252,983**	**4.8**	**1,755,027**	4.5
Mining	306,042	0.6	287,916	0.7
Farming and live stock	1,899,100	4.0	1,422,092	3.7
Others	47,841	0.1	45,019	0.1
OTHER	**359,415**	**0.8**	**162,492**	**0.4**
INDIVIDUALS	**20,180,915**	**42.6**	**15,056,568**	38.9
Credit cards	5,161,848	10.9	3,170,817	8.2
Real estate financing	1,771,002	3.7	1,988,488	5.1
Consumer loans/vehicles/overdraft	13,248,066	27.9	9,897,263	25.6
TOTAL	**47,407,066**	**100.0**	**38,658,591**	100.0

b) Credit Concentration

Loan, leasing and other credit operations (*)	12/31/2004		12/31/2003	
	Risk	% of total	Risk	% of total
Largest debtor	591,763	1.1	794,697	1.8
20 largest debtors	6,601,033	12.4	8,274,125	18.6
50 largest debtors	11,290,715	21.2	12,809,628	28.7
100 largest debtors	15,403,588	28.9	16,791,375	37.7

Loan, leasing and other credit operations and marketable securities of companies and financial institutions (*)	12/31/2004		12/31/2003	
	Risk	% of total	Risk	% of total
Largest debtor	1,029,884	1.6	921,587	1.7
20 largest debtors	11,878,550	18.2	11,384,846	21.4
50 largest debtors	18,501,759	28.3	17,929,530	33.7
100 largest debtors	24,229,448	37.0	22,993,368	43.3

(*) The amounts include endorsements and sureties.

c) Allowance for loan losses

	01/01 to 12/31/2004	01/01 to 12/31/2003
Opening balance	**(3,162,967)**	**(3,172,145)**
Balance from institutions acquired	(59,395)	(87,832)
Extraordinary result (1)	-	(101,252)
Net increase for the year	(1,581,638)	(2,207,022)
Write-Offs (2)	1,750,445	2,405,284
Closing balance	**(3,053,555)**	**(3,162,967)**
Specific allowance (3)	(1,043,784)	(1,136,733)
Generic allowance (4)	(1,009,771)	(1,120,234)
Additional allowance (5)	(1,000,000)	(906,000)

(1) At December 31, 2003, including the additional provision for institutions acquired.

(2) Including additional write-offs on the allowance for loan losses, for operations that management considers as having realization expectation in long-term.

(3) For operations with past due installments of over 14 days or owned by companies which are under administration or bankruptcy.

(4) For operations not covered by the previous item due to the classification of the client or operation.

(5) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Note: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 221,180 (R$ 193,710 at 12.31.2003) as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, that the loan transactions with clients whose total liability is below R$ 50 (Fifty thousand reais), could be determined based only on the overdue amounts.

At December 31, 2004, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 6.4% (8.2% at 12/31/2003).

d) Recovery and Renegotiation of Credits

I - Composition of expenses of allowance for loan losses

	01/01 to 12/31/2004	01/01 to 12/31/2003
Net increase for the period	(1,581,638)	(2,207,022)
Recoveries	654,388	569,340
Renegotiation	134,685	108,219
Receipt	519,703	461,121
Expense of allowance for loan losses	**(927,250)**	**(1,637,682)**

II - Renegotiated Credits

	12/31/2004	12/31/2003
Renegotiated credits	858,133	945,351
Allowance for loan losses	(345,591)	(385,493)
(%)	40.3	40.8

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	12/31/2004	12/31/2003
ASSETS - OTHER RECEIVABLES	**9,159,294**	**7,525,531**
Exchange purchase pending settlement - foreign currency (*)	4,438,399	3,294,196
Foreign currency bills exchange and term document - foreign currency	2,742	7,566
Exchange sale rights - local currency	4,823,012	4,318,500
(-) Advances received - local currency	(104,859)	(94,731)
LIABILITIES - OTHER LIABILITIES	**9,405,346**	**7,785,305**
Exchange sales pending settlement - foreign currency	4,744,202	4,448,119
Exchange purchase liabilities - local currency (*)	4,656,100	3,330,472
Other	5,044	6,714
MEMORANDUM ACCOUNTS	**60,950**	**142,300**
Outstanding import credits - foreign currency	44,371	119,179
Confirmed export credits - foreign currency	16,579	23,121

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7 al).

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	12/31/2004						12/31/2003	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	35,203,111	3,131,189	2,299,443	1,396,087	42,029,830	53.3	36,697,680	47.6
Money market	7,127,540	2,623,957	753,962	5,592,959	16,098,418	20.4	16,932,209	21.9
Funds from acceptance and issuance of securities	37,769	838,381	449,127	2,105,686	3,430,963	4.4	3,758,627	4.9
Borrowings and onlendings	986,648	2,639,373	2,105,357	4,786,588	10,517,966	13.4	12,968,166	16.8
Securitization of payment orders abroad	-	271,013	255,697	1,376,317	1,903,027	2.4	1,974,940	2.6
Subordinated debts	-	67,456	-	4,697,884	4,765,340	6.1	4,813,571	6.2
TOTAL	43,355,068	9,571,369	5,863,586	19,955,521	78,745,544		77,145,193	
% per maturity date	55.1	12.2	7.4	25.3				
TOTAL - 12/31/2003	39,638,725	13,559,134	5,475,814	18,471,520	77,145,193			
% per maturity date	51.4	17.6	7.1	23.9				

b) Deposits

	12/31/2004						12/31/2003	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	11,005,716	-	-	-	11,005,716	26.2	9,672,280	26.4
Savings accounts	19,197,331	-	-	-	19,197,331	45.7	17,667,397	48.1
Interbank	431,092	183,763	32,342	-	647,197	1.5	1,208,249	3.3
Time deposits	4,418,374	2,947,426	2,267,101	1,396,087	11,028,988	26.2	8,149,754	22.2
Other deposits	150,598	-	-	-	150,598	0.4	-	0.0
TOTAL	35,203,111	3,131,189	2,299,443	1,396,087	42,029,830		36,697,680	
% per maturity date	83.8	7.4	5.5	3.3				
TOTAL - 12/31/2003	31,737,784	2,260,060	1,291,664	1,408,172	36,697,680			
% per maturity date	86.5	6.2	3.5	3.8				

c) Money market

	12/31/2004						12/31/2003	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Own portfolio	**822,746**	**2,623,957**	**753,962**	**5,592,959**	**9,793,624**	**60.8**	**8,839,348**	**52.2**
Public securities	34,938	218,039	555	-	253,532	1.6	681,977	4.0
Private securities	-	186,256	-	-	186,256	1.2	-	0.0
Own issue	427,249	2,218,629	752,999	5,541,247	8,940,124	55.5	7,114,395	42.0
Foreign	360,559	1,033	408	51,712	413,712	2.6	1,042,976	6.2
Third-parties' portfolio	**6,097,387**	**-**	**-**	**-**	**6,097,387**	**37.9**	**5,663,156**	**33.4**
Free portfolio	**207,407**	**-**	**-**	**-**	**207,407**	**1.3**	**2,429,705**	**14.3**
TOTAL	**7,127,540**	**2,623,957**	**753,962**	**5,592,959**	**16,098,418**		**16,932,209**	**100.0**
% per maturity date	44.3	16.3	4.7	34.7				
TOTAL - 12/31/2003	**6,824,152**	**5,986,863**	**716,713**	**3,404,481**	**16,932,209**			
% per maturity date	40.3	35.4	4.2	20.1				

d) Funds from acceptances and issuance of securities

	12/31/2004						12/31/2003	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
MORTGAGE BILLS	1,130	326	-	-	1,456	0.0	172,053	4.6
DEBENTURES	-	-	-	-	-	-	562,111	15.1
LIABILITIES FOR SECURITIES ABROAD	36,639	838,055	449,127	2,105,686	3,429,507	100.0	3,024,463	80.3
Trade Related - Issued overseas	-	22,984	75	63,775	86,834	2.6	14,892	0.4
Bankers Acceptance	-	22,804	-	-	22,804	0.7	14,892	0.4
Fixed Rate Notes	-	180	75	63,775	64,030	1.9	-	-
Non-Trade Related	36,639	815,071	449,052	2,041,911	3,342,673	97.4	3,009,571	79.9
Issued in Brazil	6,370	22,499	1,120	543,377	573,366	16.7	99,118	2.6
Commercial Paper	-	-	-	-	-	-	3,585	0.1
Fixed Rate Notes	6,370	22,499	1,120	543,377	573,366	16.7	95,533	2.5
Issued overseas	30,269	792,572	447,932	1,498,534	2,769,307	80.7	2,910,453	77.3
Brazil Risk Note Programme	14,082	83,221	99,925	234,822	432,050	12.6	31,486	0.8
Euro CD	10,863	52,403	18,977	-	82,243	2.4	273,805	7.2
Euro Medium Term Note Programme	5,324	81,794	258,963	18,694	364,775	10.6	773,358	20.6
Euronotes	-	115,883	-	-	115,883	3.4	842,504	22.4
Fixed Rate Notes	-	459,271	36,657	1,245,018	1,740,946	50.7	954,391	25.4
Note Programme	-	-	33,410	-	33,410	1.0	34,909	0.9
TOTAL	37,769	838,381	449,127	2,105,686	3,430,963		3,758,627	
% per maturity date	1.1	24.4	13.1	61.4				
TOTAL - 12/31/2003	72,014	1,047,368	510,126	2,129,119	3,758,627			
% per maturity date	1.9	27.9	13.6	56.6				

e) Borrowings and onlendings

	12/31/2004						12/31/2003	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	**800,676**	**1,843,039**	**1,535,634**	**1,811,829**	**5,991,178**	**57.0**	**8,480,234**	**65.4**
Local	51,291	182,287	617	5,733	239,928	2.3	371,811	2.9
Foreign (*)	749,385	1,660,752	1,535,017	1,806,096	5,751,250	54.7	8,108,423	62.5
ONLENDINGS	**185,972**	**796,334**	**569,723**	**2,974,759**	**4,526,788**	**43.0**	**4,487,932**	**34.6**
Local onlendings - official institutions	127,128	796,334	544,764	2,974,759	4,442,985	42.2	4,458,473	34.4
BNDES	62,187	311,099	351,377	2,124,918	2,849,581	27.1	2,936,771	22.7
FINAME	22,599	347,690	148,076	820,502	1,338,867	12.7	1,285,810	9.9
Other	42,342	137,545	45,311	29,339	254,537	2.4	235,892	1.8
Interbank	**58,844**	**-**	**24,959**	**-**	**83,803**	**0.8**	**29,459**	**0.2**
TOTAL	**986,648**	**2,639,373**	**2,105,357**	**4,786,588**	**10,517,966**		**12,968,166**	
% per maturity date	9.4	25.1	20.0	45.5				
TOTAL - 12/31/2003	**1,004,775**	**4,105,508**	**2,841,402**	**5,016,481**	**12,968,166**			
% per maturity date	7.7	31.7	21.9	38.7				

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

f) Securitization of Payment Orders Abroad

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	12/31/2004			
	31-180	**181-365**	**Over 365**	**Total**
Securitization of payment orders abroad	**271,013**	**255,697**	**1,376,317**	**1,903,027**
% per maturity date	14.3	13.4	72.3	
TOTAL - 12/31/2003	**82,514**	**115,909**	**1,776,517**	**1,974,940**
% per maturity date	4.1	5.9	90.0	

g) Subordinated Debt

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

	12/31/2004				12/31/2003	
	31-180	Over 365	Total	%	Total	%
CDB (1)	3,472	1,780,198	1,783,670	37.4	1,653,439	34.4
Debentures (2)	28,291	600,000	628,291	13.2	635,462	13.2
Euronotes (3)	29,330	1,274,316	1,303,646	27.4	1,381,691	28.7
Redeemable preferred shares (4)	6,363	1,043,370	1,049,733	22.0	1,142,979	23.7
TOTAL	**67,456**	**4,697,884**	**4,765,340**		**4,813,571**	
% per maturity date	1.4	98.6				
TOTAL - 12/31/2003	**76,821**	**4,736,750**	**4,813,571**			
% per maturity date	1.6	98.4				

(1) Bank Deposit Certificates:
- *issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;*
- *issued on 02/26/2003, with nominal value of R$ 673,103, with maturity date on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.*

(2) Non-convertible debentures:
- *issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.*

(3) Euronotes:
- *issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;*
- *issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;*
- *issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.*

(4) Redeemable preferred shares:
- *issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,099 thousand, with maturity date on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.*

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	12/31/2004	12/31/2003
Insurance	**1,124,416**	**984,916**
Unearned premiums	615,986	520,453
Unsettled claims	334,100	319,766
IBNR	142,999	121,157
Elapsed risks	18,209	8,179
Mathematical reserve - Insurance	13,122	15,361
Life insurance and pension plan	**8,853,863**	**5,727,130**
Unearned premiums	217,123	191,290
Unsettled claims	31,792	32,592
IBNR	40,078	27,376
Mathematical reserve - benefits to be granted	8,172,714	5,213,348
Mathematical reserve - benefits granted	71,017	44,783
Financial surplus	172,013	127,799
Financial fluctuation	85,026	65,073
Risk fluctuation	11,225	3,525
Insuficient contributions (*)	43,707	10,638
Redemption and other unregularized amounts	7,490	8,739
Unexpired risks	1,236	1,154
Unsettled benefits	442	813
Capitalization	**1,044,794**	**977,071**
Mathematical reserve for redemptions	949,617	871,434
Contingencies	80,910	90,213
Prizes	14,267	15,424
TOTAL	**11,023,073**	**7,689,117**

(*) Recorded based on actuarial evaluation in sufficient amount for the settlement of obligations .

b) Guarantor Resources of Technical Provision - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003
Short-term interbank deposits - Money market	30,176	185,036	69,232	-	103,238	144,476	202,646	329,512
Securities and derivative financial instruments	814,521	596,360	8,618,325	5,681,113	956,495	859,323	10,389,341	7,136,796
PGBL/VGBL fund quotas (1)	-	-	6,917,731	4,110,931	-	-	6,917,731	4,110,931
Other securities	814,521	596,360	1,700,594	1,570,182	956,495	859,323	3,471,610	3,025,865
Públic	200,469	146,593	950,857	187,218	124,112	102,772	1,275,438	436,583
Private	614,052	449,767	749,737	1,382,964	832,383	756,551	2,196,172	2,589,282
Credit rights (2)	250,519	223,367	180,720	148,744	-	-	431,239	372,111
Properties	40,488	45,877	-	-	-	-	40,488	45,877
TOTAL	**1,135,704**	**1,050,640**	**8,868,277**	**5,829,857**	**1,059,733**	**1,003,799**	**11,063,714**	**7,884,296**

(1) PGBL and VGBL pension plan portfolio, which ownership and embedded risks are from customer's responsibility recorded as marketable securities, according to the SUSEP accounts plan, as a contra entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables - Insurance premiums receivable.

c) Result of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	01/01 to 12/31/2004	01/01 to 12/31/2003	01/01 to 12/31/2004	01/01 to 12/31/2003	01/01 to 12/31/2004	01/01 to 12/31/2003	01/01 to 12/31/2004	01/01 to 12/31/2003
Premiums and contributions	1,662,472	1,420,008	3,714,628	2,766,396	855,795	821,717	6,232,895	5,008,121
Changes in technical provisions	(103,996)	(93,520)	(2,207,918)	(1,861,603)	(645,491)	(622,396)	(2,957,405)	(2,577,519)
Expenses with claims	(1,008,067)	(860,137)	(88,656)	(80,453)	-	-	(1,096,723)	(940,590)
Selling expenses	(282,953)	(229,858)	(23,004)	(26,547)	-	-	(305,957)	(256,405)
Expenses with benefits and redemptions	-	-	(1,143,843)	(565,970)	-	-	(1,143,843)	(565,970)
Other income and expenses	57,020	82,382	(5,249)	(2,774)	-	-	51,771	79,608
Result of Insurance, Life Insurance and Pension Plan and Capitalization Operat	**324,476**	**318,875**	**245,958**	**229,049**	**210,304**	**199,321**	**780,738**	**747,245**

NOTE 11 – PROVISIONS AND CONTINGENT LIABILITIES

ITAÚ HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights grounded on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 minimum wages.

The table below shows the changes in and the related provisions for contingencies:

	01/01 to 12/31/2004			
	Labor	Civil	Other	Total
Opening balance	1,082,684	485,466	219,434	1,787,584
Balance resulting from the acquisition of investments	11,848	27,824	-	39,672
Foreign exchange differences	-	-	(6,973)	(6,973)
Net provision (1)	213,663	335,286	59,649	608,598
Payments	(265,570)	(120,979)	(38,119)	(424,668)
Closing balance (2)	1,042,625	727,597	233,991	2,004,213
Escrow deposits at 12/31/2004 (3)	514,355	150,264	-	664,619

(1) Note 12d and g; (2) Note 12b; (3) Note 12a.

The Provisions for Tax and Social Security Contingencies and the related escrow deposits are shown in note 14c III and IV.

ITAÚ HOLDING and its subsidiaries are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations in case of an unfavorable sentence.

NOTE 12 - OTHER ACCOUNTS

a) Other Sundry Receivables

	12/31/2004	12/31/2003
Tax credits (1)	3,326,149	3,805,575
Social contribution to be offset (1)	1,277,434	1,341,278
Taxes and contributions to offset	1,048,617	1,224,705
Escrow deposits in guarantee for provisions for contingent liabilities	2,068,976	1,842,919
Tax and social security appeals (2)	1,404,357	1,278,841
Labor appeals (3)	514,355	429,250
Civil appeals (3)	150,264	134,828
Deposits in guarantee for foreign fund raising program	497,854	313,072
Sundry domestic debtors	207,073	195,890
Sundry foreign debtors	150,439	110,310
Options for tax incentives	62,266	46,369
Amounts receivable - Ordinance 441/04 (4)	121,390	-
Recoverable payments	73,326	26,058
Salary advances	51,192	43,645
Amounts receivable from related companies	36,605	37,616
Other	305,310	190,315
Total	**9,226,631**	**9,177,752**

(1) Note 14b I; (2) Note 14c IV; (3) Note 11; (4) Note 22h.

At ITAÚ HOLDING, other Sundry Receivables basically consist of tax credits - R$ 134,948 (R$ 385 at 12/31/2003) and taxes and contributions to offset - R$ 55,560 (R$ 13,800 at 12/31/2003).

b) Other Sundry Liabilities

	12/31/2004	12/31/2003
Provisions for contingent liabilities (1)	2,004,213	1,787,584
Labor liabilities	1,042,625	1,082,684
Civil lawsuits	727,597	485,466
Other	233,991	219,434
Provision for personnel	309,349	288,043
Provision for sundry payments	548,286	358,794
Liabilities for official agreements and rendering of payment services	87,545	226,083
Sundry creditors - local	278,391	352,915
Sundry creditors - foreign	254,434	165,389
Agreement and rendering services AOLA (2)	177,751	267,131
Liabilities for purchase of assets and rights	68,273	78,587
Related to insurance companies	220,586	126,173
Provision to cover actuarial deficit (3)	27,089	27,094
Amounts payable to related companies	78,017	65,670
Creditors for resources to be released	27,547	24,839
Funds from consortia members	73,952	59,696
Investment accounts payable - AGF	-	119,799
Other	7,613	16,356
Total	**4,163,046**	**3,964,153**

(1) Note 11; (2) Note 21; (3) Note 20c.

At ITAÚ HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of investment - R$ 175,351 (R$ 117 at 12/31/2003).

c) Banking Services Fees

	01/01 to 12/31/2004	01/01 to 12/31/2003
Funds management	1,411,412	1,320,220
Funds management fees	1,335,951	1,268,538
Income from management of consortium	75,461	51,682
Current account services	1,230,073	1,001,933
Credit cards	1,162,013	965,171
Annual fees	356,241	337,684
Other services	805,772	627,487
Credit operations and guarantees provided	915,676	653,395
Credit operations	813,538	546,070
Guarantees provided	102,138	107,325
Collection services	866,398	698,634
Collection fees	367,770	326,702
Collection services (1)	304,845	159,383
Interbank charges (securities, checks and wire)	193,783	212,549
Other	579,714	481,816
Income from consultation to Serasa	141,914	117,586
Income from brokerage	95,892	47,014
Income from custody services and management of portfolio	41,111	36,602
Foreign exchange services	33,842	29,645
Other services	266,955	250,969
Total	**6,165,286**	**5,121,169**

(1) Note 22h.

d) Personnel expenses

	01/01 to 12/31/2004	01/01 to 12/31/2003
Remuneration	1,881,220	1,678,400
Charges	582,785	517,236
Social benefits	477,135	438,751
Training	48,094	44,219
Subtotal	**2,989,234**	**2,678,606**
Employee resignation and labor claims	305,192	439,975
Special/sole allowance	25,205	55,617
Total	**3,319,631**	**3,174,198**

e) Other administrative expenses

	01/01 to 12/31/2004	01/01 to 12/31/2003
Data processing and telecommunication	1,077,301	1,045,396
Depreciation and amortization	603,958	606,827
Facilities	553,317	527,555
Third-party services	659,591	575,933
Financial system services	323,466	304,845
Advertising, promotions and publications	305,259	288,398
Transportation	184,872	189,774
Materials	143,223	144,897
Security	127,629	126,004
Legal	65,147	56,563
Travel expenses	45,548	39,777
Other	200,078	213,667
Total	**4,289,389**	**4,119,636**

f) Other operating income

	01/01 to 12/31/2004	01/01 to 12/31/2003
Reversal of operating provisions	52,765	101,688
Equity result in subsidiaries, not derived from net income	25,543	42,818
Recovery of charges and expenses	67,002	52,060
Net exchange variation on assets and liabilities of overseas companies	35,099	-
Other	134,686	85,098
Total	**315,095**	**281,664**

g) Other operating expenses

	01/01 to 12/31/2004	01/01 to 12/31/2003
Provision for contingencies	533,954	620,993
Tax	139,019	266,023
Civil claims (1)	335,286	205,667
Other (1)	59,649	149,303
Sales - Credits cards	210,592	163,796
Losses	82,763	105,516
Charges on taxes	36,564	43,772
Net exchange variation on assets and liabilities of overseas companies	-	66,657
Other	300,393	271,651
Total	**1,164,266**	**1,272,385**

(1) Note 11.

NOTE 13 – EXTRAORDINARY RESULT

In order to allow the adequate analysis of the financial statements for the year, the amount of R$ 1,094,423 was recorded in Extraordinary Result, net of the corresponding taxes, as follows:

Amortization of investments goodwill	(1,246,623)
Related to agreement and partnerships (1)	(1,398,917)
BPI - SIC (Sociedade Independente de Comunicação S.A.) and others	(13,101)
Tax effects	165,395
Other (2)	152,200
TOTAL	**(1,094,423)**

(1) Note 1;(2) Represented basically by Favorable Decisions in Administrative/Judicial Lawsuits and Realization of Taxes on Interest in the Funding of Long-term External Resources and guarantees of participations acquired.

NOTE 14 - TAXES

a) Composition of expenses with taxes and contributions

I) We show below the Income Tax and Social Contribution due on the operations for the year and on temporary differences arising from additions and exclusions:

Due on Operatios for the Year	01/01 to 12/31/2004	01/01 to 12/31/2003
Income before income tax and social contribution	**7,370,923**	**5,608,117**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*) respectively	(2,506,114)	(1,906,760)
Increase/Decrease to Income Tax and Social Contribution charges arising from:		
Permanent (Inclusions) Exclusions	**583,585**	**269,716**
Investments in affiliates	26,848	8,333
Foreign exchange variation of overseas investments	32,492	(157,140)
Interest on own capital	469,438	376,324
Non-deductible provisions and other	54,807	42,199
Temporary (Inclusions) Exclusions	**345,514**	**(120,089)**
Allowance for loan losses	266,344	(155,984)
Excess (Insufficiency) of Depreciation	124,186	(12,990)
Adjustment to market value of securities for negotiation and derivative financial instruments	75,582	212,616
Labor provisions, civil and tax contingencies and other	(120,598)	(163,731)
(Increase) Offset on tax losses/Negative social contribution basis	**111,976**	**137,757**
Expenses with Income Tax and Social Contribution	**(1,465,039)**	**(1,619,376)**
Related to Temporary Differences		
Increase (reversal) for the period	(464,679)	(36,354)
Prior periods increase (reversal)	(161,904)	69,037
Income (expenses) of deferred taxes	**(626,583)**	**32,683**
Total income tax and social contribution	**(2,091,622)**	**(1,586,693)**

In ITAU HOLDING income tax and social contribution related to temporary differences is mainly represented by the inclusion of provision for interest on own capital.

II) Composition of tax expenses:

	01/01 to 12/31/2004	01/01 to 12/31/2003
PIS and COFINS	(992,373)	(762,114)
ISS	(191,086)	(151,535)
Tax on Bank Account Outflows	(168,386)	(141,871)
Other	(73,365)	(62,720)
Total (*)	**(1,425,210)**	**(1,118,240)**

(*) According to Note 4 I.

In ITAÚ HOLDING, the tax expense is basically comprised of PIS and COFINS in the amount of R$ 53,639 (R$ 45,306 from 01/01 to 12/31/2003) and CPMF in the amount of R$ 4,188 (R$ 1,076 from 01/01 to 12/31/2003).

b) Tax Credits

I) The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

	PROVISIONS		TAX CREDITS				
	12/31/2003	12/31/2004	12/31/2003	Acquisition of investment	Realization/ Reversal	Set up	12/31/2004
Reflected in results			3,805,048	85,043	(1,543,497)	979,555	3,326,149
Related to tax losses and negative social contribution			830,251	-	(185,345)	-	644,906
Related to disbursed provisions			1,571,349	21,912	(948,892)	555,301	1,199,670
Allowance for loan losses			1,132,878	21,912	(735,491)	367,328	786,627
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities) (1)			46,334	-	(46,334)	-	-
Allowance for real estate			48,695	-	(15,706)	8,161	41,150
Other			343,442	-	(151,361)	179,812	371,893
Related to non-disbursed provisions (2)	4,683,127	5,262,550	1,403,448	63,131	(409,260)	424,254	1,481,573
Related to the operation	3,232,127	3,862,550	928,435	63,131	(223,960)	385,827	1,153,433
Interest on own capital	115,196	415,707	5,167	-	(5,167)	134,151	134,151
Tax and social security contingencies	1,089,145	1,242,752	271,437	16,513	(3,145)	35,831	320,636
Labor contingencies	984,768	903,732	307,161	3,108	(89,313)	58,669	279,625
Civil Lawsuits	497,283	675,953	155,925	8,402	(20,641)	74,059	217,745
Other	545,735	624,406	188,745	35,108	(105,694)	83,117	201,276
Related to provisions in excess in relation to the minimum required not disbursed	1,451,000	1,400,000	475,013	-	(185,300)	38,427	328,140
Allowance for loan losses	906,000	1,000,000	289,713	-	-	38,427	328,140
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities) (1)	545,000	400,000	185,300	-	(185,300)	-	-
Reflected in stockholders' equity - adjustment to market value of securities available for sale (1)			**527**	**-**	**(527)**	**-**	**-**
Total	**4,683,127**	**5,262,550**	**3,805,575**	**85,043**	**(1,544,024)**	**979,555**	**3,326,149**
Social Contribution to Offset arising from Option foreseen in article 8ª of Provisional Measure 2158-35, of August 24, 2001.			**1,341,278**		**(63,844)**	**-**	**1,277,434**

(1) *Note 2b.*

(2) *From a financial point of view, rather than recording the provision of R$ 5,262,550 (R$ 4,683,127 at 12/31/2003) and Tax Credits of R$ 1,481,573 (R$ 1,403,448 at 12/31/2003), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 1,844,576 (R$ 2,402,127 at 12/31/2003).*

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01, existing at December 31, 2004, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

Realization Year	Tax Credits			Social Contribution to Offset
	Temporary Differences	Tax Loss and Negative Basis	TOTAL	
2005	1,290,531	391,141	1,681,672	160,846
2006	481,978	253,765	735,743	210,506
2007	351,165	-	351,165	230,953
2008	211,064	-	211,064	258,352
2009	57,293	-	57,293	283,153
after 2009	289,212	-	289,212	133,624
Total	2,681,243	644,906	3,326,149	1,277,434
Present Value (*)	2,359,218	593,374	2,952,592	1,061,114

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indications of future net income.

III) Unrecorded tax credits amount to R$ 334,388 (R$ 208,183 at 12/31/2003).

c) Taxes and Social Security Contributions and Deposits for Interposition of Tax and Social Security Resources

I) The balance of Taxes and Social Security Contributions is represented as follows:

	12/31/2004	12/31/2003
Taxes and contributions on income payable	392,885	362,521
Taxes and contributions payable	349,466	523,320
Provision for deferred income tax and social contribution	619,084	660,373
Provision for tax and social security contingencies	2,482,474	2,063,685
Total	**3,843,909**	**3,609,899**

II) Change in Deferred Income Tax and Social Contribution

	12/31/2003	Realization / Reversal	Set up	12/31/2004
Reflected in income and expense accounts	**364,355**	**(64,552)**	**172,301**	**472,104**
Depreciation in excess - Leasing	224,336	(3,340)	129,340	350,336
Taxation on results abroad - Capital Gains	67,614	(575)	-	67,039
Revaluation reserve	9,365	(685)	-	8,680
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)	59,584	(59,584)	-	-
Other	3,456	(368)	42,961	46,049
Reflected in stockholders' equity accounts - Adjustment to market value of securities available for sale *(1)*	**296,018**	**(149,038)**	**-**	**146,980**
Total	**660,373**	**(213,590)**	**172,301**	**619,084**

(1) Note 2b.

III) Change in Tax and Social Security Contingencies

	01/01 to 12/31/2004	01/01 to 12/31/2003
Opening balance	**2,063,685**	**1,551,199**
Balance from the acquisition of investment	76,807	108,158
Change in the period reflected in results (*)	365,454	436,949
Charges on taxes	108,157	162,276
Net recognition	271,776	315,720
Write-offs through reversal	(14,479)	(41,047)
Payments	(23,472)	(32,621)
Closing balance	**2,482,474**	**2,063,685**

(*) Income and expenses which comprise the changes are allocated in the statement of income, income tax and social contribution, tax expenses and other operating income/expenses, in accordance with its nature. The reversal of the provision in 2003 was allocated in Extraordinary Result.

IV) Change in Deposits for Interposition of Tax and Social Security Resources

	01/01 to 12/31/2004
Opening balance	1,278,841
Balance from the acquisition of investment	30,207
Aproppriation of income (1)	47,846
Change in the period	47,463
Deposited	403,045
Calculations	(334,851)
Conversion into income	(20,731)
Closing balance	**1,404,357**

(1) Classified in extraordinary result.

d) Taxes Paid or Provided for and Withheld from Clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial intermediation:

	01/01 to 12/31/2004	01/01 to 12/31/2003
Taxes paid or provided for	4,050,628	3,387,647
Taxes withheld and collected from clients	5,349,271	5,290,939
Total	**9,399,899**	**8,678,586**

NOTE 15 - INVESTMENTS

a) Change of investments - Itaú Holding

Companies		Balance at 12/31/2003	Acquisition	Dividends and interest on own capital (a)	Interest in subsidiary company	Adjustment to marketable securities of subsidiary company	Share options	Balance at 12/31/2004	Interest in subsidiary company from 1/1 to 12/31/2003
Banco Itaú S.A.		6,786,096	30,268	(1,171,312)	2,344,447	(76,809)	72,391	7,985,081	2,421,227
Banco Itaú BBA S.A.		2,321,033	395,135	(391,318)	577,553 (c)	(9,936)	-	2,892,467 (c)	27,478
Itaucard Financeira S.A. Crédito, Financ. e Investimento	(b)	1,269,107	-	(60,665)	1,095,978	(428)	-	2,303,992	(363,835)
Itaú Seguros S.A.	(b)	737,926	-	(201,837)	517,749	268	-	1,054,106	77,445
Itaú BBA Participações S.A.		660,226	24,755	(42,222)	123,940	2,750	-	769,449	4,633
Itaú Corretora de Valores S.A.	(b)	35,883	2,250	(18,913)	45,941	(23)	-	65,138	(74,442)
TOTAL		11,810,271	452,408	(1,886,267)	4,705,608	(84,178)	72,391	15,070,233	2,092,506

(a) Interest on Own Capital receivable is recorded in income receivable in the amount of R$ 369,788 (R$ 627,152 at 12/31/2003); (b) The investment and the equity in the results reflect the different interest in preferred shares, profit sharing and dividends; (c) Includes adjustments related to the guarantee on the acquisition of participation.

Companies	Capital	Adjusted net equity	Adjusted net income for the period	Number of shares owned by ITAÚ HOLDING		Holding in voting capital (%)	Holding in Capital (%)
				Common	Preferred		
Banco Itaú S.A.	5,547,163	8,036,728	2,343,527	64,263,705,048	-	100.00	100.00
Banco Itaú BBA S.A.	2,755,795	3,732,274	598,122	2,527,397	5,157,954	49.00	74.50
Itaucard Financeira S.A. Crédito, Financ. e Investimentos	2,225,000	4,973,413	1,217,102	-	1,277,933,118	-	2.96
Itaú Seguros S.A.	1,077,000	2,584,442	972,339	-	4,845,954	-	5.00
Itaú BBA Participações S.A.	744,119	923,338	148,726	99,986	399,950	50.00	83.33
Itaú Corretora de Valores S.A.	180,100	262,844	50,590	758,039	-	-	5.00

b) Composition of investments

	12/31/2004	12/31/2003
Share of equity in affiliates - local	**112,029**	**112,381**
AGF Brasil Seguros S.A.	112,029	112,381
Share of equity in affiliates - foreign	**661,324**	**680,425**
BPI – SGPS S.A. (BPI)	659,127	677,177
Other	2,197	3,248
Other investments	**250,929**	**243,445**
Investments by tax incentives	109,505	111,437
Equity securities	39,061	36,677
Shares and quotas	25,830	27,776
Other	76,533	67,555
Provision for losses	**(104,309)**	**(111,940)**
TOTAL	**919,973**	**924,311**

c) Composition of the Result of Share of Equity in Affiliates

	01/01 to 12/31/2004	01/01 to 12/31/2003
Share of equity in affiliates – local	**12,726**	**2,603**
Share of equity in affiliates – foreign	**66,239**	**21,905**
Exchange variation in investments	(4,706)	(8,653)
Equity in the results of affiliates	70,945	30,558
Total	**78,965**	**24,508**

NOTE 16 - STOCKHOLDERS' EQUITY - ITAÚ HOLDING

a) Capital

Capital comprises 115,585,340 book entry shares with no par value, of which 60,687,553 are common and 54,897,787 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.

The table below shows the evolution of representative shares of capital and treasury shares during the period.

	NUMBER		
	Common	Preferred	Total
Representative shares of capital			
Number of shares at 12/31/2003	**61,351,834,948**	**54,897,787,516**	**116,249,622,464**
Cancellation of shares - OGM/EGM - 04/28/2004	(664,281,925)	-	(664,281,925)
Reverse-split of shares - 10/20/2004	(60,626,865,470)	(54,842,889,729)	(115,469,755,199)
Number of shares at 12/31/2004	**60,687,553**	**54,897,787**	**115,585,340**
Treasury shares			
Number of shares at 12/31/2003	**555,122,068**	**1,750,670,745**	**2,305,792,813**
Purchase of shares (*)	124,746,513	1,002,810,000	1,127,556,513
Disposals - Stock option plan	-	(439,962,600)	(439,962,600)
Cancellation of shares	(664,281,925)	-	(664,281,925)
Reverse-split of shares	(15,523,346)	(2,311,267,165)	(2,326,790,511)
Treasury shares at 12/31/2004 (*)	**63,310**	**2,250,980**	**2,314,290**
Outstanding shares at 12/31/2004	**60,624,243**	**52,646,807**	**113,271,050**

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period and the average cost of treasury shares and their market price at 12/31/2004:

Cost/market price	Common	Preferred
Purchases in the period		
Minimum	221.18	225.69
Weighted average	282.63	253.62
Maximum	347.5	281.46
Balance of treasury shares		
Average cost	285.40	203.10
Market price	350.00	399.00

The E/OGM of 04/28/2004 approved the reverse-split of shares in the proportion of 1,000 shares for each one capital share, already approved by the Brazilian Central Bank on 06/30/04. Through a Notice to the Stockholders issued on 08/09/04, a term of not less than 60 days will be granted for them to adjust their share position, in batches of 1,000 shares. As from 10/20/04, the reverse-split will be effective resulting in 115,585,340 shares, of which 60,687,553 are common shares and 54,897,787 are preferred shares.

b) Dividends

Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.55 per thousand shares to be paid to preferred shares.

The advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment made in the first working day of the following month, in the amount of R$ 0.17 per share.

I – Calculation

Net income	4,834,945	
Adjustments:		
(-) Legal reserve	(241,747)	
Calculation basis of dividend	4,593,198	
Interest on own capital	1,172,370	25.52%

II - Payment/Provision of Interest on Own Capital

	Gross	WIT	Net
Paid/prepaid	**420,608**	**(63,091)**	**357,517**
5 monthly installments of R$ 0.13 per thousand shares paid from February to June 2004.	74,150	(11,123)	63,027
4 monthly installments of R$ 0.17 per thousand shares paid from July to October 2004.	77,021	(11,553)	65,468
2 monthly installments of R$ 0.17 per share paid from November to December 2004.	38,502	(5,775)	32,727
Supplemental (R$ 2.04 per thousand shares) paid on 08/23/2004.	230,935	(34,640)	196,295
Provisioned [(*)]	**951,477**	**(136,624)**	**814,853**
1 monthly installment of R$ 0.17 per shares to be paid in January 2005.	19,257	(2,889)	16,368
Supplemental - R$ 4.73 per share, credited on 12/30/2004, to be paid up to 04/29/2005.	535,771	(74,268)	461,503
Supplemental to be declared - R$ 3.50 per share, to be paid up to 04/29/2005.	396,449	(59,467)	336,982
Total in 2004 - R$ 12.11 (per share)	**1,372,085**	**(199,715)**	**1,172,370**
Total in 2003 - R$ 9.72 (per thousand shares)	**1,107,949**	**(166,192)**	**941,757**

(*) Recorded in Other Liabilities - Social and Statutory.

c) Capital and revenue reserves

	12/31/2004	12/31/2003
CAPITAL RESERVES - Premium on subscription of shares	**2,183,867**	**5,648,619**
REVENUE RESERVES	**4,477,203**	**1,014,956**
Legal	343,396	101,649
Statutory:	4,133,807	913,307
- Dividends Equalization (1)	2,066,970	456,654
- Working capital increase (2)	826,655	182,661
- Increase in capital of investees (3)	1,240,182	273,992

(1) *Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment, or advances, of dividends, including interest on own capital, to maintain the flow of the stockholders' compensation.*

(2) *Reserve for Working Capital - its purpose is to guarantee funds for the instituitions' operations.*

(3) *Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.*

d) Reconciliation of net income and stockholders' equity of ITAÚ HOLDING and ITAÚ HOLDING

	Net income		Stockholders' equity	
	01/01 to 12/31/2004	01/01 to 12/31/2003	12/31/2004	12/31/2003
ITAÚ HOLDING	**4,834,945**	**2,032,977**	**14,759,757**	**11,608,555**
Goodwill amortization	(1,047,767)	1,589,856	(1,523,639)	(475,869)
Tax credit	(17,252)	(477,031)	752,839	770,091
Unrealized profits	5,690	6,018	(17,875)	(23,569)
ITAÚ HOLDING CONSOLIDATED	**3,775,616**	**3,151,820**	**13,971,082**	**11,879,208**

e) Stock Option Plan

ITAÚ HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the Institution at medium and long terms.

Up to December 31, 2004, the options were developed as follows:

Issuance		Vesting period until	Exercise period until	Exercise price restated as of 12/31/2004 (R$1)	Shares			
Nº	Date				Granted	Exercised	Cancelled	Not exercised
1st	5/15/1995	12/31/1997	12/31/2000	69.45	146,000	135,000	11,000	-
	5/15/1995	12/31/1997	12/31/2001	69.45	136,000	136,000	-	-
	7/30/2001	12/31/1997	12/31/2001	69.45	3,000	3,000	-	-
2nd	4/29/1996	12/31/1998	12/31/2001	74.84	105,000	105,000	-	-
	4/29/1996	12/31/1998	12/31/2002	74.84	240,000	230,000	10,000	-
	4/29/1996	12/31/1998	12/31/2003	74.84	252,000	252,000	-	-
3rd	2/17/1997	12/31/2001	12/31/2004	97.18	533,000	526,000	7,000	-
	6/22/2001	12/31/2001	12/31/2004	97.18	8,000	8,000	-	-
	7/30/2001	12/31/2001	12/31/2004	97.18	4,000	4,000	-	-
	10/16/2001	12/31/2001	12/31/2004	97.18	8,500	8,500	-	-
	12/28/2001	12/31/2001	12/31/2004	97.18	500	500	-	-
	2/8/2002	12/31/2001	12/31/2004	97.18	3,000	3,000	-	-
4th	2/9/1998	12/31/2002	12/31/2005	112.52	43,500	43,500	-	-
	2/9/1998	12/31/2002	12/31/2005	112.75	535,000	502,000	8,000	25,000
	6/22/2001	12/31/2002	12/31/2005	112.75	7,000	7,000	-	-
	7/30/2001	12/31/2002	12/31/2005	112.75	3,000	3,000	-	-
	12/28/2001	12/31/2002	12/31/2005	112.75	500	500	-	-
	2/8/2002	12/31/2002	12/31/2005	112.75	3,000	3,000	-	-
5th	2/22/1999	12/31/2003	12/31/2006	132.70	34,000	34,000	-	-
	2/22/1999	12/31/2003	12/31/2006	132.92	464,100	442,200	3,400	18,500
	6/22/2001	12/31/2003	12/31/2006	132.92	7,000	7,000	-	-
	7/30/2001	12/31/2003	12/31/2006	132.92	3,000	3,000	-	-
	10/16/2001	12/31/2003	12/31/2006	132.92	5,000	5,000	-	-
	12/28/2001	12/31/2003	12/31/2006	132.92	500	500	-	-
	2/8/2002	12/31/2003	12/31/2006	132.92	4,000	4,000	-	-
	1/7/2004	12/31/2003	12/31/2006	132.92	6,250	6,250	-	-
6th	2/14/2000	12/31/2004	12/31/2007	202.90	533,200	107,600	25,400	400,200
	6/22/2001	12/31/2004	12/31/2007	202.90	7,000	-	-	7,000
	10/16/2001	12/31/2004	12/31/2007	202.90	5,000	-	-	5,000
	12/28/2001	12/31/2004	12/31/2007	202.90	500	-	-	500
	2/8/2002	12/31/2004	12/31/2007	202.90	5,000	-	-	5,000
	1/7/2004	12/31/2004	12/31/2007	202.90	6,250	-	-	6,250
7th	2/19/2001	12/31/2005	12/31/2008	262.96	510,000	20,800	21,600	467,600
	2/19/2001	12/31/2005	12/31/2008	261.69	22,000	-	-	22,000
	10/16/2001	12/31/2005	12/31/2008	261.69	5,000	-	-	5,000
	3/10/2003	12/31/2005	12/31/2008	262.96	6,000	-	-	6,000
	1/7/2004	12/31/2005	12/31/2008	262.96	6,250	-	-	6,250
	2/16/2004	12/31/2005	12/31/2008	262.96	7,000	-	-	7,000
8th	3/4/2002	12/31/2006	12/31/2009	250.78	534,150	21,850	23,450	488,850
	3/4/2002	12/31/2006	12/31/2009	249.26	9,000	-	-	9,000
	1/7/2004	12/31/2006	12/31/2009	249.26	6,250	-	-	6,250
9th	3/10/2003	12/31/2007	12/31/2010	169.81	533,900	49,500	16,000	468,400
	3/10/2003	12/31/2007	12/31/2010	169.93	13,500	3,000	-	10,500
	1/7/2004	12/31/2007	12/31/2010	169.93	6,250	-	-	6,250
10th	2/16/2004	12/31/2008	12/31/2011	256.67	504,695	-	12,980	491,715
			Total		5,275,795	2,674,700	138,830	2,462,265

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to the option exercise date.

NOTE 17 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

- Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 20a.; and

- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 22f and Note 22g.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

- Purchase, lease, maintenance and techinical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

- Rental of real estates from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

| | BOOK VALUE | | MARKET | | Unrealized income (loss) [1][2] | | | |
| | | | | | Result | | Stockholders' equity | |
	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003
Interbank deposits	8,724,675	10,662,017	8,738,622	10,672,421	13,947	10,404	13,947	10,404
Securities and derivatives	29,175,585	28,942,522	29,175,585	28,942,522				
Securities unrealized result					1,362,818	1,556,027	620,285	687,793
Additional provision (exceeding minimum required)					400,000	545,000	400,000	545,000
Adjustment of securities available for sale					733,314	758,434	-	-
Adjustment of securities held to maturity					229,504	252,593	220,285	142,793
Loan, leasing operations and other credits	44,353,511	35,495,624	44,601,292	35,814,568	247,781	318,944	247,781	318,944
Investment in BPI	659,127	677,177	1,319,396	1,303,940	660,269	626,763	660,269	626,763
Time and interbank deposits and funds from acceptance and issuance of securities and local and foreign borrowings	21,098,326	21,596,864	21,139,385	21,563,949	(41,059)	32,915	(41,059)	32,915
Securitization of foreign payment orders	1,903,027	1,974,940	1,810,286	1,900,913	92,741	74,027	92,741	74,027
Subordinated debts	4,765,340	4,813,571	4,730,392	4,755,897	34,948	57,674	34,948	57,674
Treasury shares	475,253	392,235	920,310	631,649	-		445,057	239,414
Total unrealized					**2,371,444**	**2,676,754**	**2,073,968**	**2,047,934**

(1) Does not consider the corresponding tax effects.

(2) Includes unrealized minority interest gains amounting to R$ 298,926 (R$ 307,036 at 12/31/2003) on income and R$ 270,980 (R$ 257,229 at 12/31/2003) on stockholders' equity.

To obtain the market values for these financial instruments, the following criteria were adopted:

- Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 1, 2005 for floating-rate securities.

- Securities were stated at their market value, and Derivative Financial Instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

- Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on January 1, 2005. The effects of hedges (swap contracts) are also taken into account.

- Securitization of the Payment Orders Abroad, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated Debts, based on the net present value of future fixed or post-fixed cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The post-fixed cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – RECLASSIFICATIONS FOR COMPARISON PURPOSES

Reclassifications to preserve the comparison due to regrouping of accounts headings, were carried out in the Balance Sheet of December 31, 2003, in the accounts of Short-term Interbank Investments, Securities of guarantor resources of technical provisions - SUSEP, Liabilities for Borrowings and Onlendings, and of a more adequate classification in financial income and expenses of Commissions on credit operations, Credit card operations and civil lawsuits and claims.

	Prior disclosures	Reclassifications	Reclassified balances
ASSETS			
CURRENT ASSETS AND LONG-TERM RECEIVABLES			
SHORT-TERM INTERBANK INVESTMENTS			
Money market	10,118,075	147,772	10,265,847
Money market - guarantor resources of technical provisions - SUSEP	-	329,512	329,512
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS			
Own portfolio	13,034,751	(583,450)	12,451,301
Related to guarantees	6,594,670	(2,919,699)	3,674,971
Guarantor resources of technical provisions - SUSEP - Other securities	-	3,025,865	3,025,865
TOTAL ASSETS	**118,737,862**	**-**	**118,737,862**
LIABILITIES			
CURRENT AND LONG-TERM LIABILITIES			
BORROWINGS AND ONLENDINGS			
Borrowings	-	8,480,234	8,480,234
Onlendings	-	4,487,932	4,487,932
BORROWINGS AND ONLENDINGS			
Local borrowings	371,811	(371,811)	-
Foreign borrowings	8,108,423	(8,108,423)	-
Local onlendings - financial institutions	4,458,473	(4,458,473)	-
Interbank onlendings	29,459	(29,459)	-
TOTAL LIABILITIES	**118,737,862**	**-**	**118,737,862**
STATEMENT OF INCOME FOR THE YEAR			
INCOME FROM FINANCIAL OPERATIONS	**14,495,764**	**(136,920)**	**14,358,844**
Credit operations, leasing and other credits	7,421,992	(136,920)	7,285,072
EXPENSES FROM FINANCIAL OPERATIONS	**(3,497,525)**	**-**	**(3,497,525)**
Money market	(4,416,516)	43,690	(4,372,826)
Borrowings and Onlendings	1,622,195	(43,690)	1,578,505
GROSS INCOME FROM FINANCIAL OPERATIONS	**9,360,557**	**(136,920)**	**9,223,637**
OTHER OPERATING INCOME (EXPENSES)	**(3,541,277)**	**31,404**	**(3,509,873)**
Other Administrative Expenses	(4,626,019)	506,383	(4,119,636)
Other Operating Expenses	(797,406)	(474,979)	(1,272,385)
OPERATING INCOME	**5,819,280**	**(105,516)**	**5,713,764**
NON-OPERATING RESULT	**(211,163)**	**105,516**	**(105,647)**
NET INCOME	**3,151,820**	**-**	**3,151,820**

NOTE 20 - BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the year, the contributions paid totaled R$ 25,912 (R$ 32,287 from January 1 to December 31, 2003). The contribution rate increases based on the beneficiary's salary.

b) Post-employment benefits:

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 16,766 (R$ 9,678 from January 1 to December 31, 2003). The contribution rate increases based on the beneficiary's age.

c) Net amount of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

	12/31/2004	**12/31/2003**
Net assets of the plans	8,264,190	6,925,160
Actuarial liabilities	(6,967,475)	(5,731,144)
Surplus (1)	1,296,715	1,194,016

(1) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 27,089 (R$ 27,094 at 12/31/2003) to cover insufficient actuarial reserves.

d) Changes of net assets and actuarial liabilities, and surplus

DESCRIPTION	01/01 to 12/31/2004			01/01 to 12/31/2003		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value - beginning of the year	6,925,160	(5,731,144)	1,194,016	5,541,053	(4,989,799)	551,254
Adjustments in the year (1)	-	(19,885)	(19,885)	-	2,302	2,302
Expected return from assets/ Cost of current service + interest	840,384	(754,281)	86,103	671,953	(664,958)	6,995
Benefits paid	(338,864)	338,864	-	(280,499)	280,499	-
Contributions sponsors/participants	68,804	-	68,804	47,297	-	47,297
Gains/(Losses) in the year (2)(3)	768,706	(801,029)	(32,323)	945,356	(359,188)	586,168
Present value - end of year	8,264,190	(6,967,475)	1,296,715	6,925,160	(5,731,144)	1,194,016

(1) Adjustments arising from the review of the scope of assumed commitments and related effects on actuarial computations.

(2) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.

(3) The losses/gains on actuarial liabilities resulted from the differences between the actuarial assumptions and what effectively happened, highlighting in 2003 the adoption of the GAM-83 mortality table and in 2004 the introduction of the Deferred Proportional Benefit and Portability Facilities, except for FUNBEP and PREBEG which already had these facilities.

e) Main assumptions used in actuarial assessment

History	12/31/2004	12/31/2003
Discount rate	10.24 % p.a.	10.24 % p.a.
Return rate expected for the assets	12.32 % p.a.	12.32 % p.a.
Mortality table	GAM-83	GAM-83
Turnover (1)	Exp.Itaú 99/01	Exp. Itaú 99/01
Future Salary Growth	7.12 % p.a.	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Cred.Unit.Projet.(2)	Cred.Unit.Projet.(2)

(1) *The turnover assumption is based on the effective participants of ITAÚ HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.*

(2) *Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.*

NOTE 21 – STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.

ITAÚ HOLDING, through its subsidiaries, holds 35,937,840 class A common shares of America Online Latin America Inc. (AOLA) capital, related to the strategic alliance with that company, a joint venture established by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. The agreement, signed on June 12, 2000, and amended through the Memorandum of Understandings, dated December 14, 2002, includes the services contracted by América Online Brasil Ltda. (AOLB), subsidiary of AOLA, of interactive and marketing services by ITAÚ HOLDING, considering the final contractual term at March 24, 2006.

The original acquisition of shares did not result from any monetary disbursements, since, at the time of the subscription, an advance of the same amount was received in respect of a service agreement. Of this, the remaining amount of R$ 177,751 (R$ 267,131 at 12/31/2003), classified as sundry obligations (Note 12b), is being used in rendering services contracted and is being appropriated as revenue.

At December 31, 2004, the shares amounted to US$ 0.75 per share (US$ 1.42 at 12/31/2003), being recorded in Marketable securities, at their market value of R$ 71,545 (R$ 147,441 at 12/31/2003).

NOTE 22 - ADDITIONAL INFORMATION

a) **Investment funds and managed portfolios -** ITAÚ HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, distributed, as follows:

	Amount		Amount (*)		Number of funds	
	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003
Investment funds	**91,433,484**	**74,176,552**	**91,433,484**	**74,176,552**	**687**	**645**
Fixed income	86,952,216	71,506,124	86,952,216	71,506,124	614	579
Shares	4,481,268	2,670,428	4,481,268	2,670,428	73	66
Managed portfolios	**32,059,358**	**26,754,457**	**8,319,910**	**6,925,532**	**4,515**	**5,298**
Customers	16,601,848	15,738,768	4,206,394	4,174,804	4,466	5,249
Itaú Group	15,457,510	11,015,689	4,113,516	2,750,728	49	49
TOTAL	**123,492,842**	**100,931,009**	**99,753,394**	**81,102,084**	**5,202**	**5,943**

(*) It refers to the distribution after elimination of double countings of managed funds in investment funds.

b) **Funds from Consortia**

	12/31/2004	12/31/2003
Monthly estimate of installments receivable from participants	31,279	28,482
Group liabilities by installments	1,387,096	1,037,224
Participants - assets to be delivered	1,276,669	931,806
Funds available for participants	141,984	107,931
(In numbers)		
Number of managed groups	995	883
Number of current participants	140,124	118,403
Number of assets to be delivered to participants	74,331	43,210

c) **Insurance Policy -** ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its values and assets at amounts considered sufficient to cover possible claims.

d) Foreign currencies

The balances in reais linked to foreign currency were:

	12/31/2004	12/31/2003
Permanent foreign investments	6,908,617	6,570,795
Net amount of assets and liabilities indexed to foreign currency, including derivatives	(8,453,480)	(7,268,304)
Net foreign exchange position (*)	**(1,544,863)**	**(697,509)**

(*) Not considering the participation of the other shareholders of Banco Itaú Europa, the net foreign exchange position would be R$ (2,314,684), (R$ (1,409,481) at 12/31/2003).

Net foreign exchange position, not considering the tax effects on net balance of the other assets and liabilities linked to foreign currency, reflects the low exposure to exchange variations.

e) Restricted operations on assets
We present below information related to the restricted operations on assets, carried out as prescribed by BACEN Resolution 2921/02.

	0 - 30	31 - 180	181 - 365	Over 365	12/31/2004 Total	01/01 to 12/31/2004 Income (expenses)
Restricted operations on assets						
Credit operations	1,058	3,963	217	317,249	322,486	(29,069)
Liabilities for restricted operations on assets						
Liabilities for securities issued overseas	1,058	3,792	181	317,249	322,279	30,385
Net result of restricted operations						**1,316**

On December 31, 2004, there were no distressed operations.

f) Fundação Itaú Social - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, whose objectives are: 1) managing "Itaú Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program" and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies (R$ 2.3 million in the year) were destined to the foundation's social investment fund, which totaled R$ 302 million at December 31, 2004, and the income arising thereof is destined for the foundation's social purposes.

g) Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are the founding members and supporters of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 23,600 (R$ 17,333 from January 1 to December 31, 2003).

h) Commissions receivable – On December 31, 2004, the Federal Government, through Ordiance 441/04, authorized the debt renewals of the federal agencies by issuing National Treasury Notes – Series B, falling due in 2009 in the amount of the debt. As a result, the existing provisions were fully released during the year amounting to R$ 121,390 (R$ 107,956 fully accrued at 12/31/2003) in respect of Commissions receivable from services rendered to the Social security Institute (INSS). Additionally, during the period up to March 2004, the amount of R$ 40,225 was received and recognised as income (during 2003 there were no receipts).

i) Profit sharing – Employees – Law 10101/2000 – Based on the terms approved by the collective agreement, the profit sharing was as follows:

	01/01 to 12/31/2004	01/01 to 12/31/2003
Profit Sharing	430,858	312,919
Tax effects	(146,841)	(93,729)
Net tax effects	**284,017**	**219,190**

NOTE 23 - INFORMATION ON SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.		Non-financial (3)		Banco Itaú-BBA S.A. subsidiaries (4)		Foreign consolidated (5)	
	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003
Assets														
Current and long-term receivables														
Cash and cash equivalents	51,969	54,818	41,070	433,115	121,802	59,758	42,737	45,013	47,701	35,463	32,865	65,768	296,534	683,969
Short-term interbank deposits	2,733,396	4,282,009	-	-	3,962,142	3,835,353	1,067,647	251,220	37,540	109,630	1,623,763	1,722,006	6,464,764	7,594,367
Securities	2,626,194	2,514,154	196,999	321,648	2,079,582	1,930,101	1,565,529	1,623,677	37,869	715,265	4,607,018	3,883,803	10,735,547	10,594,249
Loans, leasing operations and other credits	1,113,300	1,277,939	750,533	604,708	1,984,284	1,979,006	89,055	569,714	-	53	2,652,255	2,851,414	6,542,192	7,105,675
Prepaid expenses	36,302	80,881	2,047	730	5,759	3,388	109	28	40	35	10,101	13,800	54,461	98,935
Other assets	473,951	356,641	390,841	47,767	145,293	60,712	31,677	319	636,324	673,413	85,071	45,679	1,741,386	1,151,550
Permanent assets														
Investments	599,276	575,381	2,967	3,248	590,653	535,898	1,483	17,322	3,209,778	2,778,200	28,013	28,856	665,745	684,536
Fixed assets	6,113	1,293	50,825	59,336	9,964	11,267	52	92	1,124	1,302	189	195	68,730	74,122
Deferred charges	7,008	3,040	26,761	61,926	6,322	1,528	4	15	249	998	19	29	40,666	67,945
Total	**7,647,509**	**9,146,156**	**1,462,043**	**1,532,478**	**8,905,801**	**8,417,011**	**2,798,293**	**2,507,400**	**3,970,625**	**4,314,359**	**9,039,294**	**8,611,550**	**26,610,025**	**28,055,348**
Liabilities														
Current and long-term liabilities														
Deposits	917,557	702,197	1,086,458	1,134,483	4,395,930	4,332,272	264,868	239,456	12	3,174	2,447,570	2,661,913	6,292,556	6,419,420
Demand deposits	25,395	22,159	429,253	557,775	444,881	369,277	87,291	12,417	-	468	48,173	395,993	929,561	1,330,598
Savings accounts	-	-	244,636	177,860	-	-	-	-	-	-	-	-	244,636	177,860
Interbank deposits	292,293	176,389	100,469	3,902	189,447	262,457	66,889	36,086	-	1	-	-	389,132	399,329
Time deposits	599,869	503,649	312,100	394,946	3,761,602	3,700,538	110,688	190,953	12	2,705	2,399,397	2,265,920	4,729,227	4,511,633
Deposits under securities repurchase agreements	80,221	360,171	-	-	552,725	644,821	26,887	9,210	-	-	-	-	413,712	1,042,976
Funds from acceptances and issue of securities	635,340	907,072	-	-	1,804,975	954,391	-	-	-	-	552,929	1,219,328	2,856,141	2,925,345
Borrowings	632,596	1,842,239	28,799	31,247	515,470	772,225	9	59,428	36,833	48,445	3,496,003	2,988,157	4,582,731	5,710,418
Derivative financial instruments	43,587	12,954	-	-	31,731	57,855	4,101	28,842	-	-	409,864	217,952	470,842	285,884
Other liabilities	3,249,252	3,344,933	93,605	95,409	167,436	247,682	1,065,220	1,175,169	78,591	228,189	365,822	187,244	4,944,877	4,933,763
Deferred income	**8,115**	**10,420**	**-**	**-**	**1,760**	**1,223**	**190**	**897**	**486**	**490**	**3,119**	**6,250**	**13,671**	**19,280**
Minority interest in subsidiaries	**-**	**-**	**-**	**-**	**122**	**111**	**-**	**-**	**362**	**301**	**-**	**-**	**126,879**	**147,467**
Stockholders' equity														
Capital and reserves	1,936,401	1,679,199	246,770	308,871	1,369,797	1,371,888	1,310,267	670,825	3,560,879	3,601,731	1,647,166	1,247,543	6,420,050	5,300,391
Income from the period	144,440	286,971	6,411	(37,532)	65,855	34,543	126,751	323,573	293,462	432,029	116,821	83,163	488,566	1,270,404
Total	**7,647,509**	**9,146,156**	**1,462,043**	**1,532,478**	**8,905,801**	**8,417,011**	**2,798,293**	**2,507,400**	**3,970,625**	**4,314,359**	**9,039,294**	**8,611,550**	**26,610,025**	**28,055,348**

(1) Banco Itaú S.A. - Branches, Grand Cayman, New York and only on 12/31/2004, Tokyo.

(2) Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A. and BIEL Fund Management Company S.A.

(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Inversora del Buen Ayre S.A. Sociedad Gerente de Fondos Comunes de Inversion, Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda., BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa - Investimentos, SGPS, Lda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc., Jasper Internacional Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation and only on 12/31/2004, Spinel Corporation and Tanzanite Corporation.

(4) BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., AKBAR - Marketing e Serviços, Lda., BBA Representaciones S.A. and BBA Overseas Ltd. (discontinued on the first six-month period of 2004) and BBA Icatu Securities, INC. (discontinued on 07/30/2003).

(5) Information on foreign consolidated presents net balances of eliminations from consolidation.

NOTE 24 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method

a) ITAÚ HOLDING CONSOLIDATED

	01/01 to 12/31/2004	01/01 to 12/31/2003
Adjusted net income	**11,206,750**	**8,067,230**
Net income	3,775,616	3,151,820
Adjusted net income:	7,431,134	4,915,410
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	62,178	(726,202)
Allowance for loan losses	1,581,638	2,207,022
Results from operations with subordinated debt	302,519	(349,051)
Results from operations with foreign payment order securitization	(112,713)	(230,095)
Change in technical provision for insurance, pension plan and capitalization	2,957,405	2,577,518
Depreciation and amortization	603,958	606,827
Extraordinary result in subsidiaries and associated companies	1,412,018	791,443
Assets deferred income tax	626,583	(32,683)
(Income) deficit on disposal of assets and investments	36,147	37,928
Equity in the results of associated companies	(78,965)	(24,508)
Foreign exchange of permanent asset and non-operating assets	12,992	11,020
Provision for losses	(24,163)	36,977
Minority interest result	51,537	9,214
Changes in assets and liabilities	**(10,754,513)**	**(7,135,220)**
(Increase) Decrease in short-term interbank deposits	1,510,704	(4,285,837)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	21,298	(3,437,825)
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	(2,413,658)	1,796,244
(Increase) Decrease in interbank and interbranch accounts (assets/liabilities)	302,346	(28,452)
(Increase) Decrease in loan, lease and other credit operations	(10,439,525)	(2,455,516)
(Increase) Decrease in other credits and assets	(896,028)	(329,850)
(Increase) Decrease in foreign exchange portfolio (assets/liabilities)	(13,722)	(19,354)
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	376,551	708,733
(Decrease) Increase in other liabilities	860,743	872,134
(Decrease) Increase in deferred income	(63,222)	44,503
Operating Activities - net cash provided by (invested)	**452,237**	**932,010**
Interest on own capital/Dividends received from associated companies	57,755	-
Sale of non-operating assets	129,218	277,812
Sale of investments	8,811	17,862
Sale of fixed assets for use	34,304	9,180
Decrease in deferred charges	5,595	5,747
Purchase of non-operating assets	(95,335)	(180,066)
Purchase of investments	(37,955)	(47,264)
Goodwill in the acquisition of investments	(1,398,917)	(591,953)
Purchase of fixed assets for use	(485,101)	(462,654)
Deferred charges	(93,929)	(160,064)
Change in participation of minority interest	52,016	41,947
Investment Activities - net cash provided by (invested)	**(1,823,538)**	**(1,089,453)**
Increase (decrease) in deposits	5,332,150	(2,299,313)
Increase (decrease) in deposits received under securities repurchase agreements	(833,791)	5,056,458
Increase (decrease) in funds for issuance of securities	(327,664)	(796,276)
Increase (decrease) in liabilities by borrowing and onlendings	(2,450,200)	(1,632,780)
Increase (decrease) in credit card operations	1,151,717	490,391
Increase (decrease) in foreign payment order securitization	40,800	781,661
Increase (decrease) in liabilities for subordinated debt	(350,750)	(522,220)
Granting for share options	72,663	37,768
Share subscription	-	522,220
Purchase of treasury shares	(300,199)	(285,617)
Interest on own capital paid	(1,189,931)	(932,147)
Financing Activities - net cash provided by (invested)	**1,144,795**	**420,145**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**(226,506)**	**262,702**
At the beginning of the period	2,156,958	1,894,256
At the end of the period	1,930,452	2,156,958
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**(226,506)**	**262,702**

b) ITAÚ HOLDING

	01/01 to 12/31/2004	01/01 to 12/31/2003
Adjusted net income (loss)	**(5,177)**	**(59,529)**
Net income	4,834,945	2,032,977
Adjusted net income:	(4,840,122)	(2,092,506)
Deferred taxes	(134,514)	-
Equity in the results of associated companies	(4,705,608)	(2,092,506)
Change in assets and liabilities	**(64,154)**	**51,944**
(Increase) Decrease in short-term interbank investments	(124,470)	(25,173)
(Increase) Decrease in securities and derivative financial instruments	(58,450)	2,124
(Increase) Decrease in other credits	(129,457)	74,993
(Increase) Decrease in other liabilities	248,223	-
Operating Activities - net cash provided by (invested)	**(69,331)**	**(7,585)**
Interest on own capital and dividends received from subsidiaries	2,091,580	1,213,298
Investment Activities - net cash provided by (invested)	**2,091,580**	**1,213,298**
Increase (decrease) in deposits	(152,342)	150,095
Increase in subsidiaries	(452,408)	-
Purchase of treasury shares	(300,199)	(285,617)
Interest on own capital paid	(1,189,931)	(1,107,949)
Granting for share options	72,663	37,768
FINANCING ACTIVITIES - Net cash provided by (invested)	**(2,022,217)**	**(1,205,703)**
INCREASE IN CASH AND CASH EQUIVALENTS, NET	**32**	**10**
At the beginning of the period	13	3
At the end of the period	45	13
INCREASE IN CASH AND CASH EQUIVALENTS, NET	**32**	**10**

Report of Independent Auditors

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. We have audited the accompanying balance sheets of Banco Itaú Holding Financeira S.A. and of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of December 31, 2004 and 2003. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. and of Banco Itaú Holding Financeira S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of operations, the changes in stockholders' equity and the changes in financial position for the years then ended and for the six-month period ended December 31, 2004, as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

São Paulo, February 21, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Accountant CRC 1SP110374/O-0

Emerson Laerte da Silva
Accountant CRC 1SP171089/O-3

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23   Companhia Aberta   NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

Introduction

The Audit Committee of Banco Itaú Holding Financeira S.A. (Itaú Holding), created by the Extraordinary General Meeting held on April 28, 2004, and inaugurated on July, 1st, is a statutory body reporting directly to the Board of Directors. The Board elected among its directors the three members of the Committee, based on the independence standards of Banco Central do Brasil's regulation and the requirement that one of its members possess the knowledge to qualify as a Financial Expert.

According to its Charter (available on website http://www.itau.com.br – Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent auditors, the activities and the quality of work performed by the internal auditors and the quality and efficiency of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Holding and its subsidiaries and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls.

PricewaterhouseCoopers Auditores Independentes is responsible for the auditing of the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate and the results of its operations, in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissão de Valores Mobiliários – CVM, Conselho Monetário Nacional, Banco Central do Brasil and Superintendência de Seguros Privados – SUSEP.

Internal Audit, organized into units at the individual companies of the Conglomerate, focuses on evaluating the quality of processes and activities, with emphasis on those representing the highest risk potential, offering the Committee a critical view from a corporate perspective.

Committee activities

Since its inception, this Committee has established a schedule of activities to allow it to perform the functions inherent to its responsibilities. A schedule of quarterly meetings was established, each one comprising several work sessions, taking into consideration the balance sheet closing dates and the meetings of the Board of Directors that approve the financial statements of Itaú Holding for publication.

In order to ensure the active presence of the Audit Committee in the daily activities of the Organization, the Board of Directors of Itaú Holding and the Committee agreed that the Financial Expert should be dedicated full time to the activities of the Committee. Therefore, this member of the Committee scheduled meetings with each of the executive areas of the Conglomerate for the purpose of becoming better acquainted with the environment in which the decisions are taken and Itaú Holding's businesses are managed. The Financial Expert also set up a schedule of periodic meetings with the External Auditors, the Internal Auditors and the area responsible for risk management and the preparation of financial statements.

Several internal rules were issued during this six month period, with the objective of communicating and institutionalizing the Committee's policies, especially those required by Banco Central do Brasil's regulation which establishes direct communication channels between employees and management of the Organization and the Audit Committee, as well as the one which establishes the criteria to be used when engaging any services to be rendered by the External Auditors.

All of the Committee's actions and recommendations were communicated to Management and documented for comments at the meetings of the Board of Directors of Itaú Holding.

The Committee met four times during the second half of 2004 and once again in 2005. At its most recent work session, in February 2005, the Committee analyzed the financial statements as of December 31, 2004, and approved the Audit Committee Report on its activities during the second half of 2004 and this Summary

Internal Controls and Risk Management Systems

Internal Controls

The Itaú Internal Control and Compliance System – SICIC was designed with the objective of providing the Organization with the controls needed to guarantee the efficacy and efficiency of its operations, the reliability of its financial information systems and conformity with the applicable rules and regulations.

During the second half of the year, the Committee analyzed the recommendations and conclusions contained in the reports presented by Internal Audit with respect to the current stage of development of SICIC. To the same end, it had regular contacts with the External Auditors and with the Area responsible for managing and coordinating SICIC at the corporate level.

The view of the Audit Committee is that SICIC is now present in all areas of the Itaú Conglomerate and has become an integral part of the Organization's culture. The Committee considers that management has taken positive and sound measures to improve SICIC and implement the functional structures needed to comply with new legal requirements, especially those arising from the US Sarbanes-Oxley Act.

Risk Management System

By means of initiatives taken by Internal Audit and the Financial Expert, the Committee was able to evaluate the Risk Management System, with the objective of verifying the quality of the processes that generate the reports on market risk, credit risk and liquidity risk that are used by management as input for its decisions.

In the view of the Committee, the measures adopted for modeling and managing risk are, in general, well-structured and properly focused.

New Basel Capital Accord

A Steering Committee was created during the first quarter of last year, chaired by the President of Itaú Holding, to supervise the implementation of the new Basel Capital Accord rules.
The approach taken by management to prepare the Organization for the adoption of internal risk models was considered well structured by the Committee.

External Audit

The interaction between the Audit Committee and the External Auditors was focused on their comments on the results of their work and their opinion concerning the audited statements and financial reports, including a follow-up on the comments provided by Management to their recommendations. Special attention was given during the second half of the year to the practical aspects of the activities of the External Auditors within the Conglomerate, the qualification of their staff and the planning of their work.
An evaluation was also made of the compliance by PricewaterhouseCoopers with the regulatory provisions concerning the independence of external auditors with respect to the entities they audit.
Based on these examinations and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the External Auditors.

Internal Audit

The Audit Committee was made responsible for the supervision of Internal Audit, as a means of reinforcing the Organization's corporate governance structure. Thus, the coordination of the planning of Internal Audit's activities, the methodologies employed and the scope of its activities is the responsibility of the Committee, while preserving Internal Audit's administrative and operational autonomy.

During the six-month period, the Committee requested Internal Audit to undertake several tasks, all of them focused on corporate aspects of risk assessment. The results presented during the Committee's work sessions did not bring to its attention the existence of any residual risk that could affect the soundness and continuity of the Organization.

The Audit Committee has a good impression of the quality of the technical and managerial staff of Internal Audit and of the scope and results of their activities.

Compliance with the Legislation, Regulatory Requirements and Internal Policies and Procedures

The Committee examined the procedures for monitoring compliance with the applicable legislation, regulatory requirements and the internal policies and procedures developed by Itaú Holding and did not find any non-compliance situations that could affect the continuity of Itaú Holding.

Consolidated Financial Statements

The Committee evaluated the processes for preparing individual and consolidated, balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers Auditores Independentes and executives from the Organization.

An evaluation was also made of the relevant accounting practices used by the Itaú Financial Conglomerate in the preparation of its financial statements. The Committee confirmed that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissão de Valores Mobiliários, Conselho Monetário Nacional and Banco Central do Brasil.

Recommendations

Regular meetings were held with the President of Itaú Holding, as part of the Committee's on-going activities and as required by its charter. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities and also to present its recommendations, all of which were accepted by Management.

Conclusion

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itaú Holding Financeira S.A., as of December 31, 2004.

São Paulo, February 17, 2005

The Audit Committee

Carlos da Camara Pestana - Chairman

Alcides Lopes Tápias

Tereza Cristina Grossi Togni – Financial Expert

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., after examining the management's report and the financial statements for the year ended December 31, 2004, have verified the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company's Board of Directors.

São Paulo-SP, February 21, 2005

GUSTAVO JORGE LABOISSIERE LOYOLA
Chairman

ALBERTO SOZIN FURUGUEM
Councilor

IRAN SIQUEIRA LIMA
Councilor



 **Itaú**

Banco Itaú Holding Financeira S.A.

Management Discussion and Analysis
December 2004



Contents

We point out that the figures referring to 2003, shown in this report, have been reclassified for purposes of comparability, without causing an impact on the net income.

We point out that the pro forma data referring to previous periods shown in this report has been reclassified due to the improvement of the criterion of allocated capital.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding balance sheet accounts.

The tables in this report are expressed in millions. However, variations and totals were calculated based on amounts expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity, and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in the tax legislation).

Executive Summary

Highlights

R$ Million (except where indicated)

Statements of Income	4th Q./04	3rd Q./04	4th Q./03	2004	2003
Net Income	1,030	920	854	3,776	3,152
Net Interest Income	3,624	2,673	2,698	11,127	10,861
Net Income from Financial Operations	3,358	2,433	2,258	10,200	9,224
Bank Service Fees	1,799	1,508	1,343	6,165	5,121
Income per Shares (R$)					
Consolidated Net Income per shares (1)	9.10	8.13	7.49	33.33	27.66
Number of Outstanding Shares - in thousands (2)	113,271	113,250	113,944	113,271	113,944
Book Value per thousand shares (1)	123.34	118.95	104.25	123.34	104.25
Dividends / JCP (3) (R$ Million)	514	355	202	1,372	1,108
Dividends / JCP (3) per shares (1)	4.54	3.13	1.77	12.11	9.72
Market Capitalization (R$ Million)	44,092	34,959	30,453	44,092	30,453
Market Capitalization (US$ Million)	16,611	12,229	10,540	16,611	10,540
Performance Ratio (%)					
ROE Annualized	32.9%	30.3%	32.0%	27.0%	26.5%
ROA Annualized	3.2%	2.7%	2.9%	2.9%	2.7%
Solvency Ratio (BIS Ratio)	20.6%	19.4%	19.8%	20.6%	19.8%
Evolution of Net Interest Margin (4)	13.6%	12.4%	13.6%	13.2%	13.9%
Provision for Loan and Lease Losses/ Non Performing Loans	220%	210%	198%	220%	198%
Efficiency Ratio	45.9%	52.5%	59.9%	52.4%	54.5%

Balance Sheet	Dec 31, 04	Sep 30, 04	Dec 31, 03
Total Assets	130,339	138,520	118,738
Credit Operations	47,407	44,810	38,659
Sureties, Endorsements and Guarantees	5,868	6,249	5,923
Credit Operations + Sureties, Endorsements and Guarantees	53,275	51,059	44,581
Securities + Interbank Accounts	37,900	37,419	39,605
Total Deposits	42,030	37,590	36,698
Stockholder's Equity of Itaú Consolidated	13,971	13,471	11,879
Relevant Data			
Assets Under Management	99,753	93,774	81,102
Employees (5)	45,316	42,152	42,450
Active Customers (Million)	11.8	11.7	11.5
Branches (units)	2,279	2,262	2,321
CSBs (units)	791	795	851
Automated Teller Machines (units)	21,150	20,703	20,021

(1) Lots of thousand shares in Sept/04 and Dec/03, as shares were reverse split in the fourth quarter of 2004.
(2) In millions in Sep/04 and, Dec/03, as shares were reverse split in the fourth quarter of 2004.
(3) JCP - Interest on Own Capital.
(4) Does not consider nonrecurring items in the fourth quarter of 2004.
(5) In Dec/04 includes 2,812 employees due to the acquisition of Orbitall, 112 due to the acquisition of Banco Intercap's sales promotion company, and 606 Taií
     employees.

Executive Summary

Fourth Quarter of 2004

Net Income and Return on Equity



Banco Itaú Holding posted a consolidated net income of R$1,030 million in the fourth quarter of 2004, corresponding to an annualized return of 32.9% on the balance of R$13,971 million of the parent company's net equity.

In addition to this outstanding and consistent result, the quarter was characterized by certain nonrecurring events, including: a) continuing decline in the Brazil country risk, reducing the volatility in the financial markets; b) full amortization of the goodwill on the increased shareholding in Credicard, from 33% to 50%, as well as the acquisition of 100% of the capital stock of Orbitall. In the absence of such events, we would have:

	4th Q./04	3rd Q./04	Variation
Net Income not considering nonrecurring itens	**1,338**	**1,226**	**112**
Result with Securities (Net of taxes)	404	-	404
Bank Service Fees (Net of taxes)	82	-	82
Net Income with effect of nonrecurring itens	**1,824**	**1,226**	**598**
Extraordinary Result	(794)	(305)	(488)
Net Income	**1,030**	**920**	**110**

Accordingly, we consider that the recurring net income, excluding nonrecurring events in the fourth quarter of 2004, was R$1,338 million, which more accurately reflects the recurring and sustainable operations of Itaú, corresponding to a 9.2% growth as compared to the third quarter of 2004.

Net Interest Income



The financial margin totaled R$3,624 million in the past quarter, however it was impacted by R$612 million before taxes (R$404 million after taxes) of the item Securities Result, which we consider nonrecurring. Should the analysis be performed without taking this effect into account, the financial margin would stand at R$3,012 million, 12.7% above the previous quarter figures, and at 13.6% p.a. on the revenue-generating assets, compared to 12.4% p.a. in the third quarter of 2004.

This financial margin performance arises from Itaú's strategic focus on expanding credit to micro, small and mid-sized companies.

Bank Service Fees



Banking Service Fees totaled R$1,799 million, increasing by R$291 million compared to R$1,508 million in the previous quarter. Such growth relates to the increased customer base (financing), increased number of transactions in the last quarter of the year, recognition of R$124 million before taxes (R$82 million after taxes) of collection services rendered to INSS, since the Finance Ministry undertook to settle the federal bodies' debts in December 2004, as well as the increase in permanent investments in Credicard and Orbital, accounting for a R$50 million growth in these revenues.

Efficiency Ratio



(*) The efficiency ratio calculation criteria are detailed on page 19.

Administrative and tax expenses, except for ISS, PIS and COFINS, reached R$2,480 million in the fourth quarter of 2004, which corresponds to a rise of R$321 million in relation to the previous quarter. Such rise is mainly attributable to Itaú's strategy of focusing on new loan transactions (new customers who do not hold current accounts), such as: Taií, increased shareholding in Credicard and Orbitall (both consolidated), acquisition of the loan origination activities of Intercap bank, and the Itaú-CBD alliance.

Personnel expenses in the quarter were impacted by two main factors: a) the collective salary agreement of September 2004, providing average salary increases of 9.7%; b) increased number of employees, from 42,152 at September 30 to 45,316 at December 31, 2004 - as a result of the full consolidation of Orbitall (having 2,812 employees), Intercap (112) and Taií's operations (345 new employees).

Executive Summary
Fourth Quarter of 2004

Credit Operations (*)



R$ Billion
Dec-04 33.1 20.2 53.3
Sep-04 33.7 17.3 51.1
Jun-04 32.8 15.9 48.7
Mar-04 29.9 14.9 44.8
Dec-03 29.4 14.6 44.0
Sep-03 28.6 14.1 42.7
Jun-03 30.1 14.4 44.6
Mar-03 32.0 14.4 46.4
Businesses
Individuals

(*) Endorsements and Sureties included

Portfolio of Loans and Securities

R$ Million

	Dec 31, 04	Sep 30, 04	Variation (%) dec.04-sep.04
Individuals	18,284	15,279	19.7%
Businesses	30,455	31,114	-2.1%
Small businesses and middle market	8,559	7,396	15.7%
Corporate	21,896	23,718	-7.7%
Restricted Loans	4,536	4,666	-2.8%
Total - Loans	**53,275**	**51,059**	**4.3%**
Public Securities	7,486	9,369	-20.1%
Private Securities	12,145	11,216	8.3%
Total - Securities	**19,631**	**20,585**	**-4.6%**
Total	**72,906**	**71,644**	**1.8%**

Itaú has supported and financed the current economic upturn in Brazil by offering a comprehensive range of credit products to meet the requirements of its diversified customer base. The commercial efforts undertaken by the bank led the loan portfolio, including endorsements and sureties, to grow by 4.3% in the fourth quarter of 2004, reaching R$53,275 million. In this connection, two segments should be highlighted: the micro, small and mid-sized company credit portfolio, growing by 15.7% in the quarter, and the personal loan portfolio, increasing by 19.7%. Excluding the contribution of credits on consignment relating to the cooperation agreement between Itaú and Banco BMG S.A., the credit expansion for individuals would be 17.5%. The private securities portfolio grew by 8.3% in the quarter, while the 7.7% decline in the corporate credit portfolio relates to the appreciation of the real against the U.S. dollar during the period. Given the significance placed on consumer credit by Itaú after the most recent investments, the bank has decided that as of the next quarter, it will disclose information on a new segment reflecting the economic-financial performance of consumer credit oriented business areas. Banco Itaú thus reaffirms its commitment to transparency, by providing market agents with a more detailed view of its operations.

NPL Ratio(*) - Individuals x Businesses (%)



8.5 8.9 8.3 7.3 7.3 6.5 6.0 5.6
4.2 4.7 4.7 4.1 4.0 3.5 3.2 2.9
2.0 2.4 2.5 2.2 1.9 1.8 1.5 0.9
Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04
NPL Ratio - Individuals
NPL Ratio - Businesses
NPL Ratio

(*) Nonperforming Loans: Loans overdue for more than 60 days.

The nonperforming loan ratio maintained its positive trend, standing at 2.9% in the period, compared to 3.2% in the previous quarter. However, it should be pointed out that the business focus on credit products with higher margins - which simultaneously imply higher credit risk - could possibly give rise, in the near future, to changes in the improvement trend of nonperforming loans observed over the past 9 quarters.

Technical Reserves of Insurance, Capitalization and Pension Plans



R$ Billion
Dec-04 8.6 1.0 1.4 11.0
Sep-04 7.7 1.0 1.4 10.0
Jun-04 7.0 1.0 1.3 9.3
Mar-04 6.1 1.0 1.2 8.3
Dec-03 5.5 1.0 1.2 7.7
Sep-03 4.0 0.9 1.2 6.1
Jun-03 3.4 0.9 1.1 5.4
Mar-03 2.8 0.9 1.1 4.8
Technical Reserves - Pension Plans
Technical Reserves - Capitalization
Technical Reserves - Insurance

Insurance, Pension Plan and Capitalization technical provisions amounted to R$11,023 million, increasing by 9.7% from the third quarter of 2004. The performance of the technical provisions of the VGBL product family continues to stand out, posting R$4,438 million at December 31, 2004, which when added to pension plan products corresponds to 11.6% growth in the same period to reach total technical provisions of R$8,565 million. This growth has consistently outperformed the Brazilian pension plan market.

Unrealized Result



R$ Million
Dec-04 2,371
Sep-04 2,871
Jun-04 2,667
Mar-04 2,915
Dec-03 2,677
Sep-03 2,070
Jun-03 1,850
Mar-03 1,568

Unrealized profits in Itaú's income added up to R$2,371 million at December 31, 2004, compared to R$2,871 million at September 30. The reduction by R$499 million relates to the improved macroeconomic environment in Brazil, with the consequent decline in the Brazil country risk which led to a R$200 million decrease in the additional provision for securities, as well as to the realization of securities and recognition of the related market appreciation in the result for the period. Itaú has also a balance of R$1,000 million of provision in excess of the minimum required for loan losses, which has not been taken into consideration in the unrealized profit/loss.

Executive Summary

Consolidated Balance Sheet

R$ Million

				Variation	
ASSETS	**Dec 31, 04**	**Sep 30, 04**	**Dec 31, 03**	**Dec.04-Sep.04**	**Dec.04-Dec.03**
Current and Long Term Assets	**127,220**	**135,455**	**115,529**	**(8,235)**	**11,691**
Cash And Cash Equivalents	1,930	1,926	2,157	4	(227)
Short-term Interbank Deposits	19,747	25,397	21,257	(5,650)	(1,511)
Securities and Derivative Financial Instruments	29,176	28,258	28,943	917	233
Interbank and Interbranch Accounts	10,878	11,263	8,466	(385)	2,412
Loans, Leasing Operations and Other Credits	47,407	44,810	38,659	2,597	8,748
(Allowance for Loan Losses)	(3,054)	(3,027)	(3,163)	(27)	109
Other Assets	21,135	26,828	19,210	(5,692)	1,925
Foreign Exchange Portfolio	9,159	14,375	7,526	(5,216)	1,634
Others	11,976	12,452	11,685	(476)	291
Permanent Assets	**3,119**	**3,065**	**3,209**	**54**	**(90)**
Investments	920	888	924	32	(4)
Fixed Assets	1,965	1,942	2,009	23	(44)
Deferred Changes	234	235	276	(1)	(42)
TOTAL ASSETS	**130,339**	**138,520**	**118,738**	**(8,181)**	**11,601**

R$ Million

				Variation	
LIABILITIES	**Dec 31, 04**	**Sep 30, 04**	**Dec 31, 03**	**Dec.04-Sep.04**	**Dec.04-Dec.03**
Current and Long Term Liabilities	**115,127**	**123,888**	**105,658**	**(8,761)**	**9,469**
Deposits	42,030	37,590	36,698	4,439	5,332
Demand Deposits	11,156	9,723	9,672	1,434	1,484
Saving Account	19,197	18,224	17,667	973	1,530
Interbank Deposits	647	621	1,208	26	(561)
Time Deposits	11,029	9,023	8,150	2,006	2,879
Deposits Received under Securities Repurchase Agreements	16,098	21,929	16,932	(5,830)	(834)
Funds from Acceptances and Issue of Securities	3,431	4,268	3,759	(837)	(328)
Interbank and Interbranch Accounts	1,078	2,476	778	(1,398)	301
Borrowings and On-lendings	10,518	11,269	12,968	(751)	(2,450)
Derivative Financial Instruments	1,173	786	755	387	419
Technical Provisions for Insurance, Pension Plans and Cap.	11,023	10,048	7,689	975	3,334
Other Liabilities	29,775	35,522	26,080	(5,747)	3,695
Foreign Exchange Portfolio	9,405	14,643	7,785	(5,238)	1,620
Subordinated Debt	4,765	4,835	4,814	(69)	(48)
Others	15,605	16,044	13,481	(440)	2,123
Deferred Income	**47**	**57**	**110**	**(10)**	**(63)**
Minority interest in subsidiaries	**1,193**	**1,104**	**1,090**	**89**	**104**
Stockholder's Equity	**13,971**	**13,471**	**11,879**	**500**	**2,092**
TOTAL LIABILITIES	**130,339**	**138,520**	**118,738**	**(8,181)**	**11,601**
Deposits	42,030	37,590	36,698	4,439	5,332
Assets under Management	99,753	93,774	81,102	5,979	18,651
Total Deposits + Assets Under Management	141,783	131,364	117,800	10,419	23,983

Executive Summary

Consolidated Statement of Income

R$ Million

	4th Q./04	3rd Q./04	2004	2003	Variation 4th Q.04 - 3rd Q.04	Variation 2004 - 2003
Income from Financial Operations	**4,747**	**2,712**	**17,271**	**14,359**	**2,035**	**2,912**
Loans and leasing operations	2,268	1,755	9,363	7,285	513	2,078
Securities	2,008	509	5,960	4,923	1,499	1,038
Financial Income of Insurance, Capitalization and Pension Plans	389	333	1,293	1,156	55	137
Trade Finance and Foreign Exchange Portfolio	(92)	(25)	22	68	(67)	(46)
Compulsory Deposits	174	140	633	927	34	(294)
Expenses from Financial Operations	**(1,122)**	**(39)**	**(6,144)**	**(3,498)**	**(1,084)**	**(2,646)**
Deposits, Money Market and Interbank Funds	(1,156)	(310)	(4,847)	(4,373)	(847)	(474)
Financial Expense of Insurance, Capitalization and Pension Plans	(281)	(265)	(967)	(703)	(16)	(264)
Borrowings, Assignments and On-lending	315	536	(330)	1,579	(221)	(1,908)
Net Interest Income	**3,624**	**2,673**	**11,127**	**10,861**	**951**	**266**
Result for Loan Losses	**(267)**	**(241)**	**(927)**	**(1,638)**	**(26)**	**710**
Provision for Loan and Lease Losses	(434)	(402)	(1,582)	(2,207)	(32)	625
Credits Recoveries and Renegociated	167	161	654	569	6	85
Net Income from Financial Operations	**3,358**	**2,433**	**10,200**	**9,224**	**925**	**976**
Other Operation Income (Expenses)	**(659)**	**(775)**	**(2,858)**	**(3,510)**	**116**	**651**
Banking Service Fees	1,799	1,508	6,165	5,121	291	1,044
Result from Operations of Insurance, Cap. and Pension Plans	190	193	781	747	(2)	33
Administrative and Tax Expenses, excluding ISS, PIS and COFINS	(2,480)	(2,159)	(9,014)	(8,770)	(321)	(244)
Personnel Expenses	(910)	(845)	(3,320)	(3,174)	(65)	(145)
Other Administrative Expenses	(1,218)	(1,041)	(4,289)	(4,120)	(178)	(170)
Tax Expenses - CPMF and others	(75)	(54)	(241)	(204)	(21)	(37)
Other Operating Expenses	(276)	(220)	(1,164)	(1,272)	(57)	108
Tax Expenses for ISS, PIS and COFINS	(320)	(321)	(1,184)	(914)	1	(270)
Equity in the Earnings of Associated Companies	44	(57)	79	25	102	54
Other Operating Income	107	62	315	282	45	33
Operating Income	**2,699**	**1,658**	**7,342**	**5,714**	**1,041**	**1,628**
Non-operating Income	27	(8)	29	(106)	35	135
Income before Income Tax and Social Contribution	**2,726**	**1,650**	**7,371**	**5,608**	**1,076**	**1,763**
Income Tax and Social Contribution	**(779)**	**(412)**	**(2,092)**	**(1,587)**	**(367)**	**(505)**
Extraordinary Results	**(794)**	**(305)**	**(1,094)**	**(565)**	**(488)**	**(529)**
Profit Sharing	**(87)**	**(90)**	**(358)**	**(295)**	**3**	**(62)**
Minority Interests	**(36)**	**77**	**(52)**	**(9)**	**(114)**	**(42)**
Net Income	**1,030**	**920**	**3,776**	**3,152**	**110**	**624**
Number of shares outstanding - In Thousand	113,271,050	113,250,221	113,271,050	113,943,830	20,829	(672,780)
Book value per thousand shares - (R$)	123.34	118.95	123.34	104.25	4.39	19.09
Net income per thousand shares - (R$)	9.10	8.13	33.33	27.66	0.97	5.67

(1) In thousands in Sep/04 and Dec/03, as shares were reverse split in the fourth quarter of 2004.

(2) Lot of thousand shares in Sep/04 and Dec/03, as shares were reverse split in the fourth quarter of 2004.

The impacts of exchange rate variation on permanent investments abroad are distributed in the lines of the Statement of Income, according to the nature of the balance sheet accounts that originated them.

The effects of exchange rate variation on these investments are as follows: in the periods in which the real appreciates against foreign currencies, reductions in reais occur in foreign currency assets, the balancing item for which is a reduction in the income from the same assets; likewise, in those periods, reductions in foreign currency liabilities occur, leading to a reduction in expenses on these liabilities. On the other hand, in the periods in which the real depreciates in relation to the dollar, we see an opposite movement to those previously described.

At December 31, 2004, the dollar was quoted at R$2.6544, while at September 30 of the same year the dollar quotation reached R$2.8586.

Executive Summary - Fourth Quarter of 2004

Income by Segments

Banco Itaú - Banking
The Banking result, disregarding nonrecurring items, was impacted by the following set of factors: (a) expansion in the credit portfolio balance, with ensuing increase in the financial margin (mix improvement), mainly through the volume of vehicle financing and advances to current account holders, which also had a positive impact on banking service fees; (b) adjustment under the collective labor agreement to employees' compensation, charges and social benefit expenses, impacting administrative expenses and tax expenses, excluding ISS, PIS and COFINS; (c) higher IR and CSLL expenses, due to the expansion in taxable income from operations subject to taxes on net income; (d) increased non-operating income as a result of the adjustment of the criteria for setting up provisions for the impairment of assets not in use to be in accordance with current market conditions.

Credit Cards
The net income from credit card transactions grew by 43.0% compared to the previous quarter and was positively impacted by the higher volume of financing of credit card holders. The customer base increased from 6,639 thousand in September 2004 to 7,085 thousand in December 2004 (excluding debit cards and Credicard cards), corresponding to a 6.7% growth in the fourth quarter of 2004. In the same period, the volume of transactions totaled R$4.0 billion (also excluding debit cards and Credicard cards), growing by 24.0% in relation to the previous quarter. Net income for the quarter, however, considers the positive contribution arising from the increased shareholding in Credicard and Orbitall.

Insurance, Capitalization, and Pension Funds
The net income from Insurance, Pension Plan and Capitalization transactions amounted to R$101 million in the fourth quarter of 2004, accounting for 9.8% of the total result. Earned premiums remained stable compared to the previous quarter, with growth in the automobile, life and personal accident lines, and reduction in transportation, health and other lines. Retained claims declined by R$26 million in the fourth quarter of 2004, chiefly due to the reduction in claims level in the life and personal accident lines. . This improvement, though, was offset by the increase in administrative and tax expenses, excluding ISS, PIS and COFINS, arising from the end of year campaigns and from higher insurance operating expenses, primarily those aimed at reducing claims.

Funds Management and Managed Portfolios
The net income from funds management and managed portfolios grew chiefly as a result of the 6.4% increase in the volume of assets under management, totaling R$99,753 million at the end of December 2004, compared to R$93,774 in September of that year. Furthermore, the rise in interest rates favored funds management with respect to the performance of certain products.

Banco Itaú BBA
The financial margin of Banco Itaú-BBA grew by 18.7% from the previous quarter, as a result of the management of the exchange rate risk on investments abroad, which was partly offset by the tax effect on hedging transactions and gains on structured credit transactions. In the quarter, there was a reversal of the allowance for loan losses, primarily because of the effects of the appreciation of the real against the U.S. dollar on the credit portfolio denominated in foreign currency. Administrative and tax expenses, excluding ISS, PIS and COFINS, showed an increase when compared with the previous excluding quarter, because of the higher processing costs associated with the increase in the number of transactions with corporate customers and with the increase in personnel expenses arising from the collective negotiations (collective salary agreement). Expenses for IR and CSLL had an increase, basically because of the tax effect of the currency hedge derivative transactions for the investments abroad.

Corporation
The Corporation results were strongly impacted by extraordinary items in the period, including the full amortization of the goodwill paid on the increased shareholding in Credicard, the acquisition of 100% of the capital stock of Orbitall, and the acquisition of Banco Intercap's sales promotion company. The decline in financial margin reflects the lower volume of hedging derivative positions used by the bank to manage the exposure to currency risks.

Executive Summary

Fourth Quarter of 2004

The *pro forma* financial statements of Banco Itaú and Banco Itaú BBA below are based on management information and reflect more accurately the performance of the conglomerate's various business units. Between the fourth and third quarters of 2004, the following variations occurred in the income statement of Itaú's business segments.

PRO FORMA STATEMENT OF INCOME PER SEGMENT

R$ Million

Banco Itaú Pro Forma	4th Q./04	Adjustments [1]	4th Q./04 Adjusted (a)	3rd Q./04	Adjustments [1]	3rd Q./04 Adjusted (b)	Variation (a) - (b)
Banking							
Net Interest Income	2,442	612	1,830	1,651	-	1,651	179
Result from Loan Losses	(230)	-	(230)	(235)	-	(235)	5
Banking Service Fees	1,123	124	999	946	-	946	53
Administrative and Tax Expenses [2,3]	(1,595)	-	(1,595)	(1,444)	-	(1,444)	(151)
Income Tax and Social Contribution	(517)	(250)	(266)	(125)	-	(125)	(141)
Other [4]	(101)	-	(101)	(220)	-	(220)	119
Net Income	***1,123***	***486***	***637***	***573***	***-***	***573***	***64***
Credit Cards							
Net Interest Income	415	-	415	312	-	312	104
Result from Loan Losses	(68)	-	(68)	(33)	-	(33)	(35)
Banking Service Fees	373	-	373	283	-	283	90
Administrative and Tax Expenses [2,3]	(460)	-	(460)	(352)	-	(352)	(108)
Income Tax and Social Contribution	(58)	-	(58)	(54)	-	(54)	(4)
Other [4]	(29)	-	(29)	(35)	-	(35)	6
Net Income	***175***	***-***	***175***	***122***	***-***	***122***	***53***
Insurance, Capitalization and Pension Plans							
Net Interest Income	115	-	115	115	-	115	0
Earned Premiums	479	-	479	485	-	485	(6)
Result of Capitalization and Pension Plans	51	-	51	56	-	56	(5)
Retained Claims	(266)	-	(266)	(293)	-	(293)	26
Selling Expenses	(103)	-	(103)	(100)	-	(100)	(3)
Administrative and Tax Expenses [2,3]	(169)	-	(169)	(146)	-	(146)	(23)
Income Tax and Social Contribution	(23)	-	(23)	(39)	-	(39)	16
Other [4]	18	-	18	35	-	35	(17)
Net Income	***101***	***-***	***101***	***113***	***-***	***113***	***(12)***
Portfolio Management and Mutual Funds							
Banking Service Fees	187	-	187	164	-	164	22
Administrative and Tax Expenses [2]	(99)	-	(99)	(90)	-	(90)	(9)
Income Tax and Social Contribution	(24)	-	(24)	(19)	-	(19)	(4)
Other [4]	(25)	-	(25)	(25)	-	(25)	(0)
Net Income	***38***	***-***	***38***	***30***	***-***	***30***	***9***
Net Income of Banco Itaú	***1,437***	***486***	***951***	***837***	***-***	***837***	***114***

Banco Itaú BBA Pro Forma							
Net Interest Income	464	-	464	391	-	391	74
Result from Loan Losses	31	-	31	27	-	27	3
Banking Service Fees	84	-	84	83	-	83	1
Administrative and Tax Expenses [2,3]	(159)	-	(159)	(133)	-	(133)	(26)
Income Tax and Social Contribution	(151)	-	(151)	(147)	-	(147)	(4)
Other [4]	(27)	-	(27)	(25)	-	(25)	(2)
Net Income of Banco Itaú BBA	***242***	***-***	***242***	***196***	***-***	***196***	***45***

Corporation							
Net Interest Income	188	-	188	205	-	205	(17)
Banking Service Fees	(1)	-	(1)	(1)	-	(1)	(0)
Administrative and Tax Expenses [2,3]	(5)	-	(5)	5	-	5	(10)
Income Tax and Social Contribution	(7)	-	(7)	(27)	-	(27)	21
Extraordinary Result	(794)	(794)	(0)	(305)	(305)	-	(0)
Other [4]	(29)	-	(29)	11	-	11	(40)
Net Income of Corporation	***(648)***	***(794)***	***146***	***(113)***	***(305)***	***192***	***(47)***
NET INCOME of ITAÚ CONSOLIDATED	***1,030***	***(308)***	***1,338***	***920***	***(305)***	***1,226***	***112***

(1) The adjustment mentions the exclusionof nonrecurring itens described.

(2) Except ISS, PIS and COFINS.

(3) Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and others - and Other Operating Expenses included.

(4) Result of Insurance, Capitalization and Pension Plans, Tax Expenses of ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Income, Non-operating Income, Profit Sharing and Minority Interests included.



Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Analysis of the Consolidated Performance

The Fourth Quarter of 2004

In the fourth quarter of 2004, Itaú achieved consolidated net income of R$1,030 million, increasing by 11.9% from the previous quarter figures. At December 31, 2004, the bank's net equity amounted to R$13,971 million, leading to annual ROE of 32.9%. It should be pointed out that Itaú has consistently posted return on net equity in excess of 30% over the past ten quarters.

During the last quarter of 2004, the real appreciated 7.1% against the U.S. dollar, while the basic interest rate (Selic) went up from 16.25% p.a. in September to 17.75% p.a. at the end of December. Such moves impacted the bank's revenues and expenses for the period, as well as its equity position at December 31, 2004, as detailed below.

A number of non-recurring and extraordinary items had a significant impact on the bank's net income for the fourth quarter of 2004.

The main extraordinary item impacting the quarter results is associated with the full amortization of the goodwill paid on investments. During the period, Itaú increased its shareholding in Credicard to become the leader in the Brazilian credit card market, acquired 100% of the shares in Orbitall, a leading credit card processing company in Brazil, and acquired Banco Intercap's sales promotion company. Furthermore, Itaú and Banco BMG S.A. entered into a cooperation agreement which will enable the expansion of loans to individuals and the offer of unique financial products and services to BMG customers. Such acquisitions and agreements led to an increase in the number of non-depositors who use Itaú's products and services, opening up new opportunities to strengthen relationships with non-depositors holders and expand the existing customer base.

Typically, Itaú records under Extraordinary Items the impacts from the full amortization of goodwill. Therefore, extraordinary items amounted to R$794 million in the quarter, including the tax impacts of the transactions, which in this case are limited to the Social Contribution on Net Income.

Non-recurring items associated with marketable securities totaled R$612 million (before taxes) in the fourth quarter of 2004 .

The realization of a portion of the available-for-sale securities portfolio, with the consequent recognition of the appreciation in the market value of these securities in results for the period, made a R$412 million (before taxes) contribution to the net income for the quarter. Additionally, we reversed R$200 million (before taxes) of the additional provision to cover the risk of present and past fluctuations in the quoted value of securities. The present macroeconomic scenario, both in Brazil and worldwide, points to a consistent decline in the likelihood of financial markets experiencing a period of highly volatile quotations, thus warranting the reduction in the related provisions.

The results for the quarter were impacted by a further non-recurring event. During the quarter, the Finance Ministry acknowledged amounts due by federal bodies - including services rendered to INSS - expanding the results for the quarter by R$124 million (before taxes).

Excluding the non-recurring and extraordinary items described above, the bank's results for the quarter would amount to R$1,338 million, up 9.2% on the recurring results for the previous quarter. The final net income of R$1,030 million reflects an excellent performance, inasmuch as it includes the full amortization of all goodwill on the acquisitions made in the last quarter of 2004.

The safety margin of the Basel Ratio was increased in the quarter, even considering the significant expansion in the loan portfolio and the acquisitions and associations consummated in the period. The solvency ratio stood at 20.6% in December 2004, growing by 1.2 p.p. compared to the previous quarter. Such increase was driven by the strong internal generation of results during the period.

Macroeconomics Ratio

	4th Q./04	3rd Q./04	2004	2003
CDI	4.0%	3.9%	16.2%	23.3%
Exchange Rate	-7.1%	-8.0%	-8.1%	-18.2%
Exchange Rate (Quotation in R$)	2.6544	2.8586	2.6544	2.8892
IGPM	2.0%	3.3%	12.4%	8.7%
Savings (TR + 6% p.a.)	2.0%	2.1%	8.1%	11.1%

Analysis of the Consolidated Performance

Net Interest Margin

The net interest margin of Itaú reached R$3,624 million in the fourth quarter of 2004, growing by 35.6% in relation to the prior quarter.

The higher financial margin in the period can be chiefly attributed, except for non-recurring events, to the 4.3% growth in the loan portfolio balance when compared to the previous quarter, adding up to R$53,275 million, including endorsements and sureties. As a result of the expansion in the balance of loan and finance instruments, the financial margin increased by R$219 million during the period.

Overall, Itaú's loan portfolio has shown a positive trend in virtually all segments. In particular, the balance of credit card operations grew by 49.0% in the period, reaching R$5,162 million, of which R$799 million arise from the increased shareholding in Credicard, a company whose contribution to the consolidated figures is in proportion to the share control by Itaú (50% interest). Management believes that the increased market share in the credit card market puts Itaú in an excellent position to expand further its customer base, inasmuch as credit cards are efficient credit extension vehicles, given their low operating costs.

During the fourth quarter, the vehicle financing balance grew by 15.1% over the previous quarter to reach R$6,196 million. The risks associated with this portfolio are mitigated because of the lack of borrower concentration and low default levels which, combined with the highly dispersed distribution network, efficient credit approval and extension processes, and scale of transactions, have significantly contributed to Itaú's results.

The micro, small and mid-sized businesses portfolio totaled R$8,559 million at the end of the period, corresponding to a 15.7% increase from the previous quarter. This portfolio's growth rates have outperformed market levels since Itaú had not previously exploited this segment's potential because the financial institutions acquired in the recent past were more focused on individual customers. Over the past twelve months, Itaú realized part of this segment's growth potential, achieving an impressive 70.8% increase in the portfolio, testifying to the significant mix change introduced during the period.

Finally, the corporate loan portfolio was adversely impacted by the appreciation of the real against the dollar during the quarter and declined by 7.7%, adding up to R$21,896 million.

The financial margin in the fourth quarter of 2004 was also impacted by certain nonrecurring items described above. The improved Brazilian and global macroeconomic scenario allowed for an adjustment to the accruals for the risks associated with past and present fluctuations in the quotations of securities. The risk of financial markets experiencing a period of highly volatile quotations is steadily declining. This allowed for a partial reduction in the balance of the additional provision for securities, leading to a reversal of R$200 million in the quarter. Also, a portion of the securities portfolio was realized during the period, and the related market appreciation of R$412 million was included in the financial margin for the quarter.

If nonrecurring financial margin items were excluded for comparison purposes, we would arrive at an adjusted financial margin of R$3.012 million, corresponding to an annualized financial margin of 13.6%, compared to 12.4% in the previous quarter.

Net Interest Margin Analysis

R$ Million

		4th Q./04	3rd Q./04	2004	2003
A) Net Interest Margin (*)		**3,012**	**2,673**	**11,127**	**10,861**
Average Balance from Operations (**)					
Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments		33,224	33,181	33,644	31,735
Average Interbank and Interbranch Accounts		11,071	10,829	10,073	9,650
Average Net Foreign Exchange Portfolio		(257)	(188)	(194)	(260)
Average Net Loans		44,669	42,126	40,922	36,741
B) Average Earning Assets		**88,706**	**85,948**	**84,445**	**77,865**
Annual Average Ratio of Net Interest Margin	**= A/B**	**13.6%**	**12.4%**	**13.2%**	**13.9%**

(*) Net interest margin excluding the nonrecurring itens decribed

(**) The average balance for the quarter is obtained by taking the arithmetic average of the balance of the last day of the current quarter and that of the previous quarter. The average balance for the half-year is obtained by taking the arithmetic average of the balance of the last day of the last five months ((Dec + Mar + Jun + Sep + Dec) / 5).

Analysis of the Consolidated Performance

Results from Doubtful Loans

Once again, the upturn in the economic scenario and an appropriate credit policy adopted by Itaú were behind the improved performance indices of the loan and finance portfolios. The fourth quarter of 2004 saw the consolidation of a number of positive indicators of the credit area, in particular the steady decline in default levels. The nonperforming loan index continued to improve, reaching 2.9% in the period versus 3.2% in the third quarter. However, it should be pointed out that the business focus on credit products with higher margins – which simultaneously imply in higher credit risk – could possibly give rise, in the near future, to changes in the improvement trend of nonperforming loans observed over the past 9 quarters.

Non Performing Loans

R$ Million

	Dec 31, 04	Sep 30, 04	Jun 30, 04
Total Non Performing Loans (a)	1,388	1,440	1,499
Provision for Loan and Lease Losses	(3,054)	(3,027)	(3,065)
Credit Portfolio (b)	47,407	44,810	42,381
NPL Ratio [(a) / (b)] x 100	2.9%	3.2%	3.5%

(a)Loans overdue for more than 60 days and without generation of revenues on the accrual method.
(b) Endorsements and Sureties not included.

Analysis of Result from Possible Loan Losses

R$ Million

	4th Q./04			3rd Q./04		
	Individuals	Businesses	Total	Individuals	Businesses	Total
(Increase)/Generic Reversal	(43)	3	(40)	(14)	3	(11)
(Increase)/Specific Reversal	(338)	(55)	(394)	(328)	(63)	(391)
Subtotal (Increase)/Reversal	**(382)**	**(52)**	**(434)**	**(343)**	**(59)**	**(402)**
Exceeding Provision			-			-
Expenses for Provision for Loan Losses			**(434)**			**(402)**
Credits Recoveries and Renegotiated			167			161
Result from Loan Losses			**(267)**			**(241)**

Provisions for loan losses amounted to R$434 million in the fourth quarter of 2004, an 8.0% increase from the previous quarter. As discussed above, general allowances for loan transactions with individual customers increased during the period, in connection with the expansion in the loan and finance portfolio balance. Likewise, specific allowances were slightly increased, also because of the expansion in the loan portfolio.

Specific allowances for corporate customers were reduced by R$7 million, as a result of the improved portfolio quality.

Income from the recovery of written-off loans reached R$167 million in the quarter, up 3.6% on the previous quarter. The review of models, processes and credit recovery policy over the year played an important role in this regard.

The balance sheet allowance for loan losses totaled R$3,054 million at December 31, 2004, corresponding to a 0.9% increase in the period. The non-specific accrual for loan losses remained stable during the period, totaling R$1,000 million.

The ratio of allowances for loan losses to the total portfolio balance (excluding endorsements and sureties) reached 6.4%, compared to 6.8% in the previous quarter, an additional indicator of the improved portfolio quality.

Analysis of the Consolidated Performance

The excess of the allowance for loan losses over the total amount in arrears of the portfolio increased by 31.8% during the period, standing at R$575 million.

Abnormal Portfolio

R$ Million

	Dec 31, 04	Sep 30, 04	Jun 30, 04
Abnormal Portfolio	2,478	2,590	2,550
Total Allowance	(3,054)	(3,027)	(3,065)
Excess of Allowance	575	437	515

(*) Abnormal Portfolio is the total of installments overdue for more than 14 days.

Coverage Ratio (*)



Dec-02	Mar-03	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04
198%	189%	173%	189%	198%	202%	204%	210%	220%

(*) Provision for Loan and Lease Losses / Total Non Performing Loans

Movements of Credit Portfolio

R$ Million

	4th Q./04			3rd Q./04		
	Individuals	Businesses	Total	Individuals	Businesses	Total
Previous Balance	17,228	27,582	44,810	15,787	26,594	42,381
Balance arising from the increased shareholding in Credicard.	799	-	799	-	-	-
New Contracts	6,810	12,474	19,284	5,127	11,443	16,570
Debt Renegotiation	276	61	337	189	54	243
Accrual/ Movements	(1,108)	(1,398)	(2,506)	(1,470)	(1,516)	(2,986)
Settlement	(3,570)	(11,283)	(14,853)	(2,090)	(8,867)	(10,957)
Write-off	(253)	(210)	(463)	(315)	(125)	(440)
Final Balance	20,181	27,226	47,407	17,228	27,582	44,810

Movements of Provision for Loan Losses

R$ Million

	4th Q./04				3rd Q./04			
	Individuals	Businesses	Exceeding Allowance	Total	Individuals	Businesses	Exceeding Allowance	Total
Previous Balance	(1,329)	(697)	(1,000)	(3,027)	(1,301)	(764)	(1,000)	(3,065)
Balance arising from the increased shareholding in Credicard.	(56)	-	-	(56)	-	-	-	-
New Contracts	(406)	(175)		(581)	(188)	(106)		(295)
Debt Renegotiation	(143)	(24)		(166)	(95)	(23)		(119)
Risk Level Transfer	(305)	(70)		(375)	(318)	(76)		(393)
Accrual/ Movements	16	(205)		(189)	75	43		118
Settlement	456	421		877	184	103		287
Exceeding Allowance			-	-			-	-
Total	(382)	(52)	-	(434)	(343)	(59)	-	(402)
Write-off	283	180		463	315	125		440
Final Balance	(1,484)	(569)	(1,000)	(3,054)	(1,329)	(697)	(1,000)	(3,027)

Analysis of the Consolidated Performance

Banking Service Fees

<i>R$ Million</i>

	4th Q./04	3rd Q./04	Variation
Resources Management	**376**	**358**	**17**
Mutual Fund Management Fees	356	337	19
Income from Administration of Consortium	19	21	(2)
Current Account Services	**327**	**303**	**24**
Credit Operations and Guarantees Provided	**266**	**234**	**32**
Credit Operations	242	208	34
Income from Guarantees Provided	25	26	(2)
Collection Services	**302**	**180**	**122**
Collection	97	93	4
Interbank Fees (Bills, Checks and Documents)	48	48	0
Tax Collection	156	39	118
Credit Cards	**371**	**282**	**89**
Others	**158**	**151**	**7**
Foreign Exchange Services	9	9	0
Brokerage Services	31	23	7
Income from Inquiries of the Serasa Databases	38	37	1
Custody Services and Managed Portfolios	11	10	1
Other Services	69	72	(3)
Total	**1,799**	**1,508**	**291**

During the fourth quarter of 2004, Banking Service Fees increased by R$291 million from the previous quarter, from R$1,508 million to R$1,799 million.

One driver of the good performance in the quarter was the present economic upturn in Brazil, leading to an increase in both the volume of loan transactions - generating a R$34 million growth in revenues from credit origination fees - and the number of current account transactions, improving the related revenues.

Banking Service Fees were also positively impacted by the acknowledgement, by the Finance Ministry, of debt in the amount of R$124 million for collection services for the INSS. In December 2004, the Ministry undertook to settle federal debts.

Credit card revenues, which grew as a result of the increased share of Itaú in Credicard and Orbitall, as well as fund management revenues, are detailed in the segment review section.

When compared to Administrative and Tax Expenses except for ISS, PIS and COFINS, the coverage index of Banking Service Fees stood at 73%. Should the nonrecurring effect of the INSS fees of R$124 million be disregarded, this index would be 68%.

The criterion for determining the number of active customers has been revised to include only customers who have carried out one or more current account transactions over the preceding six-month period or whose average current account balance was not equal to zero over the same period. Customers were previously considered active when they had carried out one or more current account transactions over the preceding six-month period or whose average deposit account balance for the past three months was not equal to zero.

Banking Service Fees Coverage Index over Administrative and Tax Expenses except for ISS, PIS and COFINS(*)



(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Administrative and Tax Expenses except for ISS, PIS and COFINS (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

Products per Client and Quantities : Active Clients and Current Accounts



Analysis of the Consolidated Net Income

Administrative and Tax Expenses except for ISS, PIS and COFINS

R$ Million

	4th Q./04	3rd Q./04	Variation
Personnel Expenses	**910**	**845**	**65**
Remuneration	506	486	20
Charges	158	152	6
Social Benefits	128	114	15
Training	15	11	4
Employee Resignation and Labor Claims	86	75	12
Single Bonus	17	8	9
Other Administrative Expenses	**1,218**	**1,041**	**178**
Data Processing and Telecommunication	282	267	15
Depreciation and Amortization	191	136	55
Premises	156	133	23
Third-Party Services	195	168	27
Financial System Service	85	81	4
Advertising, Promotions and Publications	103	74	29
Transportation	49	46	3
Materials	38	39	(1)
Security	33	33	(0)
Legal and Judicial Suit	22	11	11
Travel Expenses	15	12	3
Others	51	41	9
Other Operating Expenses	**276**	**220**	**57**
Provision for contingencies	86	80	6
Tax and Social Securities	33	31	2
Civil Lawsuits	63	51	11
Others	(10)	(3)	(8)
Sales - Credit Cards	70	43	27
Claims	19	23	(4)
Charges on Taxes	14	0	14
Net Exchange Variation on Assets and Liabilities of Companies Overseas	-	(7)	7
Others	87	81	6
Tax Expenses	**75**	**55**	**21**
CPMF	55	40	15
Other taxes	20	14	6
Total Administrative and Tax Expenses except for ISS, PIS and COFINS	**2,480**	**2,160**	**320**

Following a series of studies carried out in the methodology for calculating the efficiency ratio (where international practices were taken into consideration), Itaú has decided to expand the concept of administrative expenses to expenses not derived from interest, in such a way as to provide the users of the Management Discussion and Analysis Report a view closer to that shared by the international markets. The concept of expenses not derived from interest encompasses Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes (except ISS, PIS and COFINS) and Other Operating Expenses, and will now be shown in this report under the name of Administrative and Tax Expenses except for ISS, PIS and COFINS.

Personnel Expenses

Personnel Expenses totaled R$910 million in the fourth quarter of 2004, an increase when compared to R$845 million in the previous quarter. The R$65 million rise is chiefly due to the salary adjustment under the collective labor agreement of September 2004, with an impact of 9.7% on average on remuneration, charges and social benefits, besides the additional meal voucher, which gave rise to a R$17 million increase in these expenses in the fourth quarter.

This growth is also attributable to the increased share in Orbitall and Credicard, as well as employee resignation and labor claims expenses, as a result of which personnel expenses went up by R$17 million and R$12 million, respectively.

Analysis of the Consolidated Net Income

The number of employees grew by 7.5% compared to the previous quarter on account of the acquisitions in the fourth quarter of Orbitall, with 2,812 employees, and Intercap, with a staff of 112. The expansion of Taií also required hiring 345 new employees during the quarter, totaling 606.

It follows that the increase in the number of employees stems directly from the bank's efforts to expand the credit offer to segments not previously covered by Itaú. The comparison between periods of the previously existing operations shows a reduction of 65 people.

Number of Employees (*)



(*) Includes Banco Fiat since Mar/03 and Orbitall and Intercap bank's sales promotion company since Dez/04.

Other Adminsitrative Expenses

In the fourth quarter of 2004, Other Administrative Expenses reached R$1,218 million, up R$178 million on the previous quarter. This increase was partly due to depreciation and amortization expenses, which grew by R$55 million primarily as a result of the additional depreciation of assets with residual values below R$3,000.00.

Premises also made a contribution to the growth in Other Administrative Expenses by R$23 million, due to the increased number of improvement projects at branches, CEI expansion, adjustments to rental agreements and increased consumption of electricity.

The increased share in Orbitall and Credicard gave rise to a R$52 million growth in Other Administrative Expenses, in particular Data Processing and Telecommunication, Advertising, Promotions and Publications, and Third-Party Services.

Other Operating Expenses

During the fourth quarter of 2004, Other Operating Expenses amounted to R$276 million, growing by 25.8% from the previous quarter. This was mainly driven by increased share in Orbitall e Credicard, providing increase in credit card sales expenses, and operating provisions set up for contingent liabilities.

Tax Expenses for CPMF and Others

Tax Expenses for CPMF and Others totaled R$75 million in the fourth quarter, a R$21 million increase. Such rise relates mainly to increased CPMF expenses on account of payments made during the period with respect to the acquisition of investments.

Analysis of the Consolidated Net Income

Cost Control

Administrative and Tax Expenses except ISS, PIS and COFINS in 2004 increased by 2.8% compared to 2003, below inflation indices for 2004, such as IPCA (7.60%) and IGP-M (12.41%). If one disregards the effect of the increased shareholding in Credicard and Orbitall, in addition to Taií costs, which started operations in June 2004, and the additional depreciation recorded in December 2004, the increase falls to only 1.0%.

It should be stressed that Personnel Expenses were impacted by the collective labor agreement providing salary rises of 12.6% in September 2003 and 9.7%, on average, in September 2004.

These robust figures are the outcome of the companywide commitment to cost control and process streamlining and redesign. The internal campaign called "How Much Does it Cost?", which ran throughout 2004, is a good example of our efforts.

A further important action taken in 2004 was the migration of the branch networks of Banerj, Banestado, Beg and Bemge banks to the Itaú banner. Between December 2003 and November 2004, 460 service locations were converted to the Itaú banner, with no adverse effects on the service quality. This is a cost saving effort, inasmuch as data processing activities become more integrated and service locations are optimized.

Actions taken in 2004 are in addition to other efforts that are already an integral part of the Itaú management model, such as the Process and Costs Streamlining Committee (CRPC), which since 1995 monitors the performance of Administrative and Tax Expenses except for ISS, PIS and COFINS and develops plans aimed at cutting costs.

Administrative and Tax Expenses except for ISS, PIS and COFINS

R$ Million

	2004	2003	Variation 2004 - 2003	%
Personnel Expenses	**3,320**	**3,174**	**145**	**4.6%**
Remuneration	1,881	1,678	203	12.1%
Charges	583	517	66	12.7%
Social Benefits	477	439	38	8.7%
Training	48	44	4	8.8%
Employee Resignation and Labor Claims	305	440	(135)	-30.6%
Single Bonus	25	56	(30)	-54.7%
Other Administrative Expenses	**4,289**	**4,120**	**170**	**4.1%**
Data Processing and Telecommunication	1,077	1,049	28	2.7%
Depreciation and Amortization	604	603	1	0.1%
Premises	553	528	26	4.9%
Third-Party Services	660	576	84	14.5%
Financial System Service	323	305	19	6.1%
Advertising, Promotions and Publications	305	288	17	5.8%
Transportation	185	190	(5)	-2.6%
Materials	143	145	(2)	-1.2%
Security	128	126	2	1.3%
Legal and Judicial Suit	65	57	9	15.2%
Other	246	253	(8)	-3.1%
Other Operating Expenses	**1,164**	**1,272**	**(108)**	**-8.5%**
Provision for Contingencies	534	621	(87)	-14.0%
Sales - Credit Cards	211	164	47	28.6%
Claims	83	106	(23)	-21.6%
Charges on Taxes	37	44	(7)	-16.5%
Net Exchange Variation on Assets and Liabilities of Companies Overseas	-	67	(67)	-100.0%
Others	300	272	29	10.6%
Tax Expenses	**242**	**205**	**37**	**18.2%**
CPMF	168	142	27	18.7%
Other Taxes	73	63	11	17.0%
Total Administrative and Tax Expenses except for ISS, PIS and COFINS	**9,015**	**8,771**	**244**	**2.8%**
Increase in Credicard Participation	(48)			
Increase in Orbitall Participation	(38)			
Taií	(25)			
Additional depreciation (fixed assets with residual value under R$ 3.000,00)	(47)			
Total Adjusted Administrative and Tax Expenses except for ISS, PIS and COFINS	**8,858**	**8,771**	**87**	**1.0%**

Analysis of the Consolidated Net Income

Efficiency Ratio



Network Evolution (*)



(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. Not includes Taií.

The efficiency ratio was 45.9% in the fourth quarter of 2004, 6.6 p.p. below the previous quarter. It should be pointed out that such an excellent index is not expected to recur in the next few quarters, because of the fortuitous nature of events mentioned elsewhere in this report that had positive impacts on the financial margin and the banking service fees in the quarter. In the absence of such events, the ratio would have been 50.9%.

Customer service locations comprised 24,220 units in December 2004, compared to 23,760 in September. The growth is due to Itaú's focus on expanding its ATM network, which increased by 447 units in the quarter.

During the fourth quarter, 52 new branches were opened, while 36 were closed down, mainly on account of the completion of the conversion of Banerj bank to the Itaú banner, in addition to the opening of the first Itaú branch in Japan.

At the end of 2004, the finance company Taií had 29 customer service locations, comprising 5 stores, 14 corners

Internet Banking Clients

(In million)



and 10 annexes in the Greater São Paulo and Greater Rio de Janeiro regions.

Volume of Self-Service Transactions

(Quantity in million)

	ATM			Home & Office Banking						
Period	Usual Transaction	Warning (**)	Automated Programmed Debit	Itaufone	Bankfone	PC Banking	Internet	Itaufax	Purchase Using Debit Card	Total
2002	**946**	**192**	**284**	**135**	**40**	**38**	**306**	**11**	**89**	**2,043**
1st Q./02	224	27	69	33	10	13	59	3	19	457
2nd Q./02	225	46	70	38	10	11	71	3	20	494
3rd Q./02	243	48	72	31	10	9	84	3	23	524
4th Q./02	254	71	73	33	10	6	92	2	27	569
2003	**1,033**	**586**	**302**	**145**	**41**	**13**	**427**	**10**	**121**	**2,677**
1st Q./03	260	67	75	37	10	5	95	2	26	576
2nd Q./03	248	117	76	36	10	4	99	2	28	621
3rd Q./03	254	151	75	36	11	3	111	2	30	675
4th Q./03	271	251	76	36	10	1	121	2	36	805
2004	**1,074**	**692**	**322**	**129**	**36**	**0**	**525**	**8**	**158**	**2,943**
1st Q./04	263	237	77	33	9	0	127	2	34	783
2nd Q./04	258	139	78	32	8	0	130	2	37	686
3rd Q./04	272	152	81	32	9	0	130	2	40	719
4th Q./04	280	163	85	32	9	-	137	2	47	754

(*) Transaction through warning screen on ATM.

(1) Partial Efficiency Ratio =

$$\frac{\text{(Personnel Expenses + Other Administrative Expenses)}}{\text{(Net Interest Income + Credits Recoveries and Renegociated + Banking Service Fees + Partial Result of Insurance, Capitalization and Pension Plans + Other Operating Income - Other Operating Expenses)}}$$

(2) Total Efficiency Ratio =

$$\frac{\text{(Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses except PIS/COFINS/ISS)}}{\text{(Net Interest Income + Banking Service Fees + Partial Result of Insurance, Capitalization and Pension Plans + Other Operating Income - Tax Expenses of PIS/COFINS/ISS)}}$$

Analysis of the Consolidated Performance

Efficiency Ratio

In 2005, Itaú will keep its focus on cost management as one of the main elements of its work. The objective is to expand operational efficiency in such a way as to permit the expansion of the new business areas (Taií and CBD), taking advantage of the productivity gains achieved in traditional operational areas. It is, accordingly, of fundamental importance to assess and control costs in the broadest way possible, from the perspective not only of Personnel expenses and Other Administrative Expenses, but all of the expenses under its management. Itaú will therefore start disclosing an analysis and an assessment of its performance in relation to cost management, also taking into consideration Other Operating Expenses and Tax Expenses relating to CPMF and other taxes.

The change introduced by the Bank in the methodology for calculating the Efficiency Ratio is in line with this new perspective, and it will make it possible to assess the institution's overall performance.

Accordingly, as from this quarter, we shall be disclosing the Total Efficiency Ratio on a regular basis, with a comparison of the expenses not derived from interest and the sum of the financial margin with the operating revenues.The Administrative and Tax Expenses, except

for ISS, PIS and COFINS, are made up of personnel expenses, other administrative expenses, other operating expenses , and the part of tax expenses associated with CPMF, IPTU and others. The Extraordinary Result (in particular the amortization of goodwill) does not enter into operating expenses. On the other hand, the operating revenues are made up of service fee revenues, of the result from insurance, pension plan and capitalization operations, of other operating revenues, and of the portion of tax expenses associated with financial intermediation revenues, that is, the expenses for PIS, Cofins and the provision of services (ISS).

To permit a comparison with past performance, we shall be disclosing the Partial Efficiency Ratio, which corresponds to the previously adopted calculation methodology.

Accordingly, the Total Efficiency Ratio reached 45.9% in the last quarter of 2004, showing a positive change in relation to the 52.5% of the previous quarter. On the other hand, the Total Efficiency ratio reached 37.9%, compared to 43.1% achieved in the previous quarter, as shown in the table below.

Efficiency Ratio

R$ Million

	Total Efficiency Ratio				Partial Efficiency Ratio			
	4th Q./04	3rd Q./04	2004	2003	4th Q./04	3rd Q./04	2004	2003
Administrative and Tax Expenses except for ISS, PIS and COFINS								
Personnel Expenses	910	845	3,320	3,174	910	845	3,320	3,174
Other Administrative Expenses	1,218	1,041	4,289	4,120	1,218	1,041	4,289	4,120
Other Operating Expenses	276	220	1,164	1,272	-	-	-	-
Tax Expenses for CPMF and Other Taxes	75	55	242	204	-	-	-	-
TOTAL (A)	**2,480**	**2,160**	**9,015**	**8,770**	**2,128**	**1,886**	**7,609**	**7,294**
Net Interest Margin + Operating Income								
Net Interest Margin	3,624	2,673	11,127	10,861	3,624	2,673	11,127	10,861
Recovery of credits written off as loss	-	-	-	-	167	165	654	569
Service fees	1,799	1,508	6,165	5,121	1,799	1,508	6,165	5,121
Partial Result from Insurance, Pension Plans and Capitalization	190	193	781	747	190	193	781	747
Tax Expenses for ISS, PIS and COFINS	(320)	(320)	(1,183)	(914)	-	-	-	-
Other Operating Income	107	62	315	282	107	62	315	282
Other Operating Expenses					(276)	(220)	(1,164)	(1,272)
TOTAL (B)	**5,401**	**4,116**	**17,205**	**16,097**	**5,612**	**4,381**	**17,879**	**16,308**
EFFICIENCY RATIO (A /B)	**45.9%**	**52.5%**	**52.4%**	**54.5%**	**37.9%**	**43.1%**	**42.6%**	**44.7%**

Analysis of the Consolidated Balance Sheet

Tax Expenses for ISS, PIS and COFINS

Tax expenses for ISS, PIS and COFINS remained stable at R$320 million, when comparing the fourth quarter of 2004 with the previous quarter. Expenses for ISS grew 14.4% in the period, because of the increase in business, which was fully offset by the reduction in expenses for PIS and COFINS.

R$ Million

	4th Q./04	3rd Q./04	Variation	%
PIS/COFINS	265	272	(7)	-2.7%
ISS	55	48	7	14.4%
Total	**320**	**320**	**(0)**	**-0.1%**

Equity in the Earnings of Associated Companies

During the fourth quarter of 2004, equity in the earnings of associated companies was positively impacted by the performance of Banco BPI S.A. and the variation of the real against the euro (1.7% depreciation in the fourth quarter against a 6.3% appreciation in the previous quarter).

R$ Million

Equity in income of affiliates	4th Q./04	3rd Q./04	Variation
Share of equity in affiliates – domestic	**4**	**2**	**2**
Equity in income of affiliates	4	2	2
Share of equity in affiliates - foreign	**40**	**(59)**	**99**
Foreing exchange variation on investments	14	(45)	59
Equity in income of affiliates	27	(14)	40
Total	**44**	**(57)**	**102**

Non-operating Result

The non-operating result showed a positive change of R$35 million between the quarters. Basically, in the fourth quarter of 2004, there was a revision of the criteria for setting up provisions for the impairment of assets not in use, because of changes in market conditions; as a consequence, there was a reversal of part of the provisions previously set up.

Income Tax and Social Contribution

For the fourth quarter of 2004, Income Tax (IR) and Social Contribution on Net Income (CSLL) expenses posted by the bank totaled R$779 million, an 89.1% increase from the previous quarter, largely due to the increased results before taxes on net income and profit sharing. We should point out that the tax effect of nonrecurring income items amounted to an IR and CSLL expense of R$250 million in the fourth quarter. Such growth was partly offset by the deduction of R$175 million of Interest on Own Capital during the quarter.

One of the items addressed by Itaú management is the level of tax credits to net equity. Accordingly, subsequent to the acquisition of Banestado, a management process was implemented aiming at reducing this ratio. The historic performance of this ratio since December 2000 is shown below.

Tax Credits x Stockholders' Equity (%)



Extraordinary Result

In the fourth quarter of 2004, the effects of the full amortization of goodwill paid on the increase in shareholding in Credicard, the acquisition of 100% of the stock capital of Orbitall and the acquisition of Banco Intercap's sales promotion company were recorded in extraordinary result, totaling R$794 million. This amount reflects the tax effects of these transactions, in this case limited to Social Contribution on Net Income.



Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Allocated Capital

The pro forma financial statements were adjusted to account for the effects of the capital allocation based on a proprietary model which considers the credit, market and operating risks, as well as the regulatory framework and the level of capital expenditures.

This enabled the computation of the Return on Allocated Capital, which corresponds to a performance measure consistently adjusted to the capital required to support the risk from the asset positions assumed.

The adjustments made to the balance sheet and income statement for the year are based on management information provided by the business units.

The "Corporation" column shows results associated with excess capital and subordinated debt, as well as the equity in the earnings of subsidiary and associated companies not related to the individual segments.

The column also includes Minority Interest in income from subsidiary companies and Extraordinary Items.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to each segment in proportion to Tier I capital levels, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate revenues arising from allocated capital. Finally, the costs of subordinated debt and related remuneration at market prices were proportionally allocated to the segments, in accordance with Tier I allocated capital.

The schedule below describes the changes made to the financial statements to reflect the impacts of the allocation of regulatory capital.

Adjustments to the Financial Statements


Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjusts in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt by funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary model, as well as its revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Net Income
Allocated Tier I Capital

Pro Forma Financial Statements

The following tables are based on the pro forma financial statements of Banco Itaú and Banco Itaú BBA, using internally generated information, in such a way as to reflect the management activity of the business units.

On December 31, 2004

R$ Million

ASSETS	Banco Itaú Holding			
	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated
Current and Long-Term Assets	**107,711**	**34,412**	**5,826**	**127,220**
Cash and Cash Equivalents	1,809	115	0	1,930
Short-term Interbank Deposits	28,022	8,409	150	19,747
Money Market	9,471	3,301	-	-
Interbank Deposits	18,551	5,108	150	19,747
Securities	18,303	7,646	5,182	29,176
Interbank and Interbranch Accounts	10,761	129	0	10,878
Loan Operations	26,935	17,418	-	44,354
Other Assets	21,881	694	494	21,135
Permanent Assets	**2,272**	**76**	**771**	**3,119**
TOTAL ASSETS	**109,983**	**34,488**	**6,597**	**130,339**

R$ Million

LIABILITIES	Banco Itaú Holding			
	Banco Itaú	Banco Itaú-BBA	Corporation	Consolidated
Current and Long-Term Liabilities	**102,103**	**31,283**	**2,470**	**115,127**
Deposits	41,703	15,093	-	42,030
Demand Deposits	3,301	9,471	-	-
Savings Accounts	38,401	5,622	-	42,030
Securities Repurchase Agreements	15,655	2,510	-	16,098
Funds from Acceptances and Issue of Securities	3,558	838	-	3,431
Interbank and Interbranch Accounts	885	205	-	1,078
Borrowings	2,328	8,190	-	10,518
Derivative Financial Instruments	908	1,150	1	1,173
Other Liabilities	26,043	3,298	2,469	29,775
Technical Provisions	11,023	-	-	11,023
Deferred Income	**36**	**11**	**-**	**47**
Minority Interest in Subsidiaries	**–**	**–**	**1,193**	**1,193**
Allocated Capital Level I	**7,843**	**3,194**	**2,934**	**13,971**
TOTAL LIABILITIES	**109,983**	**34,488**	**6,597**	**130,339**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement

R$ Million

4th Quarter/04	Banco Itaú Holding			
	Banco Itaú	Banco Itaú BBA	Corporation	Consolidated
NET INTEREST MARGIN	**2,972**	**464**	**188**	**3,624**
Result from Loan Losses	**(298)**	**31**	**-**	**(267)**
Provision for Loan and Lease Losses	(461)	27	-	(434)
Credits Recoveries and Renegotiated	163	4	-	167
NET INCOME FROM FINANCIAL OPERATIONS	**2,675**	**495**	**188**	**3,358**
OTHER OPERATING INCOME (EXPENSES)	**(572)**	**(89)**	**2**	**(659)**
Banking Service Fees	1,717	84	(1)	1,799
Partial Result of Insurance, Capitalization and Pension Plans	190	-	-	190
Administrative and Tax Expenses (Except for ISS, PIS and COFINS)	(2,318)	(159)	(5)	(2,480)
Taxes Expenses for ISS, PIS and COFINS	(258)	(30)	(37)	(320)
Equity in the Earnings of Associated Companies	-	-	44	44
Other Operating Income	97	16	0	107
OPERATING INCOME	**2,103**	**406**	**189**	**2,699**
Non-Operating Income	27	1	0	27
INCOME BEFORE TAX	**2,129**	**407**	**189**	**2,726**
Income Tax and Social Contribution	**(621)**	**(151)**	**(7)**	**(779)**
Extraordinary Results	**-**	**-**	**(794)**	**(794)**
Profit Sharing	**(72)**	**(14)**	**(1)**	**(87)**
Minority Interests	**-**	**-**	**(36)**	**(36)**
NET INCOME	**1,437**	**242**	**(648)**	**1,030**
(ROE) - Return over Level I Allocated Capital	**96.0%**	**33.9%**	**-63.2%**	**32.9%**
Efficiency Ratio	**48.8%**	**33.4%**	**3.4%**	**45.9%**

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements

On September30, 2004

R$ Million

ASSETS	Banco Itaú Holding			Consolidated
	Banco Itaú	Banco Itaú-BBA	Corporation	
Current and Long-Term Assets	**113,417**	**37,851**	**4,999**	**135,455**
Cash and Cash Equivalents	1,830	96	0	1,926
Short-term Interbank Deposits	32,622	9,197	150	25,397
Money Market	9,774	2,518	-	-
Interbank Deposits	22,848	6,679	150	25,397
Securities	17,592	8,032	4,702	28,258
Interbank and Interbranch Accounts	11,196	78	0	11,263
Loan Operations	23,325	18,459	-	41,783
Other Assets	26,852	1,989	148	26,828
Permanent Assets	**2,243**	**74**	**747**	**3,065**
TOTAL ASSETS	**115,660**	**37,925**	**5,747**	**138,520**

R$ Million

LIABILITIES	Banco Itaú Holding			Consolidated
	Banco Itaú	Banco Itaú-BBA	Corporation	
Current and Long-Term Liabilities	**107,899**	**34,667**	**2,133**	**123,888**
Deposits	36,527	16,030	-	37,590
Demand Deposits	2,518	9,774	-	-
Savings Accounts	34,009	6,256	-	37,590
Securities Repurchase Agreements	21,417	2,126	-	21,929
Funds from Acceptances and Issue of Securities	4,310	882	-	4,268
Interbank and Interbranch Accounts	2,222	265	-	2,476
Borrowings	2,203	9,066	-	11,269
Derivative Financial Instruments	757	747	1	786
Other Liabilities	30,416	5,551	2,132	35,522
Technical Provisions	10,048	-	-	10,048
Deferred Income	**45**	**12**	**-**	**57**
Minority Interest in Subsidiaries	**-**	**-**	**1,104**	**1,104**
Allocated Capital Level I	**7,716**	**3,245**	**2,510**	**13,471**
TOTAL LIABILITIES	**115,660**	**37,925**	**5,747**	**138,520**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement

R$ Million

3rd Quarter/04	Banco Itaú Holding			Consolidated
	Banco Itaú	Banco Itaú BBA	Corporation	
NET INTEREST MARGIN	**2,078**	**391**	**205**	**2,673**
Result from Loan Losses	**(268)**	**27**	**–**	**(241)**
Provision for Loan and Lease Losses	(422)	20	-	(402)
Credits Recoveries and Renegotiated	154	7	-	161
NET INCOME FROM FINANCIAL OPERATIONS	**1,810**	**418**	**205**	**2,433**
OTHER OPERATING INCOME (EXPENSES)	**(659)**	**(52)**	**(63)**	**(775)**
Banking Service Fees	1,426	83	(1)	1,508
Partial Result of Insurance, Capitalization and Pension Plans	193	-	-	193
Administrative and Tax Expenses (Except for ISS, PIS and COFINS)	(2,033)	(133)	5	(2,160)
Taxes Expenses for ISS, PIS and COFINS	(264)	(29)	(28)	(320)
Equity in the Earnings of Associated Companies	-	-	(57)	(57)
Other Operating Income	19	26	18	62
OPERATING INCOME	**1,151**	**366**	**141**	**1,658**
Non-Operating Income	(11)	1	2	(8)
INCOME BEFORE TAX	**1,140**	**367**	**143**	**1,650**
Income Tax and Social Contribution	**(237)**	**(147)**	**(27)**	**(412)**
Extraordinary Results	**-**	**–**	**(305)**	**(305)**
Profit Sharing	**(66)**	**(24)**	**(1)**	**(90)**
Minority Interests	**-**	**–**	**77**	**77**
NET INCOME	**837**	**196**	**(113)**	**920**
(ROE) - Return over Level I Allocated Capital	**51.0%**	**26.4%**	**-16.8%**	**30.3%**
Efficiency Ratio	**58.7%**	**28.2%**	**-0.2%**	**52.5%**

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements

Financial Statements per Segment

The balance sheets and income statements of the Banking, Credit Cards and Insurance, Private Pension and Capitalization segments of Banco Itaú shown below were adjusted to reflect the impacts of the capital allocation to the individual segments (pro forma).

On December 31, 2004

R$ Milliion

ASSETS	Banco Itaú			
	Banking	Credit Cards	Insurance	Consolidated
Current and Long-Term Assets	**90,156**	**6,980**	**13,265**	**107,711**
Cash and Cash Equivalents	1,776	29	31	1,809
Short-term Interbank Deposits	28,926	433	625	28,022
Securities	6,010	786	11,143	18,303
Interbank and Interbranch Accounts	10,761	-	-	10,761
Loan Operations	22,208	4,753	-	26,935
Other Assets	20,475	980	1,466	21,881
Permanent Assets	**1,756**	**180**	**223**	**2,272**
TOTAL ASSETS	**91,911**	**7,160**	**13,488**	**109,983**

R$ Milliion

LIABILITIES	Banco Itaú			
	Banking	Credit Cards	Insurance	Consolidated
Current and Long-Term Liabilities	**85,208**	**6,393**	**12,299**	**102,103**
Deposits	41,901	-	-	41,703
Securities Repurchase Agreements	15,667	9	-	15,655
Funds from Acceptances and Issue of Securities	3,558	-	-	3,558
Interbank and Interbranch Accounts	885	-	-	885
Borrowings	2,183	161	-	2,328
Derivative Financial Instruments	894	-	3	908
Other Liabilities	20,119	6,223	1,273	26,043
Technical Provisions	-	-	11,023	11,023
Deferred Income	**71**	**-**	**0**	**36**
Allocated Capital Level I	**6,633**	**767**	**1,189**	**7,843**
TOTAL LIABILITIES	**91,911**	**7,160**	**13,488**	**109,983**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement

R$ Million

4th Quarter/04	Banco Itaú				
	Banking	Credit Cards	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	Consolidated
NET INTEREST MARGIN	**2,442**	**415**	**115**	**–**	**2,972**
Result from Loan Losses	**(230)**	**(68)**	**-**	**-**	**(298)**
Provision for Loan and Lease Losses	(360)	(101)	-	-	(461)
Credits Recoveries and Renegotiated	130	33	-	-	163
NET INCOME FROM FINANCIAL OPERATIONS	**2,212**	**348**	**115**	**–**	**2,675**
OTHER OPERATING INCOME (EXPENSES)	**(539)**	**(111)**	**9**	**70**	**(572)**
Banking Service Fees	945	373	34	364	1,717
Transfer to Banking	178	-	-	(178)	-
Partial Result of Insurance, Capitalization and Pension Plans	23	-	168	-	190
Administrative and Tax Expenses (Except for ISS, PIS and COFINS)	(1,595)	(460)	(169)	(99)	(2,323)
Taxes Expenses for ISS, PIS and COFINS	(164)	(48)	(23)	(18)	(253)
Other Operating Income	74	23	-	-	97
OPERATING INCOME	**1,673**	**236**	**124**	**70**	**2,103**
Non-Operating Income	20	1	5	-	27
INCOME BEFORE TAX	**1,693**	**237**	**129**	**70**	**2,129**
Income Tax and Social Contribution	**(517)**	**(58)**	**(23)**	**(24)**	**(621)**
Profit Sharing	**(54)**	**(5)**	**(6)**	**(7)**	**(72)**
NET INCOME	**1,123**	**175**	**101**	**38**	**1,437**
(ROE) - Return over Level I Allocated Capital	**86.9%**	**127.3%**	**38.5%**		**96.0%**
Efficiency Ratio	**45.6%**	**60.2%**	**57.7%**		**48.8%**

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Results per Segment

On September 30, 2004

R$ Million

ASSETS	Banco Itaú			
	Banking	**Credit Cards**	**Insurance**	**Consolidated**
Current and Long-Term Assets	**98,530**	**4,410**	**12,036**	**113,417**
Cash and Cash Equivalents	1,812	20	29	1,830
Short-term Interbank Deposits	32,685	351	829	32,622
Securities	7,000	173	9,797	17,592
Interbank and Interbranch Accounts	11,196	-	-	11,196
Loan Operations	20,298	3,151	-	23,325
Other Assets	25,540	714	1,381	26,852
Permanent Assets	**1,804**	**108**	**227**	**2,243**
TOTAL ASSETS	**100,334**	**4,518**	**12,263**	**115,660**

R$ Million

LIABILITIES	Banco Itaú			
	Banking	**Credit Cards**	**Insurance**	**Consolidated**
Current and Long-Term Liabilities	**93,763**	**4,011**	**11,079**	**107,899**
Deposits	36,899	-	-	36,527
Securities Repurchase Agreements	21,435	-	-	21,417
Funds from Acceptances and Issue of Securities	4,310	-	-	4,310
Interbank and Interbranch Accounts	2,222	-	-	2,222
Borrowings	2,057	161	-	2,203
Derivative Financial Instruments	756	-	0	757
Other Liabilities	26,084	3,850	1,031	30,416
Technical Provisions	-	-	10,048	10,048
Deferred Income	**79**	**-**	**0**	**45**
Allocated Capital Level I	**6,492**	**507**	**1,184**	**7,716**
TOTAL LIABILITIES	**100,334**	**4,518**	**12,263**	**115,660**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement

R$ Million

3rd Quarter/04	Banco Itaú				
	Banking	**Credit Cards**	**Insurance, Capitalization and Pension Plans**	**Portfolio under management and Mutual Funds**	**Consolidated**
NET INTEREST MARGIN	**1,651**	**312**	**115**	**–**	**2,078**
Result from Loan Losses	**(235)**	**(33)**	**-**	**-**	**(268)**
Provision for Loan and Lease Losses	(353)	(69)	-	-	(422)
Credits Recoveries and Renegotiated	118	36	-	-	154
NET INCOME FROM FINANCIAL OPERATIONS	**1,416**	**279**	**115**	**–**	**1,810**
OTHER OPERATING INCOME (EXPENSES)	**(649)**	**(101)**	**34**	**57**	**(659)**
Banking Service Fees	771	283	32	339	1,426
Transfer to Banking	174	-	-	(174)	-
Partial Result of Insurance, Capitalization and Pension Plans	22	-	170	-	193
Administrative and Tax Expenses (Except for ISS, PIS and COFINS)	(1,444)	(352)	(146)	(90)	(2,032)
Taxes Expenses for ISS, PIS and COFINS	(185)	(40)	(22)	(17)	(264)
Other Operating Income	12	7	-	-	19
OPERATING INCOME	**767**	**178**	**149**	**57**	**1,151**
Non-Operating Income	(15)	1	3	-	(11)
INCOME BEFORE TAX	**753**	**179**	**152**	**57**	**1,140**
Income Tax and Social Contribution	**(125)**	**(54)**	**(39)**	**(19)**	**(237)**
Profit Sharing	**(55)**	**(3)**	**(0)**	**(8)**	**(66)**
NET INCOME	**573**	**122**	**113**	**30**	**837**
(ROE) - Return over Level I Allocated Capital	**40.3%**	**137.2%**	**43.8%**		**51.0%**
Efficiency Ratio	**59.0%**	**62.5%**	**49.5%**		**58.9%**

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Banco Itaú - Banking

The income statement of the Banking segment of Banco Itaú, shown below, is based on the pro forma financial statements of Banco Itaú.

R$ Million

Banco Itaú - Banking	4th Q./04	Nonrecurring Itens	4th Q./04 Adjusted	3rd.Q./04	Variation
NET INTEREST MARGIN	**2,442**	**612**	**1,830**	**1,651**	**179**
Result from Loan Losses	**(230)**	**-**	**(230)**	**(235)**	**5**
Provision for Loan and Lease Losses	(360)	-	(360)	(353)	(7)
Credits Recoveries and Renegotiated	130	-	130	118	12
NET INCOME FROM FINANCIAL OPERATIONS	**2,212**	**612**	**1,600**	**1,416**	**184**
OTHER OPERATING INCOME (EXPENSES)	**(539)**	**124**	**(664)**	**(649)**	**(15)**
Banking Service Fees	1,123	124	999	946	53
Partial Result of Insurance, Capitalization and Pension Plans	23	-	23	22	0
Administrative and Tax Expenses (Except for ISS, PIS and COFINS)	(1,595)	-	(1,595)	(1,444)	(151)
Taxes Expenses for ISS, PIS and COFINS	(164)	-	(164)	(185)	21
Other Operating Income	74	-	74	12	62
OPERATING INCOME	**1,673**	**736**	**936**	**767**	**169**
Non-Operating Income	20	-	20	(15)	35
INCOME BEFORE TAX	**1,693**	**736**	**957**	**753**	**204**
Income Tax and Social Contribution	**(517)**	**(250)**	**(266)**	**(125)**	**(141)**
Profit Sharing	**(54)**	**-**	**(54)**	**(55)**	**1**
NET INCOME	**1,123**	**486**	**637**	**573**	**64**

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The net income of the Banking segment of Banco Itaú reached R$1,123 million in the fourth quarter of 2004, representing a 96.0% increase compared to the prior quarter. However, when the extraordinary items mentioned above are excluded, the net income amounts to R$637 million, a figure which more adequately reflects the segment's recurring operations. On an annualized basis, the underlying return on allocated capital totals 44.3%.

The analysis that follows compares the fourth quarter adjusted net income figures (excluding nonrecurring items) with the third quarter of 2004, since the impacts of nonrecurring items are presented and discussed elsewhere in this report (see item The Fourth Quarter of 2004).

During the fourth quarter, the Banking segment financial margin performance was positive, achieving a margin of R$1,830 million, a 10.8% increase from the previous quarter. This financial margin performance was driven by Itaú's strategic focus on credit transactions to micro, small and mid-size companies. The loan portfolio balance amounted to R$22,208 million (net of allowance for loan losses) at the end of the period, growing by 9.4% from the previous quarter.

Service revenues were primarily impacted by the increase in both the customer base and number of transactions in the last quarter of 2004.

The Banking segment administrative and tax expenses except for ISS, PIS and COFINS grew due to salary increases implemented under the September 2004 collective salary agreement, introducing an average 9.7% increase in the payroll, as well as Itaú's strategic focus on new loan transactions (new customers who do not hold a current account with the bank).

The positive change in Other Operating Income/ Expenses is basically attributable to the reduced provisions for civil claims in the fourth quarter of 2004.

Non-operating results improved because of the revised criteria for setting up provisions for depreciation of assets not in use, due to changes in market conditions.

Finally, net Income Tax (IR) and Social Contribution of Net Income (CSLL) expenses expanded chiefly due to increased results before income tax and profit sharing.

Banco Itaú - Banking

The loan portfolio performance again made a significant contribution to the fourth quarter 2004 results. The charts below depict the evolution of the loan portfolio of the Banking segment of Banco Itaú per type of customer. Noteworthy is the robust growth in the micro, small and mid-size company portfolio.

Credit Operations - Personal Credits(*)

R$ Million



Credit Portfolio
Quarterly growth of credit portfolio

(*) The amounts at Dec/2003 were adjusted to exclude the loan granted on 12/18/03 to the civil servants of the State of Rio de Janeiro in the amount of R$ 520 million, which was totally settled on 01/05/04.
Endorsements and sureties included.

Credit Operations - Small and Medium-Sized Companies (*)

R$ Million



Credit Portfolio
Quarterly growth of credit portfolio

(*) Endorsements and sureties included

Credit Operations - Vehicles

R$ Million



Credit Portfolio
Quarterly growth of credit portfolio

Credit Cards

The pro-forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Card area.

R$ Million

4th Quarter of 2004	Itaucard	Credicard	Redecard	Orbitall	Consolidated
Net Interest Margin	**219**	**173**	**23**	**1**	**415**
Result from Loan Losses	**(36)**	**(32)**	**-**	**-**	**(68)**
Provision for Loan and Lease Losses	(56)	(44)	-	-	(101)
Credits Recoveries and Renegotiated	21	12	-	-	33
Net Income from Financial Operations	**184**	**141**	**23**	**1**	**348**
Other Operating Income / Expenses	**(6)**	**(96)**	**3**	**9**	**(111)**
Service Fees	187	90	11	119	373
Administrative and Tax Expenses (except for ISS, PIS and COFINS)	(196)	(163)	(6)	(91)	(460)
Tax Expenses for ISS, PIS and COFINS	(11)	(24)	(1)	(14)	(48)
Other Operating Income	14	(0)	(0)	(4)	23
Operating Income	**178**	**44**	**26**	**10**	**236**
Non-Operating Income	(0)	(0)	-	1	1
Income Before Tax	**177**	**44**	**26**	**11**	**237**
Income Tax and Social Contribution	(55)	(14)	(9)	(4)	(58)
Profit Sharing	2	(1)	-	(3)	(5)
Net Income	**124**	**29**	**17**	**4**	**175**

R$ Million

3rd Quarter of 2004	Itaucard	Credicard	Redecard	Orbitall	Consolidated
Net Interest Margin	**175**	**117**	**17**	**2**	**312**
Result from Loan Losses	**(15)**	**(17)**	**-**	**-**	**(33)**
Provision for Loan and Lease Losses	(43)	(26)	-	-	(69)
Credits Recoveries and Renegotiated	28	9	-	-	36
Net Income from Financial Operations	**160**	**100**	**17**	**2**	**279**
Other Operating Income / Expenses	**(32)**	**(72)**	**0**	**8**	**(101)**
Service Fees	162	76	9	76	283
Administrative and Tax Expenses (except for ISS, PIS and COFINS)	(203)	(121)	(7)	(64)	(352)
Tax Expenses for ISS, PIS and COFINS	(12)	(23)	(2)	(7)	(40)
Other Operating Income	21	(4)	-	3	7
Operating Income	**129**	**28**	**17**	**10**	**178**
Non-Operating Income	0	1	0	0	1
Income Before Tax	**129**	**29**	**17**	**10**	**179**
Income Tax and Social Contribution	(42)	(9)	(6)	(4)	(53)
Profit Sharing	-	(1)	(0)	(2)	(3)
Net Income	**87**	**19**	**11**	**5**	**122**

NB: The consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the consolidated level. The companies are consolidated in proportion to the investment held by Itaú.

Administrative and Tax Expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Net income from credit card transactions reached R$175 million in the fourth quarter of 2004, a 43.0% increase when compared with the previous quarter.

The increase in the share of ownership in Credicard and in Orbitall during the fourth quarter of 2004 contributed with R$9 million to the formation of this income.

Credit Cards

The change shown in the financial margin is mainly due to the larger volume of financing of cardholders. The larger volume of sales, due to seasonal factors, had an impact on the allowance for loan losses, creating a greater expense to set up allowances.

In the fourth quarter, on account of the larger volume of transactions that occurs at the end of the year, when compared with the previous quarter, there was greater service income, notably from interchange.

Administrative and tax expenses, except ISS, PIS and COFINS, showed an increase of R$108 million, also because of the larger volume of transactions.

The card base itself increased from 6,639 thousand, in September 2004, to 7,085 thousand in December 2004, representing growth of 6.7% in the fourth quarter of 2004.Taking into consideration Itaú's participating interest in Credicard, the card base reached 10,680 thousand cards, showing noteworthy growth of 17.7%. The increased investment in Credicard contributed roughly 1,200 thousand cards towards this growth, and R$799 million toward the growth of the loan portfolio of this product.

The volume of transactions in the same period totaled R$6.4 billion, growing 36.0% in relation to the previous quarter; the market share was 21.2%.

Volume of Transactions

R$ Million



We show below the changes in the loan portfolio associated with Banco Itaú's credit card operations. The growth seen in the last few quarters is consistent with our credit expansion policy.

Quantity of Credit Cards

(in thousand)



After the increase of its participating interest in Credicard, Itaú consolidated its leadership of the credit card market in Brazil and now holds a 20.3% market share.

Market Share



Credit Operations - Credit Cards (*)

R$ million



(*) In Dec/04, the R$799 million increase in the participating interest in Credicard is included.

Credit Cards

As in the last few quarters, Itaucard's average sale amount has continued to show growth, reaching the amount of R$77.90 in the fourth quarter of 2004, with an increase of 7.9% in relation to the previous quarter.

Average Sale Ticket (*)



In R$
67.00
67.60
68.20
72.60
69.90
71.30
72.20
77.90
1st Q./03
2nd Q./03
3rd Q./03
4th Q./03
1st Q./04
2nd Q./04
3rd Q./04
4th Q./04

(*) Does not include Credicard.

In December 2004, Itaucard had a level of active accounts (accounts that are billed) of 81.6%, of which 80.6% carried out transactions in the last month. The average turnover in the quarter was R$1,201.85 per account.

We show below the composition of the card base by brand.

Quantity of Credit Cards by Brand - Dec 31, 04 (*)



Diners
1.3%
Visa
32.0%
Mastercard
66.7%

(*) Does not include Credicard.

Itaú increased its shareholding interest in Credicard in this period and consolidated the leadership position in the Brazilian credit card market. We set out below the income statements that reflect this effect.

R$ Million

CREDICARD	4th Q./04	Effect 33,3% to 50%	4th Q./04 considering 33,3 %	3rd Q./04	Variation
Net Interest Margin	**173**	**44**	**129**	**117**	**12**
Result from Loan Losses	**(32)**	**(8)**	**(24)**	**(17)**	**(7)**
Provision for Loan and Lease Losses	(44)	(11)	(33)	(26)	(7)
Credits Recoveries and Renegotiated	12	3	9	9	0
Net Income from Financial Operations	**141**	**36**	**105**	**100**	**5**
Other Operating Income / Expenses	**(96)**	**(22)**	**(74)**	**(72)**	**(3)**
Service Fees	90	31	60	76	(16)
Administrative and Tax Expenses (except for ISS, PIS and COFINS)	(163)	(49)	(114)	(121)	7
Tax Expenses for ISS, PIS and COFINS	(24)	(4)	(20)	(23)	3
Other Operating Income	(0)	0	(0)	(4)	3
Operating Income	**44**	**14**	**31**	**28**	**2**
Non-Operating Income	(0)	(0)	(0)	1	(1)
Income Before Tax	**44**	**14**	**31**	**29**	**1**
Income Tax and Social Contribution	(14)	(4)	(9)	(9)	0
Profit Sharing	(1)	(0)	(1)	(1)	(0)
Net Income	**29**	**9**	**20**	**19**	**2**

Administrative and Tax Expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

This page was intentionally left blank.

Insurance, Pension Plan and Capitalization

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the insurance businesses.

On December 31, 2004

R$ Million

ASSETS	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Current and Long-Term Assets	**2,269**	**9,839**	**1,232**	**13,265**
Cash and Cash Equivalents	22	9	0	31
Securities	1,099	9,533	1,217	11,768
Other Assets	1,148	297	15	1,466
Permanent Assets	**172**	**5**	**53**	**223**
TOTAL ASSETS	**2,441**	**9,844**	**1,285**	**13,488**

LIABILITIES	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Current and Long-Term Liabilities	**2,085**	**9,131**	**1,165**	**12,299**
Technical Provisions - Insurance	1,124	289	-	1,413
Technical Provisions - Pension Plan	-	8,565	-	8,565
Technical Provisions - Capitalization	-	-	1,050	1,045
Other Liabilities	961	277	115	1,276
Allocated Capital Level I	**356**	**713**	**121**	**1,189**
TOTAL LIABILITIES	**2,441**	**9,844**	**1,285**	**13,488**

Statement of Income of the Segment

R$ Million

4th QUARTER / 2004	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Revenues from Insurance, Pension Plans and Capitalization	**427**	**1,027**	**234**	**1,686**
Revenues from Insurance	427	105	-	530
Revenues from Pension Plans	-	922	-	922
Revenues from Capitalization	-	-	234	234
Changes in Technical Reserves	**(36)**	**(638)**	**(180)**	**(843)**
Insurance	(36)	(15)	-	(51)
Pension Plans	-	(622)	-	(622)
Capitalization	-	-	(180)	(170)
Pension Plan Benefits Expenses	**-**	**(316)**	**-**	**(312)**
Earned Premiums	**392**	**89**	**-**	**479**
Result of Pension Plans and Capitalization	**-**	**(16)**	**55**	**51**
Retained Claims	(255)	(13)	-	(266)
Selling Expenses	(82)	(14)	(7)	(103)
Other Operating Income/(Expenses) of Insurance Operations	15	(1)	-	8
Service Fees	-	34	-	34
Administrative and Tax Expenses except ISS, PIS and COFINS	(85)	(49)	(31)	(169)
Tax Expenses of ISS, PIS and COFINS	(13)	(6)	(4)	(23)
Financial Margin	35	57	26	115
Operating Income	**7**	**81**	**39**	**124**
Non-Operating Income	4	0	2	5
Income Before Income Tax and Social Contribution	**11**	**82**	**41**	**130**
Income Tax / Social Contribution	2	(14)	(12)	(23)
Profit Sharing	(6)	(0)	-	(6)
NET INCOME	**7**	**67**	**29**	**101**

Obs: Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

All the information related to VGBL was classified together with the pension plan products.

The item Administrative and Tax Expenses except ISS, PIS and COFINS includes Personal Expenses, Other Administrative Expenses, Tax Expenses of CPMF and Other Taxes and Other Operating Expenses.

Insurance, Pension Plan and Capitalization

On September 30, 2004

R$ Million

ASSETS	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Current and Long-Term Assets	**1,979**	**8,877**	**1,188**	**12,036**
Cash and Cash Equivalents	20	9	1	29
Securities	862	8,611	1,167	10,626
Other Assets	1,097	257	20	1,381
Permanent Assets	**174**	**6**	**55**	**227**
TOTAL ASSETS	**2,153**	**8,882**	**1,243**	**12,263**

LIABILITIES	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Current and Long-Term Liabilities	**1,787**	**8,188**	**1,119**	**11,079**
Technical Provisions - Insurance	1,082	279	-	1,361
Technical Provisions - Pension Plan	-	7,675	-	7,675
Technical Provisions - Capitalization	-	-	1,021	1,012
Other Liabilities	706	234	98	1,031
Allocated Capital Level I	**366**	**694**	**124**	**1,184**
TOTAL LIABILITIES	**2,153**	**8,882**	**1,243**	**12,263**

Statement of Income of the Segment

R$ Million

3rd QUARTER / 2004	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Revenues from Insurance, Pension Plans and Capitalization	**446**	**835**	**191**	**1,475**
Revenues from Insurance	446	86	-	534
Revenues from Pension Plans	-	749	-	749
Revenues from Capitalization	-	-	191	192
Changes in Technical Reserves	**(46)**	**(447)**	**(145)**	**(636)**
Insurance	(46)	(4)	-	(50)
Pension Plans	-	(443)	-	(443)
Capitalization	-	-	(145)	(144)
Pension Plan Benefits Expenses	**-**	**(295)**	**-**	**(299)**
Earned Premiums	**400**	**82**	**-**	**485**
Result of Pension Plans and Capitalization	**-**	**11**	**46**	**56**
Retained Claims	(262)	(29)	-	(293)
Selling Expenses	(81)	(12)	(7)	(100)
Other Operating Income/(Expenses) of Insurance Operations	22	(1)	-	23
Service Fees	-	32	-	32
Administrative and Tax Expenses except ISS, PIS and COFINS	(79)	(44)	(22)	(146)
Tax Expenses of ISS, PIS and COFINS	(12)	(7)	(3)	(22)
Financial Margin	35	50	30	115
Operating Income	**23**	**83**	**43**	**149**
Non-Operating Income	2	(0)	(0)	3
Income Before Income Tax and Social Contribution	**25**	**83**	**43**	**152**
Income Tax / Social Contribution	(4)	(20)	(15)	(39)
Profit Sharing	(0)	(0)	-	(0)
NET INCOME	**21**	**63**	**28**	**113**

Obs: Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

All the information related to VGBL was classified together with the pension plan products.

The item Administrative and Tax Expenses except ISS, PIS and COFINS includes Personal Expenses, Other Administrative Expenses, Tax Expenses of CPMF and Other Taxes and Other Operating Expenses.

Insurance, Pension Plan and Capitalization

The net profit from the insurance, pension plans and capitalization segment showed a reduction in relation to the previous quarter, amounting to R$101 million in the fourth quarter of 2004.

The growth in revenue from pension plans is noteworthy, with an increase of R$ 173 million from the previous quarter to reach R$ 922 million in the fourth quarter of 2004.

Pension plan and VGBL technical provisions grew by 11.6% in the past quarter, reaching R$ 8,565 million at December 31, 2004.

Reflecting the growth in the portfolio of PGBL and VGBL pension products, service fee income relating to the management fee on funds linked to these products increased by R$ 2 million to a total of R$ 34 million.

A number of increasingly noticeable factors are behind the private pension growth trend in Brazil. Economic stability, prospects of economic growth, increased access of the population to financial services, growing concerns with retirement among Brazilians -- as a result of the recent discussions of social security reform and law enhancements, in particular the tax law -- all these factors contribute to create a favorable environment for the strong growth in this segment.

To address such concerns, on August 26, 2004, the federal government enacted Provisional Measure 209 to encourage long-term savings. As of 2005, this Measure makes it possible to create private pension plans that are subject to taxation at rates that decrease with time, starting off with a rate of 35% for withdrawals in the first 2 years, falling to a rate of 10% for withdrawals after 10 years.

Effective January 2005, products under the new tax system are available at Itaú branches.

The capitalization bond segment is another highlight. These revenues increased by R$ 42 million from the previous quarter, reaching R$ 234 million.

Premiums earned on insurance transactions totaled R$479 million in the fourth quarter of 2004, while retained claims declined by R$ 27 million, reaching R$ 266 million. Administrative expenses rose on account of year-end campaigns.

Seguros

The pro forma net income of insurance companies was impacted mainly by the reduction in earned premiums and growth in administrative expenses.

In the fourth quarter of 2004, earned premiums amounted to R$ 479 million, compared to R$ 485 million in the prior quarter. The automobile, life and personal accident lines increased, while transportation, health and other lines decreased.

The automobile line posted earned premiums of R$ 205 million in the fourth quarter of 2004, a 5.7% increase compared to the third quarter of 2004.

Life insurance earned premiums were R$ 154 million in the period, an 8.5% growth from the previous quarter.

Earned premiums in the property risk line, including residential insurance, remained virtually stable from the third quarter of 2004, totaling R$ 55 million, continuing to reflect the volume of sales of the residential line in campaigns at the branches.

Retained claims decreased by R$ 27 million, from R$ 293 million to R$ 266 million, in the fourth quarter of 2004, mainly from the decline in the level of claims in the life and personal accident lines.

Administrative expenses increased primarily due to year-end campaigns.

The charts below show the composition of earned premiums by insurance line.

The automobile line accounted for 43.2% of the total premiums earned in the quarter, while life and personal accidents increased to 32.6%.

Composition of Earned Premiums



3rd Quarter / 2004   **4th Quarter / 2004**

3rd Quarter / 2004: 42.1%, 9.7%, 5.2%, 12.0%, 30.9%

4th Quarter / 2004: 43.2%, 8.1%, 4.5%, 11.6%, 32.6%

Automobile Life Property Transportation Other

Insurance, Pension Plan and Capitalization

Combined Ratio



The decrease in the combined ratio for insurance transactions was due to the improved claim level in the quarter, in particular the decline in life and personal accident claims.

Number of policies - Mass Products



The number of life and personal accident policies grew to 1,039 thousand policies at the end of the quarter. The number of automobile policies slightly decreased, totaling 826 thousand policies. Residential products also declined, totaling 424 thousand policies at the end of 2004.

Claim Ratio

The total claims ratio declined to 51% in the fourth quarter of 2004, reflecting the reduced number of claims in the life and personal accident lines.



Note: The insurance charts do not include Itauseg Saúde and Gralha Azul Saúde, and include life insurance line of Itaú Vida e Previdência S.A.

Insurance, Pension Plan and Capitalization

Pension Plan

In the fourth quarter of 2004, revenues from pension plans amounted to R$ 922 million, comprising PGBL, VGBL and traditional plan contributions. The inflow was higher than funds obtained in the previous quarter, which totaled R$ 749 million, due to seasonal effects on pension plans to take advantage of tax deductibility, which leads to increased contributions during the last months of the year.

The pro forma net income of pension plan companies added up to R$ 67 million, although they recorded a loss of R$ 16 million because of increased technical provisions in the quarter.

In order to offer the highest level of security to its customers and investors within the limits set up by the law and regulatory bodies, in the fourth quarter, Itaú pension companies recorded additional actuarial provisions of R$ 37 million, including provisions for insufficient contributions, financial fluctuations and risk fluctuations. In the third quarter, such provisions amounted to R$ 8 million.

At the end of the fourth quarter of 2004, technical provisions totaled R$ 8.6 million, an 11.6% growth from the previous quarter.

Pension Plan Technical Provisions



R$ million

Traditional and Other · PGBL · VGBL

The next table shows technical provisions by product and by guaranteed yield for the participant.

Technical Reserves by product/guarantee in 12/31/2004

R$ million

PRODUCT	GUARANTEED YIELD			OTHER	TOTAL	%
	EXCLUSIVE	IGP-M	TR			
	FUNDS					
VGBL	4,438	-	-		4,438	51.8%
PGBL	2,480	-	-		2,480	29.0%
TRADITIONAL	-	1,534	82	0	1,616	18.9%
DEFINED BENEFIT	-	-	26		26	0.3%
ACCESSORIES	-	-	-	3	3	0.0%
TOTAL	6,919	1,534	108	3	8,565	100.0%

At December 31, 2004, VGBL products accounted for 51.8% of the total pension plan technical provisions, while technical provisions for PGBL represented 29.0% of the total.

Offering the customer greater transparency than the former pension plan products with a defined contribution or defined benefit, VGBL and PGBL have their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund.

The traditional plans, which have ceased to be marketed by Itaú, offered the customer the guarantee of a minimum yield, tied to an index (IGP-M or TR); at the end of the fourth quarter of 2004, their share in the technical provisions was 18.9%.

Capitalization

Revenues from capitalization bonds amounted to R$ 234 million in the fourth quarter of 2004, above the R$ 191 million revenue achieved in the previous quarter. Such increase was mainly due to the sales of the Super PIC Natal 2004 product.

In November and December 2004, the Super PIC Natal 2004 campaign was held. This product is a capitalization bond with a single payment of R$1,000.00 and customers compete for over R$ 8 million in cash prizes. More than 43 thousand bonds were marketed in this campaign, which contributed towards the portfolio increase to 3.6 million active bonds, corresponding to R$ 1,045 million in technical provisions.

In the last 12 months, cash prizes amounting to R$ 31 million were distributed to 917 customers whose bonds were selected.

The following table shows the growth of the portfolio of capitalization bonds with monthly (PIC) and single (Super PIC) payments.

Number of capitalization bonds



In Thousand

PIC · Super PIC

Investment Funds and Managed Portfolio

The pro forma financial statements below were based on Itaú internal management information, and are intended to show the performance of the Investment Fund Management area.

R$ Million

	4th Q./04	3rd Q./04	Variation
Banking Service Fees	**364**	**339**	**26**
Mutual Fund Management Fees (*)	323	305	17
Brokerage Services	31	23	7
Custody Services and Managed Portfolios	11	10	1
Transfer for Banking	**(178)**	**(174)**	**(3)**
Administrative and Taxes Expenses except for ISS, PIS and COFINS	**(99)**	**(90)**	**(9)**
Taxes Expenses (ISS, PIS and COFINS)	**(18)**	**(17)**	**(0)**
INCOME BEFORE TAX	**70**	**57**	**13**
Income Tax and Social Contribution	(24)	(19)	(5)
Profit Sharing	(7)	(8)	0
NET INCOME	**38**	**30**	**9**

(*) Not including income from Pension Plans Funds Management.

Obs:The Administrative and Tax Expenses except for ISS, PIS and COFINS are made up of personnel expenses, other administrative expenses, other operating expenses , and the part of tax expenses associated with CPMF and others.

Net income from Investment Funds and Managed Portfolios reached R$38 million in the fourth quarter of 2004, increasing by R$7 million compared to the previous quarter.

The main driver of such growth was income from mutual fund management fees, which totaled R$323 million compared to R$305 million in the third quarter. The rise is primarily due to the increased volume of funds under management, as well as the higher interest rates, which have a positive impact on mutual fund management fees associated with the performance levels of certain products. The volume of funds under management by Itaú totaled R$99,753 million at the end of December 2004, compared to R$93,774 million in September, a 6.4% growth, representing a market share of 14.2%.

During the quarter, systems and marketing materials were adjusted to the new Fund Legislation and the new taxation rules.

Itaú Corretora

In the fourth quarter of 2004, the volume traded by Itaú Corretora, which is managed independently from the investment fund activities, amounted to R$10.4 billion, representing a 31.6% increase from the previous quarter. This increase is reflected in the brokerage services

Assets Under Management

R$ Billion



revenues which totaled R$31 million in the period. In 2004, Itaú Corretora ranked fourth among all brokers, with a 5.7% market share, and presented a 75% growth compared to the previous year.

Through its Home Broker - www.itautrade.com.br - in the fourth quarter of 2004, Itaú Corretora traded R$812 million on behalf of its customers, with a market share of 14.8%, compared to 10.8% in the previous quarter, and ranking third among home brokers in Brazil. At the end of the fourth quarter, Itautrade had over 33 thousand customers on record and carried out 1.6 thousand daily transactions on average.

Investment Funds – By Business Area

Jun.04



Sep.04



Dec.04



■ Institutional ■ Retail ■ Personnalit, ■ Companies ■ Private

Banco Itaú BBA

We set out below the pro forma income statement of Banco Itaú BBA.

R$ Million

Banco Itaú BBA	4th Q./04	3rd Q./04	Variation
NET INTEREST MARGIN	**464**	**391**	**74**
Result from Loan Losses	**31**	**27**	**3**
Provision for Loan and Lease Losses	27	20	7
Credits Recoveries and Renegotiated	4	7	(3)
NET INCOME FROM FINANCIAL OPERATIONS	**495**	**418**	**77**
OTHER OPERATING INCOME (EXPENSES)	**(89)**	**(52)**	**(36)**
Banking Service Fees	84	83	1
Administrative and Tax Expenses (except for ISS, PIS and COFINS)	(159)	(133)	(26)
Taxes Expenses for ISS, PIS and COFINS	(30)	(29)	(2)
Other Operating Income	16	26	(10)
OPERATING INCOME	**406**	**366**	**41**
Non-Operating Income	1	1	(1)
INCOME BEFORE TAX	**407**	**367**	**40**
Income Tax and Social Contribution	**(151)**	**(147)**	**(4)**
Profit Sharing	**(14)**	**(24)**	**9**
NET INCOME	**242**	**196**	**45**

Note: The item Administrative and tax expenses (except for ISS, PIS and COFINS) is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The fourth quarter of 2004 showed a financial margin of R$464 million, which reflects an increase of 18.7% in relation to the margin of R$391 million seen in the previous quarter. This fact is basically due to (i) the management of the foreign exchange risk on the investments abroad, the result of which is partly offset by the tax effect of the hedge transactions, and (ii) the gains arising from structured credit operations.

With regard to the results from doubtful debts, the R$27 million reversal of allowances in the quarter should be noted, which was basically caused by the effects of the appreciation of the real against the U.S. dollar on the portion of the loan portfolio denominated in foreign currency.

In this context, the gross income from financial intermediation, in the amount of R$495 million, showed an increase of 18% in relation to the previous quarter.

Service fee income totaled R$84 million in the quarter, remaining on the level shown in the previous quarter, originating mainly from (i) cash management services, and (ii) commissions received for Itaú BBA's participation in the fixed and variable income capital market.

The administrative and tax expenses, except for ISS, PIS and COFINS, added up to R$159 million, and showed an increase of 19.6% in comparison with the third quarter of 2004. The main factors that contributed towards this are: (i) processing costs due to the increase in the number of transactions with corporate customers, (ii) an increase in personnel expenses, including those resulting from the collective

negotiations (collective salary agreement), and (iii) setting up operational provisions for contingent liabilities.

Expenses for income tax and social contribution, in the amount of R$151 million in the fourth quarter of 2004, showed an increase of 3% when compared with the previous quarter, basically because of the tax effect of the currency hedge derivative transactions for the investments abroad.

As a consequence of the items described above, Itaú BBA's pro forma net income amounted to R$242 million in the 4th quarter of 2004, increasing 23.5% in relation to the previous period and contributing to an annualized return on allocated capital (tier 1) of 33.9% in the period.

Unrestricted Loan Transactions - Large Companies (*)



R$ Million

(*) Endorsements and sureties included



Banco Itaú Holding Financeira S.A.

Balance by Currency

Currency

Balance

alance

Bala

Balance by

Currency

Analysis of the Consolidated Balance Sheet

Balance by Currency (*)

The Balance Sheet by Currencies shows the balances linked to the local and foreign currencies. At December 31, 2004, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability in the total of US$872 million. It should be pointed out that the gap management policy followed by the institution is carried out considering the tax effects on this position. Since the result of exchange rate variation on Investments Abroad is not taxed, this constitutes a hedge (a liability in currency derivatives) of a greater volume than the hedged asset, in such a way that the results of foreign currency exposure, net of tax effects, is very low, it is therefore consistent with the strategy for low exposure to risk adopted by Banco Itaú Holding Financeira S.A.

R$ Million

Assets		Dec 31, 04				Sep 30, 04
			Business in Brazil		Business Abroad	Business in Brazil
	Consolidated	Total	Local Currency	Foreign Currency		Foreign Currency
Cash and Cash Equivalents	1,930	1,637	1,444	193	297	127
Short-term Interbank Deposits	19,747	13,866	13,785	81	6,465	625
Securities	29,176	20,504	19,595	909	10,736	1,235
Loan and Leasing Operations	44,354	39,294	35,618	3,676	6,542	4,469
Other Assets	32,014	30,843	24,482	6,360	1,796	8,824
Foreign Exchange Portfolio	9,159	9,159	2,896	6,264	0	8,668
Others	22,854	21,683	21,587	97	1,796	155
Permanent Assets	3,119	9,256	2,348	6,909	775	6,611
Investments in	920	7,167	258	6,909	666	6,611
Fixed Assets	1,965	1,896	1,896	0	69	0
Deferred Expenses	234	193	193	0	41	0
TOTAL ASSETS	130,339	115,401	97,272	18,128	26,610	21,891
DERIVATIVES - CALL POSITIONS						
Futures					2,924	4,655
Options					3,168	3,375
Swaps					4,254	4,931
Others					215	206
TOTAL ASSETS AFTER ADJUSTMENTS (a)					28,689	35,057

Liabilities		Dec 31, 04				Sep 30, 04
			Business in Brazil		Business Abroad	Business in Brazil
	Consolidated	Total	Local Currency	Foreign Currency		Foreign Currency
Deposits	42,030	35,747	35,634	113	6,293	33
Demand Deposits	11,156	10,230	10,117	113	930	33
Savings Accounts	19,197	18,953	18,953	0	245	0
Interbank Deposits	647	258	258	0	389	0
Time Deposits	11,029	6,307	6,307	0	4,729	0
Deposits Received under Securities Repo Agreements	16,098	15,685	15,685	0	414	0
Funds from Acceptances and Issue of Securities	3,431	2,668	1	2,667	2,856	2,824
Borrowings and On-lending Borrowings	10,518	7,399	3,961	3,438	4,583	3,921
Derivative Financial Instruments	1,173	702	702	0	471	0
Other Liabilities	30,853	27,105	20,663	6,442	4,945	9,497
Foreign Exchange Portfolio	9,405	9,405	4,656	4,749	0	7,399
Others	21,448	17,699	16,007	1,692	4,945	2,098
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	11,023	11,023	11,023	0	0	0
Deferred Income	47	34	34	0	14	0
Minority Interest in Subsidiaries	1,193	1,067	1,067	0	127	0
Stockholder's Equity	13,971	13,971	13,971	0	6,909	0
Capital and Reserves	10,195	10,195	10,195	0	6,420	0
Net Income	3,776	3,776	3,776	0	489	0
TOTAL LIABILITIES	130,339	115,401	102,741	12,660	26,610	16,275
DERIVATIVES - PUT POSITIONS						
Futures					6,856	8,552
Options					4,148	3,885
Swaps					6,065	7,516
Others					506	643
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)					30,234	36,871
FOREIGN EXCHANGE POSITION (c = a - b)					(1,545)	(1,814)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS' (d)					(770)	(744)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) R$					(2,315)	(2,559)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) US$					(872)	(895)

(*) It does not exclude transactions between local and foreign business.



Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management

Market Risk

Banco Itaú Holding Financeira

Banco Itaú views risk management as a key tool to optimize the utilization of capital and the selection of the best business opportunities, in order to ensure the best risk/return ratio for its shareholders. Market risk management at Itaú uses three concepts: **value at risk** (VaR), **stress scenarios**, and **stop loss**.

The next table shows Itaú's global VaR. It can once more be seen that the diversification of the business units' risks is significant, enabling the conglomerate to carry a very small total exposure to market risk when compared to its capital.

Banco Itaú Holding VaR *

R$ Million

	Dec 31, 04	Sep 30, 04
Fixed Rate Risk Factor	18.3	6.1
Benchmark Rate (TR) Risk Factor	15.6	11.0
Exchange Indexation Risk Factor	8.6	12.8
Exchange Variaton Risk Factor	34.0	42.3
Sovereign Risk Factor	15.5	22.5
Equities Risk Factor	8.3	11.9
Libor Risk Factor	0.2	0.4
Banco Itaú Europa	0.6	1.3
Banco Itaú Buen Ayre	0.2	0.3
Diversification Impact	(59.0)	(53.0)
Global VaR	**42.3**	**55.6**

Banco Itaú

The Global VaR of the structural gap represents commercial transactions and the related risk management in Brazil. In the fourth quarter, the Global VaR of the structural gap remained virtually unaltered from the previous quarter, in spite of the increased volatility seen in the interest rate market (fixed rate and TR) arising from changes in the basic interest rate (Selic). The diversification effect and reduced volatility in the variable income market helped maintain this indicator stable. The Global VaR levels are immaterial considering the institution's assets.

Structural Gap Itaú VaR *

R$ Million

	Dec 31, 04	Sep 30, 04
Fixed Rate Risk Factor	17.7	7.1
Benchmark Rate (TR) Risk Factor	15.6	11.0
Exchange Indexation Risk Factor	7.4	9.2
Exchange Variaton Risk Factor	32.3	31.2
Equities Risk Factor	2.4	7.6
Diversification Impact	(44.6)	(32.6)
Global VaR	**31.0**	**33.6**

The trading desks for the bank's own portfolio seek the best alternatives from among the various business opportunities available in the domestic and international markets, in addition to managing the risks of structured transactions offered to customers, monitored using VaR Stress. During the quarter, the utilization of the VaR Stress limit was 31.2% on average, and 20.6% at December 31, 2004.

Finally, the overall risk of Overseas positions, comprising the Grand Cayman, New York and ItauBank positions, declined in the fourth quarter of 2004, in line with the reduction of the Brazil country risk, as shown in the table below.

Overseas VaR *

US$ Million

	Dec 31, 04	Sep 30, 04
Sovereign Risk Factor	5.3	6.0
Libor Risk Factor	0.1	0.1
Diversification Impact	(0.6)	0.0
Global VaR	**4.8**	**6.1**
Maximum Global VaR in the quarter	**6.3**	**8.2**
Medium Global VaR in the quarter	**5.7**	**6.2**
Minimum Global VaR in the quarter	**4.8**	**5.0**

Banco Itaú BBA

The treasury of Itaú BBA increased its risk positions and took advantage of a number of opportunities arising from interactions with different markets. The risk profile in the past quarter was characterized by a longer position loading period, evidenced by the increase in Average VaR and Minimum VaR. The slight increase in Maximum VaR compared to the previous period shows that no individual exposure was significantly different from those traditionally assumed by the institution. At the end of the period, Itaú BBA's VaR remained at negligible levels when compared to the institution's assets.

Banco Itaú BBA VaR *

R$ Million

	Dec 31, 04	Sep 30, 04
Fixed Rate Risk Factor	2.6	2.9
Exchange Indexation Risk Factor	1.7	0.6
Exchange Variaton Risk Factor	16.0	9.3
Equities Risk Factor	3.2	2.9
Sovereign Risk Factor	4.5	5.5
Diversification Impact	(8.8)	(5.9)
Global VaR	**19.1**	**15.3**
Maximum Global VaR in the quarter	**29.5**	**23.5**
Medium Global VaR in the quarter	**21.8**	**13.0**
Minimum Global VaR in the quarter	**14.8**	**4.2**

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

Securities Portfolio

Evolution of Securities Portfolio

R$ Million

	Dec 31, 04	%	Sep 30, 04	%	Dec 31, 03	%	Variation (%)	
							dec04-sep04	dec04-dec03
Public Securities - Domestic	7,486	25.3%	9,369	32.5%	14,306	48.5%	-20.1%	-47.7%
Public Securities - Foreign	1,065	3.6%	837	2.9%	1,062	3.6%	27.3%	0.3%
Total Public Securities	8,551	28.9%	10,206	35.4%	15,368	52.1%	-16.2%	-44.4%
Private Securities	12,145	41.1%	11,216	38.9%	8,564	29.0%	8.3%	41.8%
PGBL/VGBL Funds Quotas	6,918	23.4%	6,118	21.2%	4,111	13.9%	13.1%	68.3%
Derivative Financial Instruments	1,962	6.6%	1,319	4.6%	1,444	4.9%	48.7%	35.8%
Total Securities	**29,576**	**100.0%**	**28,858**	**100.0%**	**29,488**	**100.0%**	**2.5%**	**0.3%**

The total balance of the securities portfolio amounted to R$29,576 million at December 31, 2004, up 2.5% from the previous quarter. During the period, total public securities declined by 16.2%, amounting to R$8,551 million at the end of 2004. On the other hand, the balance of corporate securities increased by 8.3%, totaling R$12,145 million.

Itaú has significantly contributed to the present economic upturn in Brazil, by supporting new projects carried out by large companies, not only by extending loans and financing, but also by acquiring such companies' securities in the capital market. This posture is quite clear when one reviews the changes in balances described above.

Furthermore, the balance of the quotas of PGBL / VGBL funds showed growth of 13.1% in the last quarter of 2004, adding up to R$6,918 million. The great acceptance and good performance of Itaú's pension plan products once again becomes evident, when one observes the 68.3% growth in the balance of the quotas of PGBL / VGBL funds in the course of the year. It is important to remember that the securities portfolio of the PGBL / VGBL plans belongs to the customers; its balancing entry in liabilities is under the heading of Technical Provision for Pension Plans.

Finally, the additional provision for past and present risks of fluctuations in the quoted value of securities was reduced by R$200 million in the quarter, considering the steady decline in the likelihood of financial markets the reexperiencing periods of high volatility.

Private Securities Portfolio and Credit Portfolio

The resources made available to the diverse economic agents to finance their operations and investments totaled R$65,421 million at December 31, 2004, as shown in the table.

Resources to the Economic Agents

R$ Million

	December, 04					
Risk Level	AA	A	B	C	D - H	Total
Euro Bond's and Similars	3,397	667	232	7	39	4,342
Certificates of Deposits	3,696	126	1	10	4	3,837
Debentures	305	578	16	279	3	1,182
Shares	282	447	118	3	1	851
Promissory Notes	166	334	249	4	-	753
Other	407	234	498	41	-	1,180
SubTotal	**8,252**	**2,387**	**1,115**	**345**	**47**	**12,145**
Credit Operations(*)	8,559	24,940	12,869	2,209	4,698	53,275
Total	**16,811**	**27,326**	**13,984**	**2,554**	**4,745**	**65,421**
% do Total	**25.7%**	**41.8%**	**21.4%**	**3.9%**	**7.3%**	**100.0%**

(*) Endorsements and Sureties included.

Risk Management

Credit Risk

Credit Operations

As a result of the increased demand for credit and specific actions taken in certain segments, the portfolio grew in the quarter. The Bank, however, maintained its conservative posture by prioritizing the best customers in order to protect the risk/return ratio of its transactions. Furthermore, the review of models, processes and credit recovery policy played an important role in the improvement of the portfolio quality.

The credit portfolio amounted to R$53,275 million in December 2004, growing by 4.3% from the previous quarter. Noteworthy during the period was the 49.0% expansion in credit card operations, impacted by the increased shareholding in Credicard. The micro, small and mid-sized company segment increased by 15.7% during the quarter.

The appreciation of the real during the quarter helped to reduce by 9.6% the credit volume linked to foreign currencies in the portfolio. The risk is spread out among a number of industries, so that no one of them concentrates more than 5.1% of total risk. Two segments, Light and Heavy Vehicle and Retail, posted the highest growth rates of 49.0% and 7.9%, respectively.

As a result of changes in the portfolio mix, the share of the 100 top borrowers in the total portfolio declined and now corresponds to 28.9%.

Credit Operations

R$ Million (*)



(*) In constant currency from December 31, 1995 to that date; in nominal amounts thereafter.
(1) Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts. (2) Guarantees include collateral, surety and other guarantees.

Policy on Credit and Provisions

Banco Itaú Holding Financeira adopts a conservative credit policy, based on rigorous analysis and rating of its customers, by using advanced credit analysis and selective decision tools. As such, the institution tries to channel resources to those customers offering the lowest risk level. At Banco Itaú Holding Financeira, the entire decision taking process, as well as the definition of the credit policy, are centralized, in order to ensure synchronized actions and optimize business opportunities. This centralized process allows for the ongoing, swift monitoring of the criteria adopted. Decision are taken by teams and focused on the individual segments. This policy implies provision levels considered adequate to cope with any erosion in the overall quality of the bank's credit assets.

For more details on the provision for doubtful accounts, please refer to the section "Results of Loan Losses" of this report.

Risk Management

Credit Portfolio Development Consolidated by Client Type and Currency(*)

R$ Million

				Variation			
Local Currency	**Dec/2004**	**Sep/2004**	**Dec/2003**	**Dec/04 - Sep/04**		**Dec/04 - Dec/03**	
	Balance	**Balance**	**Balance**	**Balance**	**%**	**Balance**	**%**
Corporate - Unrestricted	11,614	12,160	11,168	(547)	-4.5%	446	4.0%
Itaú BBA	11,200	10,908	10,156	292	2.7%	1,044	10.3%
Itaú (*)	414	1,253	1,012	(838)	-66.9%	(598)	-59.1%
Corporate - Restricted	2,031	2,049	1,532	(18)	-0.9%	499	32.5%
Itaú BBA	1,967	1,996	1,491	(29)	-1.4%	476	31.9%
Itaú (*)	64	54	41	11	19.6%	(**) 23	55.4%
Subtotal	**13,645**	**14,209**	**12,700**	**(565)**	**-4.0%**	**945**	**7.4%**
Small and Medium-Sized Companies - Unrestricted	7,407	6,258	4,444	1,149	18.4%	2,963	66.7%
Small and Medium-Sized Companies - Restricted	588	653	392	(65)	-10.0%	196	50.0%
Subtotal	**7,995**	**6,911**	**4,836**	**1,084**	**15.7%**	**3,159**	**65.3%**
Personal - Unrestricted	18,203	15,203	12,188	3,000	19.7%	6,014	49.3%
Credit Card	5,162	3,464	3,171	1,698	49.0%	1,991	62.8%
Personal Loans excluding consignment loans of BMG	6,514	6,354	4,609 (**)	159	2.5%	1,905	41.3%
Consignment loans of BMG	332	-	-	-	0.0%	-	0.0%
Veículos	6,196	5,385	4,409	811	15.1%	1,787	40.5%
Personal - Restricted	1,914	1,958	2,101	(44)	-2.3%	(187)	-8.9%
Subtotal	**20,116**	**17,161**	**14,289**	**2,955**	**17.2%**	**5,827**	**40.8%**
Total - Unrestricted	**37,223**	**33,621**	**27,800**	**3,603**	**10.7%**	**9,424**	**33.9%**
Total - Restricted	**4,532**	**4,660**	**4,025**	**(128)**	**-2.7%**	**507**	**12.6%**
Total	**41,756**	**38,281**	**31,825**	**3,475**	**9.1%**	**9,931**	**31.2%**

Foreign Currency							
Corporate - Unrestricted	10,282	11,558	11,589	(1,275)	-11.0%	(1,307)	-11.3%
Itaú BBA	9,182	10,396	10,693	(1,214)	-11.7%	(1,511)	-14.1%
Itaú (*)	1,100	1,161	896	(61)	-5.2%	204	22.8%
Corporate - Restricted	-	0	4	(0)	-100.0%	(4)	-100.0%
Itaú BBA	-	-	-	-	-	-	-
Itaú (*)	-	0	4	(0)	-100.0%	(4)	-100.0%
Subtotal	**10,282**	**11,558**	**11,593**	**(1,276)**	**-11.0%**	**(1,310)**	**-11.3%**
Small and Medium-Sized Companies - Unrestricted	1,152	1,138	568	14	1.2%	584	102.8%
Small and Medium-Sized Companies - Restricted	-	-	-	-	-	-	-
Subtotal	**1,152**	**1,138**	**568**	**14**	**1.2%**	**584**	**102.8%**
Personal - Unrestricted	81	76	68	5	6.1%	13	18.6%
Credit Card	-	-	-	-	-	-	-
Personal Loans excluding consignment loans of BMG	81	76	68	5	6.1%	13	18.6%
Consignment loans of BMG	-	-	-	-	-	-	-
Veículos	-	-	-	-	-	-	-
Personal - Restricted	4	6	7	(2)	-32.9%	(3)	-39.9%
Subtotal	**85**	**82**	**75**	**3**	**3.3%**	**10**	**13.4%**
Total - Unrestricted	**11,516**	**12,772**	**12,226**	**(1,257)**	**-9.8%**	**(710)**	**-5.8%**
Total - Restricted	**4**	**6**	**10**	**(2)**	**-37.1%**	**(6)**	**-61.5%**
Total	**11,520**	**12,779**	**12,236**	**(1,259)**	**-9.9%**	**(716)**	**-5.9%**

Total							
Corporate - Unrestricted	21,896	23,718	22,757	(1,822)	-7.7%	(860)	-3.8%
Itaú BBA	20,382	21,304	20,848	(923)	-4.3%	(467)	-2.2%
Itaú (*)	1,515	2,414	1,908	(899)	-37.3%	(394)	-20.6%
Corporate - Restricted	2,031	2,049	1,536	(19)	-0.9%	495	32.2%
Itaú BBA	1,967	1,996	1,491	(29)	-1.4%	476	31.9%
Itaú (*)	64	54	45	10	18.7%	19	42.6%
Subtotal	**23,927**	**25,767**	**24,293**	**(1,840)**	**-7.1%**	**(366)**	**-1.5%**
Small and Medium-Sized Companies - Unrestricted	8,559	7,396	5,012	1,163	15.7%	3,547	70.8%
Small and Medium-Sized Companies - Restricted	588	653	392	(65)	-10.0%	196	50.0%
Subtotal	**9,147**	**8,049**	**5,404**	**1,098**	**13.6%**	**3,743**	**69.3%**
Personal - Unrestricted	18,284	15,279	12,257	3,005	19.7%	6,027	49.2%
Credit Card	5,162	3,464	3,171	1,698	49.0%	1,991	62.8%
Personal Loans excluding consignment loans of BMG	6,595	6,431	4,677 (**)	164	2.5%	1,917	41.0%
Consignment loans of BMG	332	-	-	-	0.0%	-	0.0%
Veículos	6,196	5,385	4,409	811	15.1%	1,787	40.5%
Personal - Restricted	1,918	1,964	2,108	(46)	-2.4%	(190)	-9.0%
Subtotal	**20,201**	**17,243**	**14,364**	**2,958**	**17.2%**	**5,837**	**40.6%**
Total - Unrestricted	**48,739**	**46,393**	**40,025**	**2,346**	**5.1%**	**8,714**	**21.8%**
Total - Restricted	**4,536**	**4,666**	**4,036**	**(130)**	**-2.8%**	**501**	**12.4%**
Total	**53,275**	**51,059**	**44,061**	**2,216**	**4.3%**	**9,215**	**20.9%**

(*) Includes large companies operations accounted on Banco Itaú.

(**) The amounts at Dec/2003 were adjusted to exclude the loan granted on 12/18/03 to the civil servants of the State of Rio de Janeiro in the amount of R$ 520 million, which was totally settled on 01/05/04.

Note: Endorsements and sureties included.

Risk Management

Loans Portfolio by risk factor

Dec 31, 04	Overdue Installments	Falling due installments					Total
		1 to 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 years or more	
Fixed Rate	4.2%	41.8%	14.4%	15.7%	14.3%	9.5%	100.0%
Floating Rate	1.0%	13.6%	11.3%	15.4%	18.7%	40.0%	100.0%
Prices Index	0.8%	2.8%	5.6%	8.8%	3.9%	78.0%	100.0%
Other	3.3%	53.2%	10.5%	8.5%	7.4%	17.1%	100.0%
Total	3.4%	38.7%	12.9%	14.0%	13.5%	17.5%	100.0%

Risk Rate of the Credit Portfolio

R$ Million

	Risk	Dec31, 04				Sep 30, 04				Dec31, 03			
		Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.
Individuals	AA - C	16,488	139	0.8%	6.8%	13,849	129	0.9%	6.4%	11,357	102	0.9%	4.5%
	D - H	3,693	1,345	36.4%	65.5%	3,379	1,200	35.5%	59.2%	3,516	1,240	35.3%	54.9%
Subtotal Ind.		20,181	1,484	7.4%	72.3%	17,228	1,329	7.7%	65.6%	14,873	1,342	9.0%	59.4%
Businesses	AA - C	26,264	163	0.6%	7.9%	26,440	156	0.6%	7.7%	22,368	132	0.6%	5.9%
	D - H	963	407	42.3%	19.8%	1,142	541	47.4%	26.7%	1,418	783	55.2%	34.7%
Subtotal Bus.		27,226	569	2.1%	27.7%	27,582	697	2.5%	34.4%	23,786	915	3.8%	40.6%
Total	AA - C	42,752	302	0.7%	14.7%	40,289	286	0.7%	14.1%	33,725	234	0.7%	10.4%
	D - H	4,655	1,752	37.6%	85.3%	4,521	1,741	38.5%	85.9%	4,934	2,023	41.0%	89.6%
Total		47,407	2,054	4.3%	100.0%	44,810	2,027	4.5%	100.0%	38,659	2,257	5.8%	100.0%
Additional Provision			1,000	2.1%			1,000	2.2%			906	2.3%	
GENERAL TOTAL		47,407	3,054	6.4%		44,810	3,027	6.8%		38,659	3,163	8.2%	

Deposits

The total balance of deposits grew 11.8% in the fourth quarter, adding up to R$42,030 million on December 31, 2004, with special mention of the 22.2% increase in term deposits. The strong demand for credit has been magnifying the importance of issues associated with the funding of the transactions. Accordingly, a broad deposit base (like the one that Itaú currently enjoys) constitutes an important differential, capable of providing support for the demand for credit. Even so, Itaú will have to compete in the market in a more aggressive manner to obtain funding for the expansion of its loan portfolio.

Deposits Balance

R$ Million

	Dec 31, 04	%	Sep 30, 04	%	Dec 31, 04	%	Variation (%)	
							dec04-sep04	dec04-dec03
Demand deposits	11,156	26.5%	9,723	25.9%	9,672	26.4%	14.7%	15.3%
Savings deposits	19,197	45.7%	18,224	48.5%	17,667	48.1%	5.3%	8.7%
Interbank deposits	647	1.5%	621	1.7%	1,208	3.3%	4.2%	-46.4%
Time deposits	11,029	26.2%	9,023	24.0%	8,150	22.2%	22.2%	35.3%
Total Deposits	42,030	100.0%	37,590	100.0%	36,698	100.0%	11.8%	14.5%

Operating Risk

Itaú's policy for operating risk is twofold: managing risk-generating processes and controlling risks per se. The process management leg of this strategy focuses on identifying causes, mapping processes, preparing action plans, developing policies and procedures, streamlining and improving processes, and developing and monitoring self-assessment indicators and key risk indicators. With respect to control, this approach focuses on the identification of operating risk events, standardization of information, quantitative modeling, statistical analysis and measurement of loss, as well as capital funding and allocation.

By using these tools to control and manage its operating risks, Itaú intends to improve its management process, comply with the requirements of the regulatory bodies and, most importantly, perpetuate its image as a solid, reliable bank.



Banco Itaú Holding Financeira S.A.

Activities Abroad

Activities Abroad

Activities Abroad

Banco Itaú Holding Financeira S.A. occupies a prominent place amongst the economic groups with private capital and a presence abroad, through its units in New York, Grand Cayman Island, Nassau, South America, Europe and, more recently, in Asia, with the conversion of its representative office in Tokyo into a branch and the opening of a trading room in Hong Kong.

The consolidated investments abroad of Banco Itaú Holding Financeira S.A. at December 31, 2004 totaled R$6,909 million, including non-financial business.

Banco Itaú Europa has been working in commercial and investment relations between European countries and Brazil and in the issue of eurobonds on the international capital market, supported by the integration of its treasury, capital market and private banking business at Banco Itaú Europa Luxemburgo.

Banco Itau Buen Ayre has become the third largest asset manager in Argentina, after the purchase of 4 investment funds (Rembrandt Funds) from ABN Amro Bank, to reach a total volume of funds of 400 million pesos.

Highlights - Units Abroad

R$ Million

UNIT ABROAD	Dec 31, 04	Sep 30, 04	Comments on the variation in the quarterly results
Grand Cayman and New York Banches			
Assets	7,648	8,648	A better result from the realization of the
Stockholder's Equity	2,081	2,081	appreciation of the securities portfolio and a better
Income accumulated in the Financial Year	144	9	result from derivatives.
Income in the Quarter	135	(41)	
Quarterly annualized ROA	7.3%	-1.9%	
Quarterly annualized ROE	28.7%	-7.6%	
Itau Bank, Ltd.			
Assets	2,798	2,601	A better result from the realization of the
Stockholder's Equity	1,437	1,068	appreciation of the securities portfolio.
Income accumulated in the Financial Year	127	84	
Income in the Quarter	43	38	
Quarterly annualized ROA	6.3%	5.9%	
Quarterly annualized ROE	12.5%	14.9%	
Banco Itaú Buen Ayre S.A.			
Assets	1,462	1,505	A lesser result from loan transactions.
Stockholder's Equity	253	265	
Income accumulated in the Financial Year	6	1	
Income in the Quarter	5	13	
Quarterly annualized ROA	1.5%	3.4%	
Quarterly annualized ROE	8.9%	20.5%	
Banco Itaú Europa S.A. Consolidated			
Assets	8,906	8,427	Maintenance of the Recurring Result.
Stockholder's Equity	1,436	1,400	
Income accumulated in the Financial Year	66	55	
Income in the Quarter	11	8	
Quarterly annualized ROA	0.5%	0.4%	
Quarterly annualized ROE	3.0%	2.4%	
Banco BBA and Subsidiaries(1)			
Assets	9,039	10,516	A lesser result from treasury transactions.
Stockholder's Equity	1,764	1,844	
Income accumulated in the Financial Year	117	103	
Income in the Quarter	13	59	
Quarterly annualized ROA	0.6%	2.3%	
Quarterly annualized ROE	3.1%	13.5%	

(1) BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Serviços Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

Activities Abroad

Trade Lines Raising

Entirely managed by Banco Itaú-BBA, funding by trade lines and the relationship with correspondent banks have maintained a great power for penetration and diversification as to the origin of the funds, which guarantees a substantial increase in supply, an increase in terms, and a reduction in the funding cost to record levels.

Trade Line Distribution

Group / Country	Participation
Europe	41%
United States	34%
Latin America	11%
Canada	6%
Japan / Australia	7%
Others	0%

Performance of Over-Libor spread on trade lines (%p.a.)

At:	Due To:	
	180 days	360 days
Jun 30, 04	0,375%	0.550%
Sep 30, 04	0.350%	0.475%
Dec 31, 04	0.250%	0.350%

Main issues outstanding

Instrument	Coordinator	Amount US$ Million	Issue Date	Maturity Date	Coupon %
Fixed Rate Notes [1]	Merrill Lynch	242	08/13/2001	08/15/2011	4.25%
Fixed Rate Notes	Merrill Lynch and Itaubank	100	08/13/2001	08/15/2011	10.00%
Fixed Rate Notes	Merrill Lynch and Itaubank	80	11/09/2001	08/15/2011	10.00%
Fixed Rate Notes	Dresdner Kleinwort	100	04/05/2002	04/05/2005	6.75%
Fixed Rate Notes	Merrill Lynch	105	11/25/2003	09/20/2010	5.01%
Floating Rate Notes [2]	HypoVereinsbank and Hamburgische Landesbank GZ	110	03/14/2002	03/14/2005	Euribor[6] + 0,55%
Floating Rate Notes	Bank of America	250	03/20/2002	03/20/2007	Libor[5] + 0,70%
Floating Rate Notes	Bank of America	150	07/19/2002	03/20/2006	Libor[5] + 0,65%
Floating Rate Notes	Nomura	150	07/23/2003	06/20/2008	Libor[5] + 0,63%
Floating Rate Notes [3]	Banca IMI and Royal Bank of Scotland	172	07/24/2003	07/24/2006	Euribor[6] + 0,55%
Floating Rate Notes	Itaubank	393	12/31/2002	03/30/2015	Libor[5] + 1,25%
Floating Rate Notes [4]	Itau Europa, HypoVereinsbank and ING Luxembourg	244	06/25/2004	07/12/2007	Euribor[6] + 0,45%
Floating Rate Notes	Merrill Lynch	105	07/07/2004	03/20/2011	Libor[5] + 0,65%
Medium Term Notes	Itaubank, Itau Europa and Standart Bank London	100	07/28/2003	07/28/2005	4.75%
Total		**2,302**			

(1) Amount in US$ equivalent to JPY 30 billion
(2), (3) and (4) Amounts in US$ equivalent to E$ 125 million, E$ 150 million and E$ 200 million, respectively
(5) 180-day Libor
(6) 90-day Euribor



Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

Ownership Structure

Itaú carries out the management of its corporate structure in such a way as to seek the best use of capital amongst the various operating segments of the company, reducing any possible inefficiencies associated with the organization of the participating interests in companies. For this quarter, we show the abridged organization chart of the Itaú structure, with alterations that reflect the conglomerate's new areas of activity.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Dec 31, 04	Sep 30, 04	Dec 31, 03
Stockholder's	48,706	53,445	54,436
Outstanding Preferred Shares (in thousand)	52,647	52,578,207	53,147,117
Outstanding Common Shares (in thousand)	60,624	60,672,014	60,796,713
Outstanding Shares (in thousand)	113,271	113,250,221	113,943,830
Preferred Shares in Treasury (in thousand)	2,251	2,319,581	1,750,671
Common Shares in Treasury (in thousand)	63	15,539	555,122
Shares in Treasury (in thousand)	2,314	2,335,120	2,305,793

NB: On 10/20/04, a reverse split of shares was carried out.

On December 31, 2004, the preferred stock in treasury corresponded to 91.4% of the total options not yet exercised by management. Note 16 of the Financial Statements gives details of the average cost of acquiring the shares in treasury, as well as the changes through December 31, 2004 in the options granted to the conglomerate's executives under the "Plan for Granting Stock Options".



Note: The percentage above refers to the total of direct and indirect participation.
(*) Subject to Central Bank approval.



Banco Itaú Holding Financeira S.A.

Performance in the Stock Market

Performance in the Stock Market

In 2004, Itaú Holding's preferred stock (ITAU4) ended the year quoted at R$399.00 per share, with appreciation of 39.0%. Its common stock (ITAU3), at the end of the year, had appreciated 38.6%, with a quotation of R$350.00 per share. The ADRs of Itaú Holding (ITU), traded on the NYSE, closed the year with an appreciation of 54.1%; they were quoted at US$75.17 per ADR.

Market capitalization reached R$44.1 billion, which therefore maintained Itaú Holding as the largest bank in terms of market value in forms of Latin America.

Average daily volume traded *R$ Million*

	Bovespa	NYSE	TOTAL
2002	22	8	30
2003	23	12	35
2004	31	19	49

It is worth pointing out that, in 2004, Itaú Holding:

a) recorded the greatest liquidity of all Brazilian banks, with a noteworthy increase of 41.4% in the average daily volume of its stock and ADRs.

b) had 62.1% of the total financial trading volume in the local market (Bovespa).

Performance in the Stock Market (*) *R$*

On December 31, 04	Lot of Preferred Shares
Maximum in 30 days	410.00
Minimum in 30 days	352.00
Variation (%)	16.5%
Maximum in 52 weeks	410.00
Minimum in 52 weeks	223.00
Variation (%)	83.9%
Price	399.00

(*) Calculated on the basis of closing quotations.

Dividends / JCP *

Totals - R$ Million

2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
1,372	1,108	829	808	629	602	343	362	148	119	118

Dividends per share - R$ *

2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
12.11	9.72	7.45	7.24	5.46	5.11	2.90	3.03	1.24	1.00	0.98

* JCP (Interests on Own Capital). ** Per thousand shares between 1994 and 2003.

For over 20 years, Itaú has maintained the same dividend policy, with a monthly payment of dividends to its stockholders and complementary annual payments. Furthermore, in the last 14 years, the Bank has not carried out any capital increase in cash and has distributed over R$6.7 billion in dividends to its stockholders.

In 2004, the Board of Directors resolved, for the third consecutive year, to increase the monthly unitary dividend (from R$0.13 to R$0.17 per share), distributing a total of R$1,372 million (R$12.11 per share).

Important Events

In November 2004, Itaú Holding's Dividend Reinvestment Program (PRD) came into operation, which is intended for stockholders holding a current account with Banco Itaú. The PRD is an entirely optional program, which allows the customer-stockholders to invest their dividends automatically in the purchase of preferred or common stock of Itaú Holding, thus increasing their participating interest in the Bank's capital.

In the same month, Itaú Holding, following its commitment to transparency and the creation of value for its stockholders, disclosed to the market its "Operational Rules for Trading Treasury Shares". These rules govern the trading of Itaú Holding stock by the Treasury of the Bank itself, the main characteristics of which are:

- Establishing a maximum volume to be traded;
- Restricting dealing to the first 30 minutes of the trading session and the last 10 minutes;
- Monthly disclosure to regulatory and market bodies;
- Establishing limits for prices of trades;
- Restricting trades in certain periods or circumstances.

In December, Banco Intercap's sales promotion area was acquired, and a cooperation agreement was signed with Banco BMG, as detailed in the Analysis of Consolidated Results.

Subsequent Events

In February 2005, Itaú Holding and Citigroup announced a new agreement for Credicard's management. This new agreement establishes that, during 2005, the 7.6 million credit cards issued by Credicard, as well as the new ones to be issued, will be analyzed according to their economic value, with the objective of forming two distinct and equivalent card bases: one of the bases with have the Credicard brand associated with the Itaú brand; and, likewise, the other base will be associated with the Citigroup brand. Each partner will be able to offer other financial products and services to its respective base. Accordingly, the new agreement will expand Itaú's credit card base by 3.8 million, bringing about significant synergy in business and benefiting everybody with the Bank's technology, quality, and wide range of products and services.

Performance Culture

The higher market capitalization, the significant increase in the liquidity of its stock, and the launch of differentiated products / services for the capital market, amongst other initiatives, reflect the enhancement of Itaú Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of this strategic long term vision of the Performance Culture, in the last six years, the return on stockholders' equity has remained above 26%.

ROE Annualized (%) - Evolution from 1994 to 2004



1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
12.5	11.1	15.4	17.2	18.9	31.6	27.7	31.5	26.3	26.5	27.0

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our audit of the financial statements of Banco Itaú Holding Financeira S.A. and Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of December 31, 2004 and 2003, on which we issued an unqualified opinion dated February 21, 2005, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2004 taken as a whole.

São Paulo, February 21, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador
CRC 1SP110374/O-0

Emerson Laerte da Silva
Contador
CRC 1SP171089/O-3